Dreyfus
Cash Management
Funds

SEMIANNUAL REPORT July 31, 2008

Dreyfus Cash Management

Dreyfus Cash Management Plus, Inc.

Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management

Dreyfus Treasury & Agency Cash Management

Dreyfus Treasury Prime Cash Management

Dreyfus Municipal Cash Management Plus

Dreyfus New York Municipal Cash Management

Dreyfus Tax Exempt Cash Management

**Dreyfus California AMT-Free Municipal
Cash Management**





BNY MELLON
ASSET MANAGEMENT

Dreyfus

Contents

The Funds

For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

The Funds



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Taxable). For the six-month period ended July 31, 2008, the six Dreyfus Cash Management Funds (Taxable) listed below produced the following annualized yields and annualized effective yields.[1]

	Annualized Yield (%)	Annualized Effective Yield (%)
Dreyfus Cash Management		
Institutional Shares	3.02	3.07
Investor Shares	2.77	2.81
Administrative Shares	2.92	2.96
Participant Shares	2.62	2.66
Agency Shares	2.97	3.01
Dreyfus Cash Management Plus, Inc.		
Institutional Shares	3.08	3.12
Investor Shares	2.83	2.86
Administrative Shares	2.98	3.02
Participant Shares	2.68	2.71
Service Shares	2.58	2.61
Select Shares	2.29	2.31
Agency Shares	3.01	3.06
Dreyfus Government Cash Management		
Institutional Shares	2.62	2.65
Investor Shares	2.37	2.39
Administrative Shares	2.52	2.54
Participant Shares	2.22	2.24
Agency Shares	2.56	2.59
Dreyfus Government Prime Cash Management		
Institutional Shares	2.47	2.50
Investor Shares	2.22	2.24
Administrative Shares	2.37	2.40
Participant Shares	2.07	2.09
Agency Shares	2.41	2.44
Dreyfus Treasury & Agency Cash Management		
Institutional Shares	1.84	1.86
Investor Shares	1.60	1.61
Administrative Shares	1.75	1.76
Participant Shares	1.45	1.46
Service Shares	1.35	1.35
Select Shares	1.05	1.05
Agency Shares	1.78	1.80
Premier Shares	1.54	1.55

	Annualized Yield (%)	Annualized Effective Yield (%)
Dreyfus Treasury Prime Cash Management		
Institutional Shares	1.74	1.75
Investor Shares	1.49	1.50
Administrative Shares	1.64	1.65
Participant Shares	1.34	1.35
Agency Shares	1.68	1.69

Economic and Market Environment

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had produced a weaker U.S. economy by the start of the reporting period, leading investors to reassess their attitudes toward risk. The resulting tightness in credit markets and heavy mortgage related losses among global financial institutions prompted the Federal Reserve Board (the "Fed") to reduce short-term interest rates several times in the months leading up to the reporting period, including two reductions totaling 125 basis points in late January 2008. As a result, the reporting period began with an overnight federal funds rate of 3.00%, down from 5.25% a few months earlier.

Despite the Fed's aggressive moves and a stimulus package passed by Congress in January, February saw more disappointing economic news, including the second month of job losses and intensifying deleveraging pressures on U.S. financial institutions. In March, non-farm payrolls shrank again, and the unemployment rate climbed from 4.80% to 5.10%. The Fed continued to take aggressive policy action, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms in an unprecedented program that allowed borrowers to use certain mortgage-backed securities as collateral. The first quarter ended with a GDP growth rate of 0.90%.

More job losses followed in April, and the Fed continued to reduce the federal funds rate, driving the overnight rate to 2.00%. However, inflation accelerated along with energy and food prices, and businesses attempted to pass along higher costs to their customers. As inflationary pressures intensified, some analysts forecast that the Fed's next move would be toward higher short-term interest rates.

Economic data in May was mixed. On one hand, the U.S. economy lost an additional 49,000 jobs, the unemployment rate jumped to 5.50% and the average cost of gasoline in the United States surpassed $4.00 per gallon. On the other hand, retail sales improved by 1.00%, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

June proved to be a difficult month for the U.S. economy and financial markets. Reports of 62,000 additional job losses and revelations of new subprime related write-downs by major banks sparked renewed volatility in the stock and bond markets and largely dashed expectations of a rate hike over the foreseeable future. For its part, the Fed left the federal funds rate unchanged at 2.00% in late June, citing uncertainty about the inflation outlook. It was later announced that U.S. GDP grew at an estimate 1.90% annualized rate, below consensus forecasts, despite an increase in export activity and a boost in consumer spending from tax rebates. Inflation increased at a relatively robust 4.20% annualized rate in the second quarter.

July also saw heightened market volatility, particularly when government-sponsored mortgage agencies Fannie Mae and Freddie Mac revealed greater-than-expected losses due to rising mortgage defaults, raising the possibility of further intervention by regulators and the federal government. In addition, the markets responded negatively to a seventh consecutive month of job losses and an increase in the unemployment rate to 5.70%.

Portfolio Focus

As the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged in the "flight to quality." Therefore, we maintained most of the funds' weighted average maturities in positions we considered longer than industry averages. The Dreyfus Treasury & Agency Cash Management Fund was an exception to this strategy, as it invests primarily in repurchase agreements with shorter maturities.

At this uncertain juncture, we expect the Fed and market participants to watch economic data closely for signs of renewed strength and a moderation of inflation. In the meantime, we intend to maintain a conservative credit posture and, for most of the Cash Management Funds (Taxable), a relatively long weighted average maturity.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

August 15, 2008
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Tax Exempt). For the six-month period ended July 31, 2008, the four tax-exempt money market portfolios that comprise Dreyfus Cash Management Funds (Tax Exempt) produced the following annualized yields and annualized effective yields:[1]

	Annualized Yield (%)	Annualized Effective Yield (%)
Dreyfus Municipal Cash Management Plus		
Institutional Shares	2.24	2.26
Investor Shares	1.99	2.01
Administrative Shares	2.14	2.16
Participant Shares	1.84	1.86
Agency Shares	2.18	2.20
Dreyfus N.Y. Municipal Cash Management		
Institutional Shares	2.03	2.05
Investor Shares	1.78	1.79
Administrative Shares	1.93	1.95
Participant Shares	1.63	1.64
Agency Shares	1.97	1.99
Dreyfus Tax Exempt Cash Management		
Institutional Shares	2.17	2.20
Investor Shares	1.93	1.94
Administrative Shares	2.07	2.09
Participant Shares	1.78	1.79
Agency Shares	2.11	2.13
Dreyfus California AMT-Free Municipal Cash Management		
Institutional Shares	1.96	1.98
Investor Shares	1.71	1.73
Administrative Shares	1.86	1.88
Participant Shares	1.56	1.58
Agency Shares	1.90	1.92

Credit and Economic Woes Weighed on Investor Sentiment

Economic conditions deteriorated over much of the reporting period as a result of sustained weakness in U.S. housing markets and soaring food and energy costs. Moreover, a credit crisis originating in the sub-prime mortgage market had spread to other asset classes by the start of the reporting period, causing investors to flock to the relative safety of U.S. Treasury securities and money market funds, and sparking price dislocations in longer-term fixed-income markets.

The Federal Reserve Board (the "Fed") attempted to address the downturn in the economy and credit markets by injecting liquidity into the banking system and reducing the federal funds rate from 5.25% to 3.00% over the five months prior to the start of the reporting period, including two cuts totaling 125 basis points in late January 2008. Despite the Fed's aggressive moves and a stimulus package passed by Congress in January, the economy continued to deteriorate amid steady job losses and intensifying deleveraging pressures on financial institutions. Although investors briefly believed in mid-March that the credit crisis might be easing when the Fed participated in the rescue of a major U.S. investment bank, commercial banks and brokerage firms continued to report massive sub-prime related write-downs, the labor market continued to weaken and food and energy prices moved higher.

Additional rate cuts by the Fed in March and April totaling 100 basis points have so far failed to stem the economic downturn. Meanwhile, inflationary pressures have increased along with food and fuel prices, prompting the Fed to leave interest rates unchanged at its June meeting. July saw additional market turbulence, particularly when government-sponsored mortgage agencies Fannie Mae and Freddie Mac revealed greater-than-expected losses due to rising mortgage defaults, raising the possibility of further intervention by regulators and the federal government. The financial markets also generally responded negatively to a seventh consecutive month of job losses and an increase in the unemployment rate to 5.70%.

Assets Flowed into Tax-Exempt Money Market Funds

Although tax-exempt money market yields declined along with short-term interest rates, a record level of assets flowed into municipal money market funds from risk-averse investors. Unrelenting investor demand typically puts downward pressure on short-term yields, but the restructuring of the auction-rate securities market, a segment of the longer-term municipal bond market, resulted in increased issuance of variable-rate demand notes (VRDNs) that adjust their yields on a daily or weekly basis. Ample supply resulted in higher yields on VRDNs for much of the reporting period. In addition, issuance of municipal notes has increased as tax receipts have declined in the faltering economy.

The fiscal conditions of most issuers remained sound during the reporting period, but the economic downturn and housing slump are widely expected to result in renewed budget pressures for many states, including New York and California. Both states are currently debating proposals to bridge projected budget shortfalls in upcoming fiscal years.

Maintaining a Conservative Investment Posture

We have maintained a cautious investment approach, as always, investing exclusively in instruments that have been reviewed and approved by our credit analysts. We generally have avoided instruments that, in our judgment, may be affected by concerns surrounding certain bond insurers, banks and broker-dealers. Instead, we have focused primarily on direct, high-quality municipal obligations. We also have attempted to diversify the funds as broadly as we deem practical in order to cushion the effects of unexpected credit problems on individual instruments.

Over much of the reporting period, we set the funds' weighted average maturities in ranges that were longer than industry averages to maintain higher yields while interest rates fell. While it appears that the Fed's interest-rate reductions may be complete for now due to intensifying inflation concerns, persistent economic weakness makes it unlikely that short-term interest rates will rise anytime soon. Therefore, we have continued to maintain the funds' relatively long weighted average maturities.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

An investment in each fund is not insured or guaranteed by the FDIC or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT).*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from February 1, 2008 to July 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended July 31, 2008

	Institutional	Investor	Administrative	Participant	Service	Select	Agency	Premier
Dreyfus Cash Management								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 3.00	–	–	$ 1.30	–
Ending value (after expenses)	$1,015.20	$1,013.90	$1,014.70	$1,013.20	–	–	$1,014.90	–
Dreyfus Cash Management Plus, Inc.								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 3.00	$ 3.50	$ 5.00	$ 1.30	–
Ending value (after expenses)	$1,015.40	$1,014.20	$1,014.90	$1,013.50	$1,012.90	$1,011.50	$1,015.10	–
Dreyfus Government Cash Management								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 3.00	–	–	$ 1.30	–
Ending value (after expenses)	$1,013.10	$1,011.90	$1,012.60	$1,011.10	–	–	$1,012.80	–
Dreyfus Government Prime Cash Management								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 3.00	–	–	$ 1.30	–
Ending value (after expenses)	$1,012.40	$1,011.10	$1,011.90	$1,010.40	–	–	$1,012.10	–
Dreyfus Treasury & Agency Cash Management								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 2.99	$ 3.49	$ 4.99	$ 1.30	$ 2.55
Ending value (after expenses)	$1,009.20	$1,008.00	$1,008.70	$1,007.20	$1,006.70	$1,005.20	$1,008.90	$1,007.70
Dreyfus Treasury Prime Cash Management								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 2.99	–	–	$ 1.30	–
Ending value (after expenses)	$1,008.60	$1,007.60	$1,008.20	$1,006.70	–	–	$1,008.40	–
Dreyfus Municipal Cash Management Plus								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 3.00	–	–	$ 1.30	–
Ending value (after expenses)	$1.011.20	$1,010.00	$1,010.70	$1,009.20	–	–	$1,010.90	–
Dreyfus New York Municipal Cash Management								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 3.00	–	–	$ 1.30	–
Ending value (after expenses)	$1,010.20	$1,008.90	$1,009.70	$1,008.20	–	–	$1,009.90	–
Dreyfus Tax Exempt Cash Management								
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 3.00	–	–	$ 1.30	–
Ending value (after expenses)	$1,010.90	$1,009.60	$1,010.40	$1,008.90	–	–	$1,010.60	–
Dreyfus California AMT-Free Municipal Cash Management								
Expenses paid per $1,000†	$ .75	$ 2.00	$ 1.25	$ 2.75	–	–	$ 1.05	–
Ending value (after expenses)	$1,009.80	$1,008.60	$1,009.30	$1,007.80	–	–	$1,009.50	–

† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares, .60% for Participant Shares, .70% for Service Shares, 1.00% for Selecet Shares, .26% for Agency Shares and .51% for Premier Shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period), for Dreyfus California AMT-Free Municipal Cash Management expense ratio is .15% for Institutional Shares, .40% for Investor Shares, .25% for Administrative Shares, .55% for Participant Shares, and .21% for Agency Shares; multiplied by the average account value over the period, by 182/366 (to reflect the one-half year period).*

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended July 31, 2008

	Institutional	Investor	Administrative	Participant	Service	Select	Agency	Premier
Dreyfus Cash Management								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	–	–	$ 1.31	–
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	–	–	$1,023.57	–
Dreyfus Cash Management Plus, Inc.								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	$ 3.52	$ 5.02	$ 1.31	–
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	$1,021.38	$1,019.89	$1,023.57	–
Dreyfus Government Cash Management								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	–	–	$ 1.31	–
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	–	–	$1,023.57	–
Dreyfus Government Prime Cash Management								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	–	–	$ 1.31	–
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	–	–	$1,023.57	–
Dreyfus Treasury & Agency Cash Management								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	$ 3.52	$ 5.02	$ 1.31	$ 2.56
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	$1,021.38	$1,019.89	$1,023.57	$1,022.33
Dreyfus Treasury Prime Cash Management								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	–	–	$ 1.31	–
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	–	–	$1,023.57	–
Dreyfus Municipal Cash Management Plus								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	–	–	$ 1.31	–
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	–	–	$1,023.57	–
Dreyfus New York Municipal Cash Management								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	–	–	$ 1.31	–
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	–	–	$1,023.57	–
Dreyfus Tax Exempt Cash Management								
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02	–	–	$ 1.31	–
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88	–	–	$1,023.57	–
Dreyfus California AMT-Free Municipal Cash Management								
Expenses paid per $1,000†	$ .75	$ 2.01	$ 1.26	$ 2.77	–	–	$ 1.06	–
Ending value (after expenses)	$1,024.12	$1,022.87	$1,023.62	$1,022.13	–	–	$1,023.82	–

† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares, .60% for Participant Shares, .70% for Service Shares, 1.00% for Selecet Shares, .26% for Agency Shares and .51% for Premier Shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period), for Dreyfus California AMT-Free Municipal Cash Management expense ratio is .15% for Institutional Shares, .40% for Investor Shares, .25% for Administrative Shares, .55% for Participant Shares, and .21% for Agency Shares; multiplied by the average account value over the period, by 182/366 (to reflect the one-half year period).*

Dreyfus Cash Management	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—49.7%		
ABN AMRO Bank N.V. (London) (Yankee)		
2.85%−3.01%, 8/12/08−11/7/08	650,000,000	650,014,681
Allied Irish Banks PLC (Yankee)		
2.82%−3.01%, 10/7/08−12/29/08	1,000,000,000	1,000,046,816
American Express Bank FSB		
3.05%, 8/25/08	25,000,000	25,000,000
American Express Centurion Bank		
2.95%, 8/21/08	200,000,000	200,000,000
Banco Bilbao Vizcaya Argenteria Puerto Rico (Yankee)		
2.80%, 10/3/08	375,000,000	375,003,258
Bank of Scotland PLC (Yankee)		
2.72%−2.88%, 9/10/08−11/3/08	750,000,000	750,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
2.53%−2.85%, 8/7/08−8/14/08	1,500,000,000	1,500,000,000
Barclays Bank PLC (Yankee)		
2.68%−2.82%, 9/29/08−11/24/08	800,000,000	800,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
3.02%, 10/9/08	250,000,000	250,002,377
Branch Banking & Trust Co.		
2.88%, 11/5/08	10,000,000	10,000,000
Calyon (London) (Yankee)		
2.72%−3.05%, 9/4/08−12/11/08	550,000,000	550,000,000
Canadian Imperial Bank of Commerce (Yankee)		
2.75%−3.04%, 8/27/08−9/5/08	750,000,000	750,000,000
Credit Agricole (London)		
2.85%−2.90%, 10/7/08−12/1/08	1,000,000,000	1,000,000,000
Credit Suisse		
2.86%, 8/12/08	475,000,000 [a]	475,000,000
DEPFA BANK PLC (Yankee)		
2.65%−2.90%, 8/22/08−10/7/08	600,000,000 [b]	600,000,000
Fifth Third Bank		
2.80%, 11/17/08	170,000,000	170,000,000
Fortis Bank (Yankee)		
2.80%, 10/3/08	300,000,000	300,000,000
Landesbank Baden-Wurttemberg (London) (Yankee)		
2.90%, 10/3/08−10/10/08	775,000,000	775,000,000
Landesbank Hessen-Thuringen Girozentrale (London) (Yankee)		
2.87%−2.95%, 9/10/08−10/10/08	1,050,000,000	1,050,002,412
Mizuho Corporate Bank (Yankee)		
2.52%, 8/11/08	650,000,000	650,000,000
National Australia Bank Ltd. (London)		
2.72%, 9/15/08	500,000,000	500,000,000
Natixis (Yankee)		
2.75%−3.00%, 9/10/08−10/21/08	1,100,000,000	1,100,006,698
Royal Bank of Scotland PLC (Yankee)		
3.00%, 12/23/08−12/30/08	675,000,000	675,026,817

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit (continued)		
Santander Central Hispano Finance (Delaware) Inc. (London) 2.93%, 8/13/08	50,000,000	50,000,493
UBS AG (Yankee) 2.80%, 10/8/08	500,000,000	500,000,000
UniCredito Italiano SpA (Yankee) 2.80%–3.20%, 9/9/08–1/30/09	510,000,000	510,002,725
Wachovia Bank, N.A. 2.85%–3.05%, 10/3/08–12/15/08	1,200,000,000	1,200,000,000
Total Negotiable Bank Certificates of Deposit (cost $16,415,106,277)		**16,415,106,277**
Commercial Paper–28.4%		
Abbey National North America LLC 2.15%, 8/1/08	300,000,000	300,000,000
ANZ National (International) Ltd. 2.72%, 10/14/08	400,000,000 b	397,796,444
ASB Finance Ltd. 2.74%–2.96%, 8/14/08–11/21/08	520,000,000 b	516,836,181
Atlantis One Funding Corp. 2.90%, 9/29/08	100,000,000 b	99,528,000
Bank of Ireland 2.75%, 9/12/08	150,000,000 b	149,522,250
Bank of Scotland PLC 2.80%, 11/13/08	400,000,000	396,810,667
BNP Paribas Finance Inc. 2.15%, 8/1/08	200,000,000	200,000,000
CAFCO LLC 2.96%, 8/12/08	100,000,000 b	99,910,778
Canadian Imperial Holdings 2.80%, 10/9/08	100,000,000	99,470,808
Cancara Asset Securitisation Ltd. 2.61%–2.94%, 8/7/08–9/26/08	853,000,000 b	850,609,422
CHARTA LLC 2.75%–2.96%, 8/12/08–9/11/08	1,150,000,000 b	1,146,894,653
CIESCO LLC 2.87%–2.96%, 8/12/08–10/6/08	225,000,000 b	224,258,799
Citigroup Funding Inc. 2.83%–2.93%, 10/7/08–11/13/08	456,000,000	453,316,581
Commerzbank AG 2.85%, 10/3/08	200,000,000	199,009,500
Commerzbank U.S. Finance Inc. 2.95%–3.06%, 8/15/08–8/20/08	371,000,000	370,455,605
DnB NOR Bank ASA 2.88%–3.04%, 10/22/08–11/3/08	300,000,000	297,894,056
FCAR Owner Trust, Ser. I 3.07%, 9/23/08	75,000,000	74,663,229
General Electric Capital Corp. 2.18%, 8/1/08	500,000,000	500,000,000

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Gotham Funding Corp. 2.87%, 9/22/08	18,793,000 [b]	18,715,635
Natexis Banques Populaires US Finance Co. LLC 2.95%, 12/2/08	250,000,000	247,516,938
Scaldis Capital Ltd. 2.70%–2.75%, 8/25/08–9/9/08	800,000,000 [b]	798,102,333
Swedbank (ForeningsSparbanken AB) 2.93%–3.09%, 10/9/08–11/7/08	625,000,000	620,982,410
Wells Fargo Bank, NA 2.43%, 8/13/08–8/14/08	300,000,000	299,744,310
Westpac Banking Corp. 2.75%, 10/14/08	500,000,000	497,214,722
Windmill Funding Corp. 2.60%, 8/5/08–8/12/08	503,012,000 [b]	502,720,284
Total Commercial Paper (cost $9,361,973,605)		**9,361,973,605**
Corporate Notes—7.4%		
Banca Intesa SpA 2.96%, 8/14/08	250,000,000 [a]	250,000,000
Bank of America Corp. 2.34%, 8/1/08	500,000,000	500,000,000
Barclays Bank PLC 2.89%, 8/30/08	500,000,000 [a]	500,000,000
Citigroup Funding Inc. 3.20%, 5/8/09	400,000,000 [a]	400,000,000
Fifth Third Bancorp 2.47%, 8/26/08	200,000,000 [a]	200,000,000
General Electric Capital Corp. 2.50%, 8/27/08	100,000,000 [a]	100,000,000
Morgan Stanley 2.61%, 8/5/08	250,000,000 [a]	250,000,000
Wachovia Bank, N.A. 2.67%, 8/28/08	250,000,000 [a]	250,000,000
Total Corporate Notes (cost $2,450,000,000)		**2,450,000,000**
Promissory Notes—1.2%		
Goldman Sachs Group Inc. 2.90%–3.00%, 9/2/08–9/12/08 (cost $400,000,000)	400,000,000 [c]	**400,000,000**
U.S. Government Agency—4.3%		
Federal Home Loan Bank System 2.33%–2.36%, 8/15/08–8/29/08 (cost $1,410,627,933)	1,412,785,000	**1,410,627,933**

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Time Deposits–10.3%		
Commerzbank AG (Grand Cayman)		
2.12%, 8/1/08	300,000,000	300,000,000
Dresdner Bank AG (Grand Cayman)		
2.13%, 8/1/08	900,000,000	900,000,000
DZ Bank AG (Grand Cayman)		
2.20%, 8/1/08	1,000,000,000	1,000,000,000
KBC Bank N.V. (Grand Cayman)		
2.06%, 8/1/08	700,000,000	700,000,000
Svenska Handelsbanken (Grand Cayman)		
2.20%, 8/1/08	500,000,000	500,000,000
Total Time Deposits		
(cost $3,400,000,000)		**3,400,000,000**
Repurchase Agreement–.7%		
Banc of America Securities LLC		
2.20%, dated 7/31/08, due 8/1/08 in the amount of $226,013,811 (fully collateralized by $242,594,878 Federal Government Loan Mortgage Corp., 5%, due 6/1/38, value $230,520,000)		
(cost $226,000,000)	226,000,000	**226,000,000**
Total Investments (cost $33,663,707,815)	**102.0%**	**33,663,707,815**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(675,104,545)**
Net Assets	**100.0%**	**32,988,603,270**

[a] *Variable rate security—interest rate subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $5,404,894,779 or 16.4% of net assets.*

[c] *These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 6/3/08 to 6/17/08 at a cost of $400,000,000. At July 31, 2008, the aggregate value of these securities were $400,000,000 representing 1.2% of net assets and are valued at cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	82.9	Asset-Backed/Certificates	1.5
Asset-Backed/Multi-Seller Programs	8.6	Repurchase Agreement	.7
Government Agency	4.3	Asset-Backed/Single Seller	.2
Brokerage Firms	2.0		
Finance	1.8		**102.0**

[†] *Based on net assets.*

See notes to financial statements.

Dreyfus Cash Management Plus, Inc.	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—57.4%		
ABN AMRO Bank N.V. (London) 2.85%, 11/7/08	150,000,000	150,014,087
Allied Irish Banks (Yankee) 3.02%, 10/24/08	375,000,000	375,012,927
Allied Irish Banks N.A. Inc. (Yankee) 2.74%, 10/8/08	150,000,000	150,002,794
American Express Bank FSB 3.05%, 8/25/08	100,000,000	100,000,000
Banco Bilbao Vizcaya Argenteria Puerto Rico (Yankee) 2.80%, 11/17/08	200,000,000	200,000,000
Banco Santander Puerto Rico (Yankee) 3.00%, 12/10/08	300,000,000	300,000,000
Bank of Ireland (Yankee) 2.90%–3.03%, 10/28/08–12/3/08	150,000,000 [a]	150,003,996
Bank of Scotland (Yankee) 2.85%, 11/10/08	150,000,000	150,000,000
Bank of Scotland PLC (Yankee) 2.88%, 11/3/08	100,000,000	100,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 2.53%–2.85%, 8/11/08–10/10/08	755,000,000	755,000,000
Barclays Bank PLC (Yankee) 2.80%–3.00%, 8/8/08–10/3/08	300,000,000	300,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee) 2.80%–3.02%, 9/9/08–10/10/08	650,000,000	650,006,219
Calyon (London) (Yankee) 2.75%–3.05%, 10/6/08–12/11/08	450,000,000	450,000,000
Canadian Imperial Bank of Commerce (Yankee) 2.90%–3.11%, 8/13/08–12/9/08	800,000,000	800,000,000
Comerica Inc. 3.62%, 10/22/08	125,000,000	125,000,000
Credit Agricole (London) 2.85%, 10/7/08	350,000,000	350,000,000
Credit Suisse 2.86%, 8/12/08	200,000,000 [b]	200,000,000
DEPFA BANK PLC (Yankee) 2.90%, 10/7/08	500,000,000 [a]	500,000,000
Fifth Third Bank 2.80%, 11/10/08	200,000,000	200,000,000
Fortis Bank (Yankee) 2.80%, 10/3/08	95,000,000	95,000,000
Landesbank Hessen-Thuringen Girozentrale (London) 2.95%, 10/10/08	500,000,000	500,004,825
Mizuho Corporate Bank (Yankee) 2.52%, 8/11/08	200,000,000	200,000,000
Natixis (Yankee) 2.75%–3.00%, 9/10/08–10/21/08	700,000,000	700,002,233

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit (continued)		
Nordea Bank Finland PLC (Yankee)		
3.61%, 10/17/08	450,000,000	451,093,744
Societe Generale (Yankee)		
3.00%, 12/10/08	250,000,000	250,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
2.74%, 10/9/08	250,000,000	250,000,000
UBS AG (Yankee)		
2.80%–3.02%, 8/26/08–10/8/08	175,000,000	175,000,000
Wachovia Bank, N.A.		
2.85%–3.05%, 10/3/08–12/15/08	700,000,000	700,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $9,326,140,825)		**9,326,140,825**
Commercial Paper—32.4%		
Abbey National North America LLC		
2.15%, 8/1/08	200,000,000	200,000,000
Allied Irish Banks N.A. Inc.		
3.01%, 8/21/08	150,000,000	149,752,917
Amsterdam Funding Corp.		
2.60%, 8/15/08	100,000,000 [a]	99,899,083
ASB Bank Ltd.		
2.95%, 8/18/08	100,000,000	99,862,583
ASB Finance Ltd.		
2.80%, 10/6/08–11/6/08	250,000,000 [a]	248,378,500
Atlantis One Funding Corp.		
2.90%, 9/26/08	500,000,000 [a]	497,760,000
Banco Bilbao Vizcaya Argenteria Puerto Rico		
3.14%, 1/22/09	500,000,000	492,532,500
Bank of Ireland		
3.02%, 10/22/08	25,000,000 [a]	24,830,647
Bank of Scotland PLC		
2.80%, 11/14/08	150,000,000	148,792,500
CAFCO LLC		
2.96%, 8/12/08	200,000,000 [a]	199,821,556
Cancara Asset Securitisation Ltd.		
2.88%, 10/9/08	170,000,000 [a]	169,068,117
Citigroup Funding Inc.		
3.01%–3.20%, 8/15/08–12/22/08	800,000,000	794,739,214
Commerzbank AG		
2.85%, 10/2/08	350,000,000	348,294,139
Commerzbank U.S. Finance Inc.		
2.95%–3.06%, 8/15/08–8/20/08	400,000,000	399,455,417
General Electric Capital Corp.		
2.18%, 8/1/08	300,000,000	300,000,000

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Long Lane Master Trust IV		
2.56%, 8/18/08	247,420,000 a	247,122,065
Skandinaviska Enskilda Banken AB		
3.04%, 10/24/08	250,000,000	248,255,833
Societe Generale N.A. Inc.		
2.88%, 10/10/08	150,000,000	149,165,833
Swedbank (ForeningsSparbanken AB)		
2.88%, 11/7/08	100,000,000	99,226,889
Westpac Banking Corp.		
2.75%, 10/14/08	150,000,000	149,164,417
Windmill Funding Corp.		
2.60%, 8/14/08	100,000,000 a	99,906,292
Working Capital Management Co. L.P.		
2.66%, 8/11/08	105,000,000 a	104,922,708
Total Commercial Paper		
(cost $5,270,951,210)		**5,270,951,210**
Corporate Notes—2.4%		
Banc of America Corp.		
2.34%, 8/1/08	200,000,000	200,000,000
General Electric Capital Corp.		
2.50%, 8/27/08	100,000,000 b	100,000,000
Lehman Brothers Holdings Inc.		
2.65%, 8/23/08	97,200,000 b,d	97,200,000
Total Corporate Notes		
(cost $397,200,000)		**397,200,000**
Promissory Notes—4.2%		
Goldman Sachs Group Inc.		
2.33%–3.00%, 8/1/08–9/12/08		
(cost $675,000,000)	675,000,000 c	**675,000,000**
Time Deposits—1.9%		
Dresdner Bank AG (Grand Cayman)		
2.13%, 8/1/08	100,000,000	100,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
2.06%, 8/1/08	103,000,000	103,000,000
Manufacturers & Traders Trust Company (Grand Cayman)		
2.13%, 8/1/08	100,000,000	100,000,000
Total Time Deposits		
(cost $303,000,000)		**303,000,000**

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Repurchase Agreement−1.4%		
Banc of America Securities LLC 2.20%, dated 7/31/08, due 8/1/08 in the amount of $235,014,361 (fully collateralized by $251,934,794 Federal Home Loan Mortgage Corp., 5%, due 4/1/38, value $239,700,001) (cost $235,000,000)	235,000,000	**235,000,000**
Total Investments (cost $16,207,292,035)	**99.7%**	**16,207,292,035**
Cash and Receivables (Net)	**.3%**	**46,089,960**
Net Assets	**100.0%**	**16,253,381,995**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $2,341,712,964 or 14.4% of net assets.

b Variable rate security—interest rate subject to periodic change.

c These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 5/15/06 to 6/17/08 at a cost of $675,000,000. At July 31, 2008, the aggregate value of these securities were $675,000,000 representing 4.2% of net assets and are valued at cost.

d Effective September 17, 2008, this security was covered by a capital support agreement with The Bank of New York Mellon Corporation.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	86.3	Repurchase Agreement	1.4
Brokerage Firms	4.8	Asset-Backed/Certificates	1.2
Asset-Backed/Multi-Seller Programs	3.5		
Finance	2.5		**99.7**

† Based on net assets.

See notes to financial statements.

Dreyfus Government Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies−80.5%			
Federal Farm Credit Bank:			
8/15/08	2.28	277,000,000 a	277,000,000
9/22/08	2.08	410,000,000 a	410,001,485
11/17/08	1.95	75,000,000 a	75,000,000
1/14/09	2.08	77,000,000 a	76,996,488
7/23/09	2.06	375,000,000 a	375,000,000
8/3/09	2.11	100,000,000 a	100,000,000
9/15/09	2.05	320,000,000 a	319,982,723
3/9/10	2.23	200,000,000 a	200,000,000
Federal Home Loan Bank System:			
8/1/08	1.82	1,390,000,000	1,390,000,000
8/1/08	2.00	200,000,000	200,000,000
8/1/08	2.53	500,000,000 a	500,000,000
8/8/08	3.37	84,000,000	84,026,245
8/13/08	4.66	186,000,000	186,014,880
8/22/08	2.37	500,000,000 a	499,909,091
8/22/08	4.54	42,000,000	41,982,528
8/25/08	2.37	10,000,000	9,984,267
9/12/08	2.36	59,827,000	59,662,974
9/15/08	2.21	150,000,000	150,214,737
9/17/08	2.38	826,595,000	824,045,807
9/19/08	2.36	300,000,000	299,040,417
10/10/08	2.38	100,000,000	99,539,167
10/15/08	2.36	450,000,000	447,803,714
10/24/08	2.11	100,000,000	99,513,500
10/29/08	2.11	46,168,000	45,929,756
11/7/08	2.21	123,870,000	123,970,324
11/14/08	2.21	200,000,000	198,722,500
12/24/08	2.53	100,000,000	101,041,732
12/29/08	2.55	21,725,000	21,946,653
2/13/09	1.90	200,000,000	200,646,622
2/27/09	2.58	150,000,000	150,032,795
3/5/09	2.55	200,000,000	200,018,937
3/12/09	1.80	100,000,000	100,227,398
4/15/09	2.38	275,000,000	274,778,633
4/21/09	2.17	200,000,000 a	200,000,000
4/23/09	2.29	250,000,000	249,978,219
4/24/09	2.30	250,000,000	249,907,082
4/24/09	2.44	119,125,000	121,029,909
5/4/09	2.36	29,000,000	29,008,942
5/7/09	2.35	115,000,000	115,129,831
5/13/09	2.47	55,000,000	54,949,796
5/19/09	2.50	80,000,000	80,009,503
9/4/09	2.12	350,000,000 a	350,000,000
Federal Home Loan Mortgage Corp.:			
8/4/08	4.46	37,061,000	37,060,824
8/15/08	4.66	48,855,000	48,852,802
8/19/08	2.38	250,000,000 a	249,914,578
9/25/08	2.47	50,000,000	49,812,847

Dreyfus Government Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)			
Federal Home Loan Mortgage Corp. (continued):			
10/30/08	2.40	30,000,000	29,821,500
10/31/08	2.40	140,722,000	139,875,401
11/3/08	2.11	200,000,000	198,911,167
11/17/08	2.21	335,800,000	333,593,794
12/15/08	2.49	74,878,000	74,182,134
12/22/08	2.50	150,000,000	148,528,292
1/12/09	2.27	138,300,000	140,089,581
3/16/09	2.15	6,422,000	6,559,188
Federal National Mortgage Association:			
8/1/08	2.27	800,000,000 [a]	800,000,000
8/1/08	2.28	420,000,000 [a]	419,954,328
8/20/08	2.11	255,000,000	254,718,721
9/3/08	2.12	44,100,000	44,015,107
9/17/08	2.36	200,000,000	199,386,389
10/29/08	2.40	46,500,000	46,226,399
10/30/08	2.40	357,420,000	355,293,351
11/14/08	2.15	13,500,000	13,416,525
11/17/08	2.61	375,000,000	372,086,250
3/16/09	2.17	3,000,000	3,025,405
Total U.S. Government Agencies			
(cost $13,558,371,238)			**13,558,371,238**
Repurchase Agreements–19.4%			
Banc of America Securities LLC			
dated 7/31/08, due 8/1/08 in the amount of $325,019,861 (fully collateralized by $1,131,360,104 Federal National Mortgage Association, 6%, due 3/1/34, value $331,500,000)	2.20	325,000,000	325,000,000
Barclays Financial LLC			
dated 7/31/08, due 8/1/08 in the amount of $100,006,111 (fully collateralized by $85,835,000 Federal Home Loan Bank System, 4.875%, due 10/5/11, value $90,053,647 and $12,015,000 Federal Home Loan Mortgage Corp., 0%, due 10/24/08, value $11,946,515)	2.20	100,000,000	100,000,000
BNP Paribas			
dated 7/31/08, due 8/1/08 in the amount of $325,019,681 (fully collateralized by $1,408,486,420 Federal Home Loan Mortgage Corp., 0%-19.47%, due 4/15/18-2/15/38, value $161,054,414 and $1,983,629,708 Federal National Mortgage Association, 0%-28.20%, due 6/25/15-6/25/37, value $170,445,587)	2.18	325,000,000	325,000,000
Credit Suisse (USA) Inc.			
dated 7/31/08, due 8/1/08 in the amount of $325,019,771 (fully collateralized by $315,009,000 U.S. Treasury Notes, 3.875%-4.875%, due 9/15/10-4/30/11, value $331,500,780)	2.19	325,000,000	325,000,000

Dreyfus Government Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
Deutsche Bank Securities dated 7/31/08, due 8/1/08 in the amount of $325,019,861 (fully collateralized by $306,757,514 Federal Home Loan Mortgage Corp., 4.50%-7%, due 12/1/21-7/1/38, value $252,044,229, $82,770,008 Federal National Mortgage Association, 5.09%-6.14%, due 2/1/37-7/1/38, value $76,929,649 and $2,496,568 Government National Mortgage Association, 7%, due 4/15/38, value $2,526,123)	2.20	325,000,000	325,000,000
Fortis Securities LLC dated 7/31/08, due 8/1/08 in the amount of $325,019,319 (fully collateralized by $192,525,000 Federal Home Loan Bank System, 2.611%-5.75%, due 8/25/08-5/15/12, value $197,722,458, $36,510,000 Federal Home Loan Mortgage Corp., 0%-6.625%, due 10/10/08-7/15/32, value $38,130,928, $70,259,000 Federal National Mortgage Association, 3.80%-7.25%, due 2/15/10-7/15/37, value $74,578,526, and $17,594,000 Treasury Inflation Protected Securities, .625%-3.375%, due 4/15/12-4/15/32, value $21,068,639)	2.14	325,000,000	325,000,000
Goldman, Sachs & Co. dated 7/31/08, due 8/1/08 in the amount of $139,007,722 (fully collateralized by $39,611,000 Federal Home Loan Mortgage Corp., 4.75%, due 11/3/09, value $40,925,020 and $96,745,000 Federal National Mortgage Association, 5.125%-7.25%, due 7/13/09-1/15/10, value $100,855,069)	2.00	139,000,000	139,000,000
Greenwich Capital Markets dated 7/31/08, due 8/1/08 in the amount of $325,019,590 (fully collateralized by $334,000,000 Federal National Mortgage Association, 0%, due 9/26/08-12/15/08, value $331,503,439)	2.17	325,000,000	325,000,000
HSBC USA Inc. dated 7/31/08, due 8/1/08 in the amount of $334,020,318 (fully collateralized by $341,761,371 Federal Home Loan Mortgage Corp., 5%-7.50%, due 11/1/15-6/1/38, value $256,129,563 and $87,191,571 Federal National Mortgage Association, 5.50%, due 3/1/38, value $84,555,158)	2.19	334,000,000	334,000,000
Merrill Lynch & Co. Inc. dated 7/31/08, due 8/1/08 in the amount of $300,018,167 (fully collateralized by $665,384,444 Government National Mortgage Association, 5.50%-6.50%, due 7/20/26-6/20/38, value $306,000,494)	2.18	300,000,000	300,000,000
Morgan Stanley dated 7/31/08, due 8/1/08 in the amount of $140,008,283 (fully collateralized by $143,680,000 Federal National Mortgage Association, 0%, due 10/31/08, value $142,803,552)	2.13	140,000,000	140,000,000

Dreyfus Government Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
UBS Securities LLC			
dated 7/31/08, due 8/1/08 in the amount of			
$300,018,000 (fully collateralized by $298,281,000			
Federal Home Loan Mortgage Corp., 2.375%-6.75%, due			
10/15/08-7/15/32, value $306,003,572)	2.16	300,000,000	300,000,000
Total Repurchase Agreements			
(cost $3,263,000,000)			**3,263,000,000**
Total Investments (cost $16,821,371,238)		**99.9%**	**16,821,371,238**
Cash and Receivables (Net)		**.1%**	**19,962,856**
Net Assets		**100.0%**	**16,841,334,094**

a Variable rate security—interest rate subject to periodic change.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Federal Home Loan Bank System	46.0	Federal Farm Credit Bank	10.9
Repurchase Agreements	19.4	Federal Home Loan Mortgage Corp.	8.7
Federal National Mortgage Association	14.9		**99.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF INVESTMENTS
July 31, 2008 (Unaudited)

Dreyfus Government Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies−99.8%			
Federal Farm Credit Bank:			
8/2/08	2.29	100,000,000 a	100,000,000
8/7/08	1.97	5,500,000 a	5,499,975
8/15/08	2.28	150,000,000 a	150,000,000
8/21/08	1.97	10,000,000 a	10,000,033
10/10/08	4.10	12,215,000	12,216,148
11/14/08	2.02	50,000,000 a	50,000,000
11/17/08	1.96	100,000,000 a	99,997,856
12/5/08	2.06	20,000,000	19,857,200
1/14/09	2.08	28,500,000 a	28,497,279
1/15/09	2.32	34,770,000	34,980,191
2/24/09	2.18	4,900,000	4,944,587
3/19/09	2.14	1,395,000	1,425,776
4/1/09	2.23	19,643,000	19,633,425
4/15/09	2.23	75,100,000	76,052,055
4/24/09	2.03	100,000,000 a	100,000,000
5/19/09	2.37	15,000,000	14,986,008
5/27/09	2.11	100,000,000 a	100,000,000
6/5/09	2.70	100,000,000	100,000,000
7/22/09	2.10	17,000,000 a	16,993,268
7/23/09	2.06	125,000,000 a	125,000,000
8/3/09	2.11	150,000,000 a	150,000,000
8/28/09	2.22	100,000,000 a	100,000,000
9/24/09	2.27	7,000,000 a	6,986,367
12/21/09	2.20	100,000,000 a	99,875,571
Federal Home Loan Bank System:			
8/1/08	1.82	481,000,000	481,000,000
8/6/08	2.50	200,325,000	200,256,258
8/13/08	2.29	608,294,000	607,831,756
8/15/08	2.23	12,147,000	12,136,466
8/15/08	4.65	2,000,000	2,000,557
8/22/08	2.25	216,124,000	215,840,337
8/25/08	4.66	77,440,000	77,452,800
8/27/08	2.26	300,000,000	299,511,778
9/10/08	2.14	185,000,000	184,564,222
9/12/08	2.34	19,112,000	19,060,047
9/12/08	2.20	12,200,000	12,237,856
9/16/08	2.63	130,000,000 a	129,985,658
9/17/08	4.30	100,000,000	100,040,148
9/22/08	2.66	19,700,000 a	19,699,436
10/1/08	2.30	337,533,000	336,226,545
10/15/08	2.36	128,054,000	127,429,180
10/17/08	2.12	80,000,000	79,640,667
10/29/08	2.46	173,500,000	172,452,544
11/3/08	2.10	30,175,000	30,011,116
11/7/08	2.22	50,000,000	50,037,016
11/28/08	2.59	150,000,000	150,000,000
1/2/09	2.57	36,000,000	35,608,840
1/7/09	2.57	164,000,000	162,160,193

Dreyfus Government Prime Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)			
Federal Home Loan Bank System (continued):			
1/29/09	2.20	8,785,000	8,806,030
2/9/09	2.11	14,775,000	15,018,382
2/13/09	2.20	10,425,000	10,492,775
4/3/09	2.28	100,000,000	99,986,119
8/7/09	2.09	250,000,000 a	250,000,000
Tennessee Valley Authority			
11/13/08	2.15	34,352,000	34,653,690
Total Investments (cost $5,351,086,155)	**99.8%**		**5,351,086,155**
Cash and Receivables (Net)	**.2%**		**9,729,076**
Net Assets	**100.0%**		**5,360,815,231**

a *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Federal Home Loan Bank System	72.6	Tennessee Valley Authority	.6
Federal Farm Credit Bank	26.6		**99.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS
July 31, 2008 (Unaudited)

Dreyfus Treasury & Agency Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills—19.2%			
8/21/08	1.69	90,000,000	89,915,500
8/28/08	1.29	440,000,000	439,575,950
9/18/08	1.25	2,500,000,000	2,495,867,000
Total U.S. Treasury Bills (cost $3,025,358,450)			**3,025,358,450**
Repurchase Agreements—80.9%			
Banc of America Securities LLC dated 7/31/08, due 8/1/08 in the amount of $500,028,333 (fully collateralized by $63,344,000 Treasury Inflation Protected Securities, 2.50%, due 7/15/16, value $72,654,484, $77,001,000 U.S. Treasury Bonds, 8%, due 11/15/21, value $104,933,816 and $322,416,300 U.S. Treasury Notes, 3.50%-4.75%, due 2/28/09-2/15/18, value $332,411,725)	2.04	500,000,000	500,000,000
Banc of America Securities LLC dated 7/31/08, due 8/1/08 in the amount of $1,450,085,389 (fully collateralized by $1,870,877,191 Government National Mortgage Association, 4%-6.50%, due 7/15/23-2/15/50, value $1,479,000,000)	2.12	1,450,000,000	1,450,000,000
Barclays Financial LLC dated 7/31/08, due 8/1/08 in the amount of $329,018,918 (fully collateralized by $292,002,600 Treasury Inflation Protected Securities, 1.63%, due 1/15/15, value $335,580,052)	2.07	329,000,000	329,000,000
Barclays Financial LLC dated 7/31/08, due 8/1/08 in the amount of $931,055,860 (fully collateralized by $1,149,163,586 Government National Mortgage Association, 4.50%-7.50%, due 9/15/18-7/20/38, value $949,620,000)	2.16	931,000,000	931,000,000
Barclays Financial LLC dated 7/31/08, due 8/1/08 in the amount of $100,005,806 (fully collateralized by $99,437,300 U.S. Treasury Notes, 4.25%, due 11/15/17, value $102,000,064)	2.09	100,000,000	100,000,000
Barclays Financial LLC dated 7/31/08, due 8/1/08 in the amount of $350,020,417 (fully collateralized by $300,105,800 Treasury Inflation Protected Securities, 2.38%, due 1/15/25, value $357,000,015)	2.10	350,000,000	350,000,000
BNP Paribas dated 7/31/08, due 8/1/08 in the amount of $1,500,085,417 (fully collateralized by $408,126,900 Treasury Inflation Protected Securities, 2.38%-3%, due 7/15/12-1/15/25, value $515,090,863 and $981,740,700 U.S. Treasury Notes, 2%-4.75%, due 8/31/09-8/15/10, value $1,014,909,170)	2.05	1,500,000,000	1,500,000,000
Credit Suisse (USA) Inc. dated 7/31/08, due 8/1/08 in the amount of $600,034,500 (fully collateralized by $615,988,000 U.S. Treasury Bills, due 1/2/09-7/30/09, value $605,780,096 and $7,599,000 U.S. Treasury Strips, due 5/15/14, value $6,223,277)	2.07	600,000,000	600,000,000
Credit Suisse (USA) Inc. dated 7/31/08, due 8/1/08 in the amount of $1,367,081,640 (fully collateralized by $2,047,452,489 Government National Mortgage Association, 4.50%-7%, due 6/15/18-7/20/38, value $1,394,348,711)	2.15	1,367,000,000	1,367,000,000

Dreyfus Treasury & Agency Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
Deutsche Bank Securities dated 7/31/08, due 8/1/08 in the amount of $500,028,750 (fully collateralized by $492,374,200 U.S. Treasury Bonds, 4.50%-8.13%, due 8/15/19-2/15/36, value $510,000,123)	2.07	500,000,000	500,000,000
Deutsche Bank Securities dated 7/31/08, due 8/1/08 in the amount of $1,050,063,000 (fully collateralized by $1,747,906,050 Government National Mortgage Association, 4.50%-7%, due 6/15/19-7/20/38, value $1,071,000,001)	2.16	1,050,000,000	1,050,000,000
Goldman, Sachs & Co. dated 7/31/08, due 8/1/08 in the amount of $200,011,611 (fully collateralized by $1,704,787,841 Government National Mortgage Association, 4.50%-7.50%, due 6/15/16-7/15/38, value $204,000,000)	2.09	200,000,000	200,000,000
Goldman, Sachs & Co. dated 7/31/08, due 8/1/08 in the amount of $93,004,521 (fully collateralized by $78,229,900 U.S. Treasury Bonds, 6.25%, due 8/15/23, value $94,860,047)	1.75	93,000,000	93,000,000
Goldman, Sachs & Co. dated 7/31/08, due 8/1/08 in the amount of $17,000,897 (fully collateralized by $14,300,100 U.S. Treasury Bonds, 6.25%, due 8/15/23, value $17,340,022)	1.90	17,000,000	17,000,000
HSBC USA Inc. dated 7/31/08, due 8/1/08 in the amount of $700,040,250 (fully collateralized by $268,910,000 U.S. Treasury Bonds, 6%-7.88%, due 2/15/21-2/15/26, value $348,276,092, $257,481,000 U.S. Treasury Notes, 3.38%-4.88%, due 10/15/09-7/31/11, value $268,363,307 and $106,132,000 U.S. Treasury Strips, due 2/15/10-7/31/11, value $97,362,097)	2.07	700,000,000	700,000,000
J.P. Morgan Chase & Co. dated 7/31/08, due 8/1/08 in the amount of $400,022,667 (fully collateralized by $555,374,780 U.S. Treasury Strips, due 2/15/15-2/15/17, value $408,001,675)	2.04	400,000,000	400,000,000
J.P. Morgan Chase & Co. dated 7/31/08, due 8/1/08 in the amount of $1,126,065,683 (fully collateralized by $1,690,931,091 Government National Mortgage Association, 3.50%-8.50%, due 5/15/09-11/15/49, value $1,148,522,671)	2.10	1,126,000,000	1,126,000,000
Lehman Brothers Inc. dated 7/31/08, due 8/1/08 in the amount of $300,016,917 (fully collateralized by $298,315,000 U.S. Treasury Notes, 4.25%, due 11/15/17, value $306,003,380)	2.03	300,000,000	300,000,000
Merrill Lynch & Co. Inc. dated 7/31/08, due 8/1/08 in the amount of $410,023,119 (fully collateralized by $388,470,000 U.S. Treasury Notes, 4.63%-4.88%, due 8/31/11-8/15/16, value $418,200,692)	2.03	410,000,000	410,000,000
Morgan Stanley dated 7/31/08, due 8/1/08 in the amount of $200,011,278 (fully collateralized by $199,514,000 U.S. Treasury Notes, 3.38%-4.63%, due 9/30/09-11/15/09, value $205,014,191)	2.03	200,000,000	200,000,000

Dreyfus Treasury & Agency Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
UBS Securities LLC dated 7/31/08, due 8/1/08 in the amount of $600,034,333 (fully collateralized by $587,303,000 U.S. Treasury Notes, 4.50%-4.88%, due 2/28/09-11/15/10, value $612,002,311)	2.06	600,000,000	600,000,000
Total Repurchase Agreements (cost $12,723,000,000)			**12,723,000,000**
Total Investments (cost $15,748,358,450)		**100.1%**	**15,748,358,450**
Liabilities, Less Cash and Receivables		**(.1%)**	**(14,834,187)**
Net Assets		**100.0%**	**15,733,524,263**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Repurchase Agreements	80.9	U.S. Treasury Bills	19.2
			100.1

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

July 31, 2008 (Unaudited)

Dreyfus Treasury Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills−98.0%			
8/7/08	1.84	922,000,000	921,718,160
8/14/08	1.55	2,002,000,000	2,000,880,353
8/21/08	1.75	1,481,000,000	1,479,568,539
8/28/08	1.74	1,689,000,000	1,686,800,160
9/4/08	1.72	1,315,450,000	1,313,326,242
9/11/08	1.68	450,000,000	449,142,417
9/18/08	1.69	1,405,000,000	1,401,851,013
9/25/08	1.59	600,000,000	598,548,229
10/2/08	1.63	757,000,000	754,892,715
10/9/08	1.72	531,000,000	529,254,472
10/16/08	1.66	78,000,000	77,728,300
10/23/08	1.76	111,000,000	110,552,146
10/30/08	1.70	300,000,000	298,732,500
11/6/08	1.72	580,000,000	577,327,650
11/13/08	2.10	200,000,000	198,798,222
11/20/08	1.61	40,000,000	39,802,667
12/4/08	1.75	619,000,000	615,270,764
12/11/08	1.78	543,000,000	539,483,263
12/18/08	1.92	794,450,000	788,610,768
12/26/08	1.84	355,000,000	352,351,305
1/15/09	1.87	81,000,000	80,304,862
1/29/09	1.91	200,000,000	198,099,500
Total U.S. Treasury Bills (cost $15,013,044,247)			**15,013,044,247**
U.S. Treasury Note−2.0%			
8/15/08 (cost $300,088,320)	3.26	300,000,000	**300,088,320**
Total Investments (cost $15,313,132,567)		100.0%	**15,313,132,567**
Liabilities, Less Cash and Receivables		(.0%)	**(6,700,882)**
Net Assets		100.0%	**15,306,431,685**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Treasury Bills	98.0	U.S. Treasury Note	2.0
			100.0

† *Based on net assets.*
See notes to financial statements.

Dreyfus Municipal Cash Management Plus	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments−99.6%				
Alabama−3.2%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	2.44	8/7/08	15,000,000 a	15,000,000
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	2.19	8/7/08	2,200,000 a	2,200,000
Jefferson County, Sewer Revenue Capital Improvement Warrants	5.38	2/1/09	7,475,000 b	7,680,983
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.28	8/7/08	20,750,000 a,c	20,750,000
Stevenson Industrial Development Board, EIR (The Mead Corporation Project) (LOC; JPMorgan Chase Bank)	2.29	8/7/08	3,400,000 a	3,400,000
Stevenson Industrial Development Board, EIR, Refunding (The Mead Corporation Project) (LOC; JPMorgan Chase Bank)	2.29	8/7/08	8,000,000 a	8,000,000
Arizona−.6%				
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	2.29	8/7/08	9,700,000 a	9,700,000
Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Liquidity Facility; FNMA and LOC; FNMA)	2.44	8/7/08	1,010,000 a	1,010,000
Arkansas−3.6%				
Morgan Keegan Municipal Products Inc. (Arkansas Development Finance Authority, SFMR (Warehouse Program)) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Lloyds TSB Bank PLC)	2.44	8/7/08	41,355,000 a,c	41,355,000
Morgan Keegan Municipal Products Inc. (Arkansas Development Finance Authority, SFMR) (Liquidity Facility; BNP Paribas and LOC; Natixis)	2.54	8/7/08	15,000,000 a,c	15,000,000
Pulaski County Public Facilities Board, MFHR, Refunding (Markham Oaks and Indian Hills Apartments Projects) (LOC; Regions Bank)	2.39	8/7/08	6,400,000 a	6,400,000
California−1.8%				
FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC)	2.59	8/7/08	16,506,239 a,c	16,506,239
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.56	8/7/08	15,995,000 a,c	15,995,000
Colorado−4.2%				
CollegeInvest, Education Loan Revenue (LOC; Lloyds TSB Bank PLC)	2.34	8/7/08	25,000,000 a	25,000,000
Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California)	2.22	8/7/08	3,250,000 a	3,250,000
Colorado Housing and Finance Authority, EDR (Monaco LLC Project) (LOC; JPMorgan Chase Bank)	2.44	8/7/08	2,940,000 a	2,940,000
Colorado Housing and Finance Authority, EDR (Popiel Properties, LLC Project) (LOC; Wells Fargo Bank)	2.41	8/7/08	3,100,000 a	3,100,000
Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA)	2.44	8/7/08	2,835,000 a	2,835,000
Denver City and County, Airport System Revenue	5.00	11/15/08	4,975,000	5,003,203
Denver Urban Renewal Authority, Stapleton Senior Tax Increment Revenue (LOC; U.S. Bank NA)	2.26	8/7/08	10,000,000 a	10,000,000
Erie, COP (LOC; Key Bank)	2.30	8/7/08	4,165,000 a	4,165,000
Morgan Keegan Municipal Products Inc. (Denver City and County) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	2.44	8/7/08	16,035,000 a,c	16,035,000
Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas)	2.29	8/7/08	2,600,000 a	2,600,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Connecticut—1.4%				
Connecticut Health and Educational Facilities Authority, Revenue (Saint Francis Hospital and Medical Center Issue) (LOC; Morgan Stanley Bank)	2.44	8/7/08	23,865,000 [a,c]	23,865,000
Delaware—.6%				
Delaware Economic Development Authority, IDR (Delaware Clean Power Project)	2.65	8/1/08	9,700,000 [a]	9,700,000
District of Columbia—1.0%				
Metropolitan Washington DC Airports Authority, CP (LOC; Bank of America)	1.63	9/9/08	18,000,000	18,000,000
Florida—6.6%				
Broward County, Sales Tax Revenue CP (Liquidity Facility; Dexia Credit Locale)	1.73	8/15/08	10,000,000	10,000,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.85	10/27/08	5,000,000	5,000,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (LOC; FNMA)	2.50	8/7/08	13,230,000 [a]	13,230,000
Citizens Property Insurance Corporation, High-Risk Account Senior Secured Revenue	4.50	6/1/09	30,000,000	30,241,571
Greater Orlando Aviation Authority, Airport Facility Revenue (FlightSafety International Inc. Project) (LOC; Berkshire Hathaway)	2.35	8/7/08	6,700,000 [a]	6,700,000
Hillsborough County, Capital Improvement Program Revenue, CP (LOC; State Street Bank and Trust Co.)	1.40	8/28/08	6,000,000	6,000,000
Hillsborough County School Board, COP (Master Lease Purchase Agreement) (LOC; Wachovia Bank)	2.10	8/1/08	1,855,000 [a]	1,855,000
Hillsborough County School Board, COP (Master Lease Purchase Agreement) (LOC; Wachovia Bank)	2.10	8/1/08	10,800,000 [a]	10,800,000
Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank)	2.19	8/7/08	50,000 [a]	50,000
Kissimmee Utility Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	1.65	12/4/08	22,000,000	22,000,000
Miami-Dade County Industrial Development Authority, IDR (Fine Art Lamps Project) (LOC; SunTrust Bank)	2.35	8/7/08	4,750,000 [a]	4,750,000
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System) (LOC; SunTrust Bank)	2.17	8/1/08	1,200,000 [a]	1,200,000
Orlando Utilities Commission, Water and Electric Revenue, Refunding	5.00	10/1/08	5,000,000	5,012,567
Georgia—2.0%				

Athens-Clarke County Residential Care Facilities for the
  Elderly Authority, Revenue, Refunding (Wesley
  Woods of Athens, Inc. Project) (LOC; SunTrust Bank)
	2.25	8/7/08	1,000,000 [a]	1,000,000

Monroe County Development Authority, PCR (Georgia Power Company Plant Scherer Project)	2.17	8/1/08	2,200,000 [a]	2,200,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	1.60	12/3/08	20,000,000	20,000,000

RBC Municipal Products Inc. Trust (Dekalb County Housing
  Authority, MFHR (North Hills Apartments Project)) (Liquidity
  Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)
	2.39	8/7/08	11,595,000 [a,c]	11,595,000

Hawaii—1.1%				
Hawaii Housing Finance and Development Corporation, MFHR (Kukui Gardens) (Liquidity Facility; Citigroup and LOC; Citigroup)	2.40	8/7/08	20,000,000 [a,c]	20,000,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Illinois−6.2%				
Chicago, Collateralized SFMR	3.65	8/27/08	15,000,000	15,000,000
Chicago, Collateralized SFMR	3.58	10/7/08	1,565,000	1,565,000
Chicago, IDR (Victoria Limited LLC Project) (LOC; ABN-AMRO)	2.40	8/7/08	3,200,000 a	3,200,000
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	1.40	8/7/08	8,000,000	8,000,000
Illinois Finance Authority, Revenue (Fenwick High School, Inc. Project) (LOC; JPMorgan Chase Bank)	2.20	8/7/08	7,835,000 a	7,835,000
Morgan Keegan Municipal Products Inc. (Aurora, SFMR) (Liquidity Facility; BNP Paribas and LOC; AIG Matched Funding Corporation)	2.49	8/7/08	43,965,000 a,c	43,965,000

Puttable Floating Option Tax Exempt Receipts (Chicago
  Board of Education, Dedicated Revenue) (Insured;
  Assured Guaranty and Liquidity Facility; Merrill Lynch)
	2.44	8/7/08	21,960,000 a,c	21,960,000

Upper Illinois River Valley Development Authority, SWDR (Exolon-ESK Company Project) (LOC; Bank of America)	2.34	8/7/08	8,405,000 a	8,405,000
Indiana−2.6%				
Carmel, Waterworks Revenue, BAN	3.75	9/21/08	13,000,000	13,000,000

Indiana Finance Authority, EDR (Beford Machine and
  Tool, Inc., Metal Technologies, Inc. and Beford
  Recycling, Inc. Project) (LOC; Fifth Third Bank)
	2.43	8/7/08	6,916,000 a	6,916,000

Indiana Finance Authority, EDR (JRL Leasing, Inc. and LaSarre Co., LLC Project) (LOC; National City Bank)	3.10	8/7/08	45,000 a	45,000
Indiana Finance Authority, Revenue (Marion General Hospital Project) (LOC; Regions Bank)	2.30	8/7/08	6,000,000 a	6,000,000
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	5,000,000	5,000,000

Indianapolis Local Public Improvement Bond Bank,
  Revenue (Indianapolis Airport Authority Project)
  (Insured; FSA and Liquidity Facility; Dexia Credit Locale)
	2.70	8/7/08	14,000,000 a	14,000,000

Saint Joseph County, Health Care Facility Revenue (South Bend Medical Foundation Project) (LOC; National City Bank)	3.00	8/7/08	75,000 a	75,000
Kansas−1.3%				
Junction City, GO Temporary Notes	4.50	6/1/09	10,000,000	10,060,553
Kansas Development Finance Authority, MFHR (Tree House Apartments) (LOC; Bank of America)	2.44	8/7/08	10,000,000 a	10,000,000
Mission, MFHR, Refunding (The Falls Apartments Project) (LOC; FNMA)	2.39	8/7/08	3,350,000 a	3,350,000
Kentucky−2.6%				
Kentucky Asset/Liability Commission, CP (Liquidity Facility; Dexia Credit Locale)	1.75	10/3/08	6,700,000	6,700,000
Kentucky Asset/Liability Commission, General Fund TRAN	3.00	6/25/09	13,000,000	13,140,035
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services, Inc. Project) (LOC; Bank One)	2.35	8/7/08	6,100,000 a	6,100,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	2.63	10/1/08	7,200,000	7,200,000
Lexington-Fayette Urban County Government, Industrial Building Revenue (Northeast Christian Project) (LOC; Fifth Third Bank)	2.39	8/7/08	4,430,000 a	4,430,000

Warren County, HR, Refunding (Bowling Green-Warren County
  Community Hospital Corporation Project) (Insured; Assured
  Guaranty and Liquidity Facility; Branch Banking and Trust Co.)
	2.29	8/7/08	8,555,000 a	8,555,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Louisiana–2.6%				

Morgan Keegan Municipal Products Inc. (East Baton Rouge
  Mortgage Finance Authority, SFMR) (Insured; Transamerica
  Life and Insurance and Liquidity Facility; BNP Paribas)
	2.44	8/7/08	20,360,000 [a,c]	20,360,000

Morgan Keegan Municipal Products Inc. (New Orleans
  Finance Authority) (Insured; Transamerica Life and Insurance)
  (Liquidity Facility; Lloyds TSB Bank PLC)
	2.44	8/7/08	25,000,000 [a,c]	25,000,000

Maine–1.2%				
Lewiston, GO Notes, BAN	2.25	10/30/08	9,425,000	9,436,383
Maine Finance Authority, Revenue (Waynflete School Issue) (LOC; JPMorgan Chase Bank)	2.25	8/7/08	11,090,000 [a]	11,090,000
Maryland–1.1%				
Anne Arundel County, EDR (Atlas Container Corporation Project) (LOC; M&T Bank)	2.47	8/7/08	7,275,000 [a]	7,275,000
Baltimore County Revenue Authority, Golf System Revenue (LOC; M&T Bank)	2.38	8/7/08	6,680,000 [a]	6,680,000
Maryland Economic Development Corporation, Revenue, Refunding (United Cerebral Palsy Project) (LOC; M&T Bank)	2.47	8/7/08	1,959,500 [a]	1,959,500
Maryland Health and Higher Educational Facilities Authority, Revenue (Charles County Nursing Center) (Liquidity Facility; M&T Bank)	2.40	8/7/08	3,840,000 [a]	3,840,000
Massachusetts–4.3%				

Macon Trust Various Certificates (Massachusetts Health
  and Educational Facilities Authority–Harvard Vanguard
  Medical Associates Issue) (Liquidity Facility; Bank of
  America and LOC; Bank of America)
	2.28	8/7/08	10,750,000 [a,c]	10,750,000

Massachusetts, Special Obligation Revenue (Consolidated Loan) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	2.45	8/7/08	22,930,000 [a,c]	22,930,000
Massachusetts Development Finance Agency, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.55	8/7/08	4,000,000 [a,c]	4,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.25	5/28/09	17,600,000	17,600,000
Massachusetts Health and Educational Facilities Authority, Revenue, CP (Partners Healthcare)	1.55	10/6/08	9,500,000	9,500,000
Silver Lake Regional School District, GO Notes, BAN	2.25	11/21/08	6,900,000	6,909,345
West Bridgewater, GO Notes, BAN	2.00	8/11/08	4,500,000	4,500,365
Michigan–3.5%				
Detroit, Sewage Disposal Revenue (Insured; Assured Guaranty and Liquidity Facility; PB Finance Inc.)	2.27	8/7/08	12,555,000 [a,c]	12,555,000
Michigan Hospital Finance Authority, HR (Chelsea Community Hospital) (LOC; Fifth Third Bank)	2.32	8/7/08	3,620,000 [a]	3,620,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; ABN-AMRO)	2.29	8/7/08	5,000,000 [a]	5,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.30	8/7/08	6,500,000 [a]	6,500,000
Michigan Housing Development Authority, SFMR	3.05	9/3/08	18,000,000	18,000,000
Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank)	2.54	8/7/08	1,860,000 [a]	1,860,000
Michigan Strategic Fund, LOR, Refunding (Grand Rapids Christian School Association Project) (LOC; Fifth Third Bank)	2.39	8/7/08	7,335,000 [a]	7,335,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Michigan (continued)				
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	2.39	8/7/08	3,000,000 [a]	3,000,000
Pittsfield Township Economic Development Corporation, LOR, Refunding (Arbor Project) (LOC; Comerica Bank)	2.29	8/7/08	4,625,000 [a]	4,625,000
Minnesota−.4%				
Minnesota Rural Water Finance Authority, Public Projects Construction Notes	2.75	6/1/09	7,500,000	7,542,936
Missouri−1.3%				
Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	1.50	8/12/08	15,000,000	15,000,000
Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Webster Groves School District)	4.25	11/3/08	3,240,000	3,246,005
Missouri Public Utilities Commission, Revenue (Interim Construction Notes)	4.75	9/1/08	5,000,000	5,003,896
Nebraska−.3%				
Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) (LOC; Allied Irish Banks)	2.20	8/1/08	2,370,000 [a]	2,370,000
Nebraska Public Power District, General Revenue	5.00	1/1/09	3,475,000	3,499,708
Nevada−.9%				
Clark County, Airport System Subordinate Lien Revenue (LOC; Landesbank Baden-Wurttemberg)	2.32	8/7/08	15,500,000 [a]	15,500,000
New Hampshire−1.6%				
New Hampshire Business Finance Authority, IDR (The Keeney Manufacturing Company Project) (LOC; Bank of America)	2.47	8/7/08	2,880,000 [a]	2,880,000
New Hampshire Business Finance Authority, Water Facility Revenue (Pennichuck Water Works, Inc. Project) (LOC; FHLB)	2.10	10/1/08	11,360,000	11,360,000
New Hampshire Health and Education Facilities Authority, Revenue (Kimball Union Academy) (LOC; RBS Citizens NA)	2.23	8/7/08	5,000,000 [a]	5,000,000
New Hampshire Higher Educational and Health Facilities Authority, Revenue (Hunt Community Issue) (LOC; Bank of America)	2.28	8/7/08	8,580,000 [a]	8,580,000
New York−2.2%				
New York City Housing Development Corporation, MFHR (Liquidity Facility; JPMorgan Chase Bank)	2.20	8/7/08	10,000,000 [a]	10,000,000
New York State Housing Finance Agency, Housing Revenue (66 West 38th Street) (Liquidity Facility; FNMA and LOC; FNMA)	2.20	8/7/08	29,200,000 [a]	29,200,000
North Carolina−.9%				
North Carolina Capital Facilities Finance Agency, SWDR, Refunding (Duke Energy Carolinas) (LOC; Wells Fargo Bank)	2.25	8/7/08	15,000,000 [a]	15,000,000
Ohio−6.3%				
Alliance, HR (Alliance Obligated Group) (LOC; JPMorgan Chase Bank)	2.20	8/1/08	25,050,000 [a]	25,050,000
Blue Ash, EDR (Ursuline Academy of Cincinnati Project) (LOC; Fifth Third Bank)	2.39	8/7/08	5,000,000 [a]	5,000,000
Cuyahoga County, IDR (King Nut Project) (LOC; Key Bank)	3.20	8/7/08	60,000 [a]	60,000
Middletown, Hospital Facilities Revenue (Middletown Hospital Group) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.23	8/7/08	20,510,000 [a,c]	20,510,000
Ohio Higher Educational Facilities, Revenue (Cedarville University Project) (LOC; Key Bank)	2.36	8/7/08	5,500,000 [a]	5,500,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Ohio (continued)				
Ohio Water Development Authority, PCR, Refunding (FirstEnergy Nuclear Generation Corporation Project) (LOC; Bank of Nova Scotia)	2.29	8/7/08	15,000,000 [a]	15,000,000
Ohio Water Development Authority, PCR, Refunding (FirstEnergy Nuclear Generation Corporation Project) (LOC; Barclays Bank PLC)	2.29	8/7/08	9,700,000 [a]	9,700,000
Reynoldsburg City School District, GO Notes (School Facilities Construction and Improvement Notes)	2.50	9/30/08	14,000,000	14,013,087
Student Loan Funding Corporation, Student Loan Senior Revenue, Refunding (Liquidity Facility; Citibank NA)	2.30	8/7/08	16,400,000 [a]	16,400,000
Oklahoma—1.2%				
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	2.00	11/15/08	21,150,000	21,150,000
Oregon—4.5%				
Medford Hospital Facilities Authority, Revenue, Refunding (Rogue Valley Manor Project) (LOC; JPMorgan Chase Bank)	2.15	8/1/08	58,200,000 [a]	58,200,000
Port of Portland, Revenue, Refunding (Portland International Airport) (LOC; Lloyds TSB Bank PLC)	2.35	8/7/08	9,900,000 [a]	9,900,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	2.50	8/7/08	11,290,000 [a]	11,290,000
Pennsylvania—10.8%				
Chartiers Valley Industrial and Commercial Development Authority, Revenue (Wesley Hills Project) (LOC; Fifth Third Bank)	2.32	8/7/08	6,590,000 [a]	6,590,000
Delaware County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	1.60	10/9/08	10,000,000	10,000,000
Emmaus General Authority (Pennsylvania Variable Rate Loan Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.89	8/7/08	35,375,000 [a]	35,375,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.15	8/7/08	3,900,000 [a]	3,900,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.15	8/7/08	5,300,000 [a]	5,300,000
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	2.29	8/7/08	5,400,000 [a]	5,400,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	2.30	8/7/08	10,040,000 [a]	10,040,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	2.39	8/7/08	7,385,000 [a]	7,385,000
Pennsylvania Economic Development Financing Authority, Exempt Facility Revenue (PPL Energy Supply) (LOC; Wachovia Bank)	1.80	4/9/09	8,000,000	8,000,000
Pennsylvania Economic Development Financing Authority, Revenue (Evergreen Community Power Facility) (LOC; M&T Bank)	2.50	8/7/08	16,000,000 [a]	16,000,000
Pennsylvania Higher Education Assistance Agency, Student Loan Revenue (Liquidity Facility; Morgan Stanley Bank)	2.50	8/7/08	25,000,000 [a]	25,000,000
Philadelphia School District, GO Notes, Refunding (LOC; Wachovia Bank)	2.10	8/7/08	25,000,000 [a]	25,000,000

Puttable Floating Option Tax Exempt Receipts
  (Allegheny County Airport Authority, Airport Revenue
  (Pittsburgh International Airport))
  (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)
	2.51	8/7/08	20,000,000 [a,c]	20,000,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Pennsylvania (continued)				
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR (Hunt Club Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.55	8/7/08	10,000,000 [a,c]	10,000,000
South Carolina—.5%				
Beaufort County School District, GO Notes, Refunding	5.00	4/1/09	3,370,000	3,438,443
Three Rivers Solid Waste Authority, Solid Waste Disposal Facilities, COP (TRA, Inc.) (LOC; U.S. Bank NA)	2.75	10/1/08	5,915,000	5,915,000
South Dakota—.5%				
South Dakota Housing Development Authority, Homeownership Mortgage Revenue (Liquidity Facility; Citigroup)	2.32	8/7/08	9,595,000 [a,c]	9,595,000
Tennessee—.6%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (Liquidity Facility; Branch Banking and Trust Co.)	2.35	8/1/08	10,000,000 [a]	10,000,000
Texas—7.4%				
Collin County Housing Finance Corporation, Multifamily Revenue (Carpenter-Oxford Development Housing) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.55	8/7/08	5,000,000 [a,c]	5,000,000
Dallas, CP (Liquidity Facility; Bank of America)	1.57	9/8/08	12,484,000	12,484,000
DeSoto Industrial Development Authority, IDR, Refunding (National Service Industries Inc. Project) (LOC; Wachovia Bank)	2.19	8/7/08	3,660,000 [a]	3,660,000
Harris County Health Facilities Development Corporation, HR, Refunding (Texas Children's Hospital Project) (Liquidity Facility: Bank of America and JPMorgan Chase Bank)	2.10	4/29/09	10,000,000	10,000,000
Houston, Public Improvement GO Notes, Refunding (Insured; MBIA, Inc.)	5.00	3/1/09	3,925,000	3,992,528
North Texas Tollway Authority, BAN	4.13	11/19/08	19,195,000	19,195,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue (Motiva Enterprises LLC Project)	2.55	8/7/08	13,000,000 [a]	13,000,000
Port of Port Arthur Navigation District, Revenue, CP (BASF AG)	1.95	9/4/08	10,000,000	10,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	2.94	8/7/08	7,000,000 [a,c]	7,000,000
Texas Department of Housing and Community Affairs, MFHR (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	2.44	8/7/08	13,490,000 [a,c]	13,490,000
Texas Department of Housing and Community Affairs, MFHR, Refunding (Champions Crossing Apartments) (Liquidity Facility; FNMA and LOC; FNMA)	2.41	8/7/08	5,025,000 [a]	5,025,000
Texas Department of Housing and Community Affairs, SFMR (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.40	8/7/08	5,800,000 [a]	5,800,000
Texas Municipal Power Agency, Revenue, CP (Liquidity Facility: Bank of America and Bayerische Landesbank)	1.85	10/14/08	20,000,000	20,000,000
Utah—.4%				
Salt Lake Valley Fire Service Area, TRAN	3.75	12/30/08	7,000,000	7,021,080
Virginia—4.0%				
Capital Beltway Funding Corporation of Virginia, Senior Lien Multi-Modal Toll Revenue (I-495 Hot Lanes Project) (LOC; DEPFA Bank PLC)	2.20	8/7/08	20,000,000 [a]	20,000,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Virginia (continued)				

Capital Beltway Funding Corporation of Virginia,
    Senior Lien Multi-Modal Toll Revenue (I-495
    Hot Lanes Project) (LOC; National Australia Bank)
	2.17	8/7/08	15,000,000 a	15,000,000

Lynchburg Redevelopment and Housing Authority, Housing Revenue (KHM Properties-Lynchburg, LLC Project) (LOC; M&T Bank)	2.34	8/7/08	13,520,000 a	13,520,000
Norfolk, GO Notes, Refunding	3.00	11/1/08	1,855,000	1,859,599
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue (Metro Machine Corp. Project) (LOC; Wachovia Bank)	2.27	8/7/08	5,100,000 a	5,100,000
Virginia Port Authority, Subordinate Port Facilities Revenue, BAN	3.00	7/1/09	15,000,000	15,141,277
Washington—2.2%				
Everett Industrial Development Corporation, Exempt Facilities Revenue (Kimberly-Clark Corporation Project)	2.70	8/7/08	3,200,000 a	3,200,000
King County, GO Notes, Refunding	5.00	1/1/09	3,905,000	3,953,295
Pierce County Economic Development Corporation, Multi-Mode Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	2.34	8/7/08	5,590,000 a	5,590,000
Port of Seattle, Subordinate Lien Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	2.30	8/7/08	7,000,000 a	7,000,000
Tacoma Housing Authority, Revenue (Crown Assisted Living Project) (LOC; Key Bank)	2.29	8/7/08	600,000 a	600,000
Washington Economic Development Finance Authority, SWDR (Lemay Enterprises Project) (LOC; Bank of America)	2.45	8/7/08	5,235,000 a	5,235,000
Washington Housing Finance Commission, Nonprofit Revenue (Panorama Project) (LOC; Key Bank)	2.25	8/7/08	4,000,000 a	4,000,000
Washington Housing Finance Commission, Single-Family Program Bonds (Liquidity Facility; Citibank NA)	2.32	8/7/08	9,870,000 a,c	9,870,000
Wisconsin—1.7%				

Wisconsin Health and Educational Facilities
    Authority, Revenue (Gunderson Lutheran)
    (Insured; FSA and Liquidity Facility; Dexia Credit Locale)
	2.37	8/1/08	8,000,000 a	8,000,000

Wisconsin Health and Educational Facilities
    Authority, Revenue (Mequon Jewish
    Campus, Inc. Project) (LOC; Bank One)
	2.35	8/7/08	6,460,000 a	6,460,000

Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA)	4.50	9/18/08	6,300,000	6,311,038
Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA)	4.00	10/30/08	10,000,000	10,022,272
Wyoming—.4%				
Campbell County, IDR (Two Elk Partners Project)	3.65	11/28/08	7,000,000	7,000,000
Total Investments (cost $1,756,375,908)			**99.6%**	**1,756,375,908**
Cash and Receivables (Net)			**.4%**	**6,759,657**
Net Assets			**100.0%**	**1,763,135,565**

See footnotes on page 65.
See notes to financial statements.

Dreyfus New York Municipal Cash Management	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments−99.8%				
Albany County Airport Authority, Airport Revenue, Refunding (LOC; Bank of America)	2.26	8/7/08	8,320,000 a	8,320,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Bank of America)	2.18	8/7/08	2,900,000 a	2,900,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Key Bank)	2.24	8/7/08	5,000,000 a	5,000,000
Albany Industrial Development Agency, Civic Facility Revenue (The College of Saint Rose Project) (LOC; Bank of America)	2.10	8/1/08	4,350,000 a	4,350,000
Alexandria Bay, GO Notes, BAN	4.25	9/18/08	1,495,000	1,495,850
Arlington Central School District, GO Notes, TAN	2.00	11/7/08	4,000,000	4,002,653
Babylon Industrial Development Agency, RRR, Refunding (Ogden Martin Systems of Babylon, Inc. Project) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.60	8/7/08	9,340,000 a	9,340,000
BB&T Municipal Trust (New York State Dormitory Authority, Fashion Institute of Technology Housing Corporation, Insured Revenue) (Insured; FGIC and Liquidity Facility; Branch Banking and Trust Co.)	2.22	8/7/08	12,625,000 a,c	12,625,000
Board of Cooperative Educational Services for the Sole Supervisory District in the Counties of Cattaraugus, Allegany, Erie and Wyoming, RAN	4.00	12/30/08	3,000,000	3,010,221
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Young Men's Christian Association of Olean, N.Y. Project) (LOC; Key Bank)	2.29	8/7/08	3,455,000 a	3,455,000
Chautauqua County Industrial Development Agency, Civic Facility Revenue (Gerry Homes Project) (LOC; HSBC Bank USA)	2.30	8/7/08	12,430,000 a	12,430,000
Chemung County Industrial Development Agency, IDR (MMARS 2nd Program) (LOC; HSBC Bank USA)	2.30	8/7/08	945,000 a	945,000
Clinton County Industrial Development Agency, Civic Facility Revenue (Champlain Valley Physicians Hospital Medical Center Project) (LOC; Key Bank)	2.15	8/7/08	10,505,000 a	10,505,000
Columbia County Industrial Development Agency, Civic Facility Revenue (The Columbia Memorial Hospital Project) (LOC; Key Bank)	2.25	8/7/08	5,785,000 a	5,785,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson Foundation for Autism, Inc. Project) (LOC; M&T Bank)	2.29	8/7/08	8,985,000 a	8,985,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson Foundation for Autism, Inc. Project) (LOC; M&T Bank)	2.29	8/7/08	15,000,000 a	15,000,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Arbor Ridge Brookmeade Inc.) (LOC; M&T Bank)	2.29	8/7/08	10,000,000 a	10,000,000
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	2.25	8/7/08	3,655,000 a	3,655,000
East Irondequoit Central School District, GO Notes, BAN	2.50	6/18/09	2,500,000	2,512,928
Erie County Industrial Development Agency, Civic Facility Revenue (D'Youville College Project) (LOC; HSBC Bank USA)	2.30	8/7/08	6,915,000 a	6,915,000
Erie County Industrial Development Agency, Civic Facility Revenue (Heritage Center Project) (LOC; Key Bank)	2.29	8/7/08	1,945,000 a	1,945,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	2.30	8/7/08	900,000 a	900,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	2.30	8/7/08	3,695,000 a	3,695,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Erie County Industrial Development Agency, IDR (Hydro-Air Components Inc. Project) (LOC; HSBC Bank USA)	2.30	8/7/08	4,605,000 a	4,605,000
Guilderland Industrial Development Agency, Civic Facility Revenue (Wildwood Programs, Inc. Project) (LOC; Key Bank)	2.29	8/7/08	3,880,000 a	3,880,000
Hamburg Central School District, GO Notes, BAN	3.35	7/2/09	4,700,000	4,747,235
Haverstraw-Stony Point Central School District, GO (Insured; FSA and Liquidity Facility; Citicorp)	2.73	8/7/08	6,300,000 a,c	6,300,000

Hempstead Industrial Development Agency, IDR
  (FCD Lynbrook LLC Facility) (Liquidity Facility;
  Goldman Sachs Group and LOC; Goldman Sachs Group)
	2.29	8/7/08	6,350,000 a,c	6,350,000

Hempstead Town Industrial Development Agency,
  Multifamily Revenue (Terrace 100 LP Facility)
  (Liquidity Facility; Bank of America and LOC; Bank of America)
	2.26	8/7/08	6,220,000 a,c	6,220,000

Herkimer County Industrial Development Agency, IDR (F.E. Hale Manufacturing Company Facility) (LOC; HSBC Bank USA)	2.30	8/7/08	2,120,000 a	2,120,000

Hudson Yards Infrastructure Corporation, Hudson Yards
  Senior Revenue (Insured; FGIC and Liquidity Facility;
  Landesbank Hessen-Thuringen Girozentrale)
	2.73	8/7/08	38,400,000 a,c	38,400,000

Huntington, GO Notes, BAN	2.75	12/5/08	4,425,000	4,437,766
Lancaster Industrial Development Agency, IDR (Sealing Devices Inc. Project) (LOC; HSBC Bank USA)	2.30	8/7/08	2,410,000 a	2,410,000
Long Island Power Authority, CP (Long Island Lighting Company) (LOC; JPMorgan Chase Bank)	1.25	8/18/08	9,100,000	9,100,000
Long Island Power Authority, CP (Long Island Lighting Company) (LOC; JPMorgan Chase Bank)	1.25	9/5/08	10,000,000	10,000,000
Long Island Power Authority, Electric System Subordinated Revenue (LOC: JPMorgan Chase Bank and Landesbank Baden-Wurttemberg)	1.99	8/7/08	25,045,000 a	25,045,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; Assured Guaranty and Liquidity Facility; PB Finance Inc.)	2.25	8/7/08	9,990,000 a,c	9,990,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	1.55	8/11/08	15,000,000	15,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	1.50	8/25/08	20,000,000	20,000,000
Monroe County Industrial Development Agency, IDR (Chaney Enterprise) (LOC; M&T Bank)	2.55	8/7/08	2,400,000 a	2,400,000
Monroe County Industrial Development Agency, IDR (Genesee Metal Stampings Inc. Facility) (LOC; HSBC Bank USA)	2.30	8/7/08	580,000 a	580,000

Monroe County Industrial Development Agency,
  Revenue (HDF-RWC Project 1, LLC– Robert
  Weslayan College Project) (LOC; M&T Bank)
	2.32	8/7/08	2,800,000 a	2,800,000

Nassau County Industrial Development Agency, Civic Facility Revenue (Saint Mary's Children Project) (LOC; Commerce Bank)	2.29	8/7/08	1,705,000 a	1,705,000
New York City, GO Notes	5.00	8/1/08	460,000	460,000
New York City, GO Notes	5.00	8/1/08	2,135,000	2,135,000
New York City, GO Notes	5.00	8/1/08	1,600,000	1,600,000
New York City, GO Notes	5.00	9/1/08	1,135,000	1,136,411
New York City, GO Notes (Liquidity Facility; Wachovia Bank)	1.95	8/1/08	7,500,000 a	7,500,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York City, GO Notes (LOC; Bank of Nova Scotia)	2.10	8/7/08	6,785,000 [a]	6,785,000
New York City, GO Notes (LOC; JPMorgan Chase Bank)	2.03	8/7/08	8,700,000 [a]	8,700,000
New York City, GO Notes (LOC; JPMorgan Chase Bank)	2.03	8/7/08	4,800,000 [a]	4,800,000
New York City, GO Notes (LOC; Landesbank Baden-Wurttemberg)	2.02	8/7/08	6,265,000 [a]	6,265,000
New York City Capital Resources Corporation, Revenue (Loan Enhanced Assistance Program–Cobble Hill Health Center, Inc.) (LOC; Bank of America)	2.10	8/7/08	6,000,000 [a]	6,000,000
New York City Housing Development Corporation, MFHR (Liquidity Facility; JPMorgan Chase Bank)	2.20	8/7/08	15,000,000 [a]	15,000,000
New York City Housing Development Corporation, MFHR (Liquidity Facility; JPMorgan Chase Bank)	2.20	8/7/08	10,000,000 [a]	10,000,000
New York City Housing Development Corporation, Multi-Family Rental Housing Revenue (155 West 21st Street Development) (Liquidity Facility; FNMA and LOC; FNMA)	2.20	8/7/08	10,000,000 [a]	10,000,000
New York City Housing Development Corporation, Residential Revenue (Queens College Residences) (LOC; RBS Citizen's NA)	2.14	8/7/08	7,000,000 [a]	7,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Banks)	2.27	8/7/08	5,150,000 [a]	5,150,000
New York City Industrial Development Agency, Civic Facility Revenue (Columbia Grammar and Preparatory School Project) (LOC; Allied Irish Banks)	2.27	8/7/08	5,370,000 [a]	5,370,000
New York City Industrial Development Agency, Civic Facility Revenue (French Institute-Alliance Francaise de New York–Federation of French Alliances in the United States Project) (LOC; M&T Bank)	2.32	8/7/08	2,155,000 [a]	2,155,000
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank)	2.29	8/7/08	5,000,000 [a]	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (New York Psychotherapy Project) (LOC; JPMorgan Chase Bank)	2.23	8/7/08	2,915,000 [a]	2,915,000
New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	2.29	8/7/08	3,100,000 [a]	3,100,000
New York City Industrial Development Agency, Civic Facility Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Banks)	2.27	8/7/08	2,875,000 [a]	2,875,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	2.32	8/7/08	2,405,000 [a]	2,405,000
New York City Industrial Development Agency, Civic Facilty Revenue (Wartburg Lutheran Home for the Aging and Wartburg Nursing Home, Inc. Project) (LOC; Key Bank)	2.25	8/7/08	8,100,000 [a]	8,100,000
New York City Municipal Water Finance Authority, CP (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	1.68	8/11/08	20,000,000	20,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; BNP Paribas)	2.03	8/7/08	7,000,000 [a]	7,000,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	2.29	8/7/08	7,105,000 [a,c]	7,105,000
New York City Transitional Finance Authority, Future Tax Secured Revenue, Refunding	5.00	11/1/08	2,570,000	2,591,688
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Societe Generale)	2.11	8/7/08	6,500,000 [a]	6,500,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.36	8/7/08	15,225,000 [a,c]	15,225,000
New York Local Government Assistance Corporation, GO Notes, Refunding (Liquidity Facility; JPMorgan Chase Bank)	1.95	8/7/08	14,000,000 [a]	14,000,000
New York Local Government Assistance Corporation, Subordinate Lien Revenue, Refunding (Insured; FSA and Liquidity Facility; Westdeutsche Landesbank)	2.45	8/7/08	4,400,000 [a]	4,400,000
New York State, GO Notes (LOC; Dexia Credit Locale)	1.75	10/8/08	10,000,000	10,000,000
New York State, GO Notes (LOC; Dexia Credit Locale)	1.67	12/3/08	7,200,000	7,200,000
New York State Dormitory Authority, Revenue (Cornell University) (LOC; HSBC Bank USA)	2.10	8/7/08	6,400,000 [a]	6,400,000
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Liquidity Facility; Bank of Nova Scotia)	2.05	8/7/08	7,200,000 [a]	7,200,000
New York State Dormitory Authority, Revenue (Mount Saint Mary College) (LOC; JPMorgan Chase Bank)	2.23	8/7/08	6,000,000 [a]	6,000,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	2.24	8/7/08	19,300,000 [a]	19,300,000
New York State Dormitory Authority, Revenue (Saint Lawrence University) (LOC; RBS Citizen's NA)	2.09	8/7/08	7,950,000 [a]	7,950,000
New York State Dormitory Authority, Revenue (The Rockefeller University)	2.00	8/7/08	8,300,000 [a]	8,300,000
New York State Dormitory Authority, School Districts Revenue Bond Financing Program Revenue (Insured; MBIA, Inc.)	5.00	10/1/08	10,235,000	10,268,179
New York State Housing Finance Agency, Housing Revenue (70 Battery Place) (LOC; FNMA)	2.15	8/7/08	20,600,000 [a]	20,600,000
New York State Housing Finance Agency, Housing Revenue (316 Eleventh Avenue) (Liquidity Facility; FNMA and LOC; FNMA)	2.20	8/7/08	25,500,000 [a]	25,500,000
New York State Housing Finance Agency, Housing Revenue (Avalon Bowery Place II) (LOC; Bank of America)	2.36	8/7/08	12,000,000 [a]	12,000,000
New York State Housing Finance Agency, Housing Revenue (North End Avenue) (Liquidity Facility; FNMA)	2.10	8/7/08	1,700,000 [a]	1,700,000
New York State Housing Finance Agency, Revenue (West 37th Street Housing) (LOC; Wachovia Bank)	2.28	8/7/08	9,000,000 [a]	9,000,000
New York State Mortgage Agency, Homeowner Mortgage Revenue (Liquidity Facility; Dexia Credit Locale)	2.23	8/7/08	15,000,000 [a]	15,000,000
New York State Power Authority (Liquidity Facility; Bank of Nova Scotia)	2.10	9/1/08	11,000,000	11,000,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	2.29	8/7/08	22,550,000 [a,c]	22,550,000
New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing)	4.00	12/15/08	13,960,000	14,031,267
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	2.25	8/7/08	3,500,000 [a]	3,500,000
Niagara County Industrial Development Agency, Civic Facility Revenue (Niagara University Project) (Liquidity Facility; HSBC Bank USA)	2.14	8/7/08	5,000,000 [a]	5,000,000
Onondaga County Industrial Development Agency, IDR (General Super Plating Company, Inc. Project) (LOC; Citizens Bank of Pennsylvania)	2.41	8/7/08	2,020,000 [a]	2,020,000
Onondaga County Industrial Development Agency, IDR (ICM Controls Corporation Project) (LOC; M&T Bank)	2.50	8/7/08	2,500,000 [a]	2,500,000
Ontario County Industrial Development Agency, IDR (Dixit Enterprises) (LOC; HSBC Bank USA)	2.30	8/7/08	2,790,000 [a]	2,790,000
Orange County Industrial Development Agency, Civic Facility Revenue (Saint Luke's Cornwall Hospital Project) (LOC; Key Bank)	2.25	8/7/08	3,900,000 [a]	3,900,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	2.36	8/7/08	3,375,000 [a]	3,375,000
Plattsburgh, BAN (Municipal Lighting)	2.50	6/19/09	2,300,000	2,310,936
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	1.60	8/28/08	3,530,000	3,530,000
Port Authority of New York and New Jersey, Equipment Notes	2.30	8/7/08	10,500,000 [a]	10,500,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Rensselaer Polytechnic Institute Project)	2.16	8/7/08	7,940,000 [a]	7,940,000
Rensselaer Industrial Development Agency, IDR (Capital View Office Park Project) (LOC; M&T Bank)	3.85	12/31/08	4,265,000	4,265,000
Rensselaer Industrial Development Agency, Senior Housing Revenue (Brunswick Senior Housing Project) (LOC; FHLB)	2.05	8/1/08	3,190,000 [a]	3,190,000
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue, Refunding (Claxton-Hepburn Medical Center Project) (LOC; Key Bank)	2.25	8/7/08	3,800,000 [a]	3,800,000
Salamanca City Central School District, GO Notes, BAN	4.00	9/26/08	1,400,000	1,401,836
Schenectady Industrial Development Agency, Civic Facility Revenue (Union Graduate College Project) (LOC; M&T Bank)	2.32	8/7/08	5,660,000 [a]	5,660,000
Suffolk County, GO Notes, TAN	3.50	8/14/08	16,000,000	16,003,919
Suffolk County Industrial Development Agency, IDR (Wolf Family LLC/Contract Pharmacal Corporation Facility) (LOC; HSBC Bank USA)	2.32	8/7/08	4,215,000 [a]	4,215,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	2.32	8/7/08	3,000,000 [a]	3,000,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Crouse Health Hospital, Inc. Project) (LOC; Key Bank)	2.28	8/7/08	3,925,000 [a]	3,925,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Crouse Health Hospital, Inc. Project) (LOC; Key Bank)	2.28	8/7/08	5,000,000 [a]	5,000,000
Syracuse Industrial Development Agency, Housing Revenue (Masonic Lofts LLC Project) (LOC; Key Bank)	2.41	8/7/08	4,050,000 [a]	4,050,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				

Tobacco Settlement Financing Corporation of New York,
  Asset-Backed Revenue (State Contingency Contract Secured)
  (Liquidity Facility; DEPFA Bank PLC)
	2.28	8/7/08	17,495,000 a,c	17,495,000

Tobacco Settlement Financing Corporation of New York,
  Asset-Backed Revenue (State Contingency Contract
  Secured) (Liquidity Facility; Merrill Lynch)
	2.38	8/7/08	10,000,000 a,c	10,000,000

TSASC Inc. of New York, Tobacco Flexible Amortization Bonds	6.25	7/15/09	22,000,000 b	23,139,317
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.36	8/7/08	5,000,000 a,c	5,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.36	8/7/08	10,000,000 a,c	10,000,000
Ulster County Industrial Development Agency, IDR (Selux Corporation Project) (LOC; M&T Bank)	2.39	8/7/08	1,560,000 a	1,560,000
Wappingers Central School District, GO Notes, TAN	2.00	10/30/08	8,580,000	8,585,204
Wayland-Cohocton Central School District, GO Notes, BAN	2.75	6/26/09	9,300,000	9,349,207
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	2.34	8/7/08	1,800,000 a	1,800,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Masters School Civic Facility) (LOC; Allied Irish Banks)	2.27	8/7/08	3,325,000 a	3,325,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Rye YMCA Project) (LOC; Allied Irish Banks)	2.29	8/7/08	2,500,000 a	2,500,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	2.39	8/7/08	30,000,000 a	30,000,000
Yonkers Industrial Development Agency, Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	2.59	8/7/08	4,215,000 a,c	4,215,000
Total Investments (cost $957,979,617)			**99.8%**	**957,979,617**
Cash and Receivables (Net)			**.2%**	**2,338,859**
Net Assets			**100.0%**	**960,318,476**

See footnotes on page 65.
See notes to financial statements.

STATEMENT OF INVESTMENTS

July 31, 2008 (Unaudited)

Dreyfus Tax Exempt Cash Management	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments−99.6%				
Alabama−1.2%				
Greater Montgomery Educational Building Authority, Educational Facility Revenue (Huntingdon College Project) (LOC; Regions Bank)	2.29	8/7/08	16,116,000 a	16,116,000
Jefferson County, Sewer Revenue Capital Improvement Warrants	5.38	2/1/09	20,000,000 b	20,561,254
Jefferson County, Sewer Revenue Capital Improvement Warrants	5.75	2/1/09	7,500,000 b	7,739,338
Jefferson County Public Park and Recreation Board, Revenue (YMCA of Birmingham Project) (LOC; Amsouth Bank)	2.34	8/7/08	1,965,000 a	1,965,000
Prattville Educational Building Authority, Revenue (Prattville Christian Academy, Inc. Project) (LOC; Regions Bank)	2.29	8/7/08	5,000,000 a	5,000,000
University of Alabama Board of Trustees, Revenue (University of Alabama at Birmingham Hospital) (LOC; Regions Bank)	2.29	8/7/08	18,000,000 a	18,000,000
Arizona−2.3%				
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; BNP Paribas and LOC; BNP Paribas)	2.40	8/7/08	12,490,000 a,c	12,490,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.11	8/7/08	9,620,000 a,c	9,620,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.13	8/7/08	14,320,000 a,c	14,320,000
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	2.29	8/7/08	18,300,000 a	18,300,000
Maricopa County, HR, Refunding (Sun Health Corporation) (LOC; ABN-AMRO)	2.29	8/7/08	21,455,000 a	21,455,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank and Wells Fargo Bank)	1.60	10/9/08	25,000,000	25,000,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank and Wells Fargo Bank)	1.60	10/16/08	35,000,000	35,000,000
Arkansas−.1%				
Benton County Public Facilities Board, College Parking Facility Revenue (NorthWest Arkansas Community College Project) (LOC; Regions Bank)	2.29	8/7/08	8,050,000 a	8,050,000
Colorado−2.3%				
Avon Urban Renewal Authority, Tax Increment Renewal Revenue (Town Center West Area Urban Renewal Project) (LOC; DEPFA Bank PLC)	2.25	8/7/08	5,000,000 a	5,000,000
Centerra Metropolitan District, Improvement Revenue, Refunding (LOC; Compass Bank)	2.25	8/7/08	12,000,000 a	12,000,000
City and County of Denver, CP (LOC; Wachovia Bank)	1.65	8/27/08	16,000,000	16,000,000
Colorado Educational and Cultural Facilities Authority, Revenue (The Nature Conservancy Project) (Liquidity Facility; Bank of America)	2.20	8/7/08	21,600,000 a	21,600,000
Colorado Housing and Finance Authority, SFMR (Liquidity Facility; Dexia Credit Locale)	2.20	8/7/08	27,955,000 a	27,955,000
RBC Municipal Products Inc. Trust (Meridian Village Metropolitan District Number One, Improvement Revenue) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	2.32	8/7/08	17,600,000 a,c	17,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	2.20	8/7/08	26,000,000 a	26,000,000
Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas)	2.29	8/7/08	8,000,000 a	8,000,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Delaware−.3%				
Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	2.30	8/7/08	12,700,000 a	12,700,000
Delaware Economic Development Authority, Revenue (Connections CSP Project) (LOC; Mercantile-Safe Deposit and Trust Company)	2.37	8/7/08	6,940,000 a	6,940,000
District of Columbia−1.9%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	2.24	8/7/08	77,985,000 a,c	77,985,000
District of Columbia, Multimodal GO (LOC; JPMorgan Chase Bank)	2.20	8/7/08	19,435,000 a	19,435,000
District of Columbia, Revenue, Refunding (American Association of Homes and Services for the Aging, Inc. Issue) (LOC; Unicredito Italiano SPA)	2.30	8/7/08	11,090,000 a	11,090,000
Florida−10.7%				
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.98	8/11/08	4,729,000	4,729,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.73	8/15/08	25,000,000	25,000,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.75	8/15/08	5,261,000	5,261,000
Broward County Educational Facilities Authority, Educational Facilities Revenue (Nova Southeastern University Project) (LOC; Bank of America)	2.20	8/7/08	8,255,000 a	8,255,000
Capital Trust Agency, MFHR (Brittany Bay Apartments − Waterman's Crossing) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.55	8/7/08	23,350,000 a,c	23,350,000
Citizens Property Insurance Corporation, High-Risk Account Senior Secured Revenue	4.50	6/1/09	125,000,000	126,006,548
Collier County Health Facilities Authority, Health Facility Revenue (The Moorings, Inc. Project) (LOC; Wachovia Bank)	2.17	8/7/08	15,000,000 a	15,000,000
Escambia County Health Facilities Authority, Healthcare Facilities Revenue, Refunding (Azalea Trace, Inc. Obligated Group) (LOC; Bank of America)	2.30	8/1/08	5,295,000 a	5,295,000
Florida Higher Educational Facilities Financing Authority, Revenue (Jacksonville University Project) (LOC; Regions Bank)	2.14	8/7/08	7,000,000 a	7,000,000
Florida Local Government Finance Commission, Pooled Loan Program Revenue, CP (LOC; Wachovia Bank)	1.65	9/8/08	4,849,000	4,849,000
Florida State Board of Education, Public Education Capital Outlay, GO Notes (LOC; Citibank NA)	2.24	8/7/08	5,915,000 a	5,915,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	2.22	8/7/08	18,500,000 a	18,500,000
Hillsborough County, Community Investment Tax Revenue (Insured; AMBAC)	5.00	11/1/08	7,135,000	7,162,187
Hillsborough County School Board, COP (Master Lease Purchase Agreement) (LOC; Wachovia Bank)	2.10	8/1/08	65,425,000 a	65,425,000
Hillsborough County School Board, COP (Master Lease Purchase Agreement) (LOC; Wachovia Bank)	2.10	8/1/08	52,800,000 a	52,800,000
Jacksonville, Capital Projects Revenue (LOC; SunTrust Bank)	2.20	8/7/08	11,000,000 a	11,000,000
JEA, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	1.95	8/12/08	34,710,000	34,710,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Florida (continued)				
JEA, Water and Sewer System Subordinated Revenue (Liquidity Facility; State Street Corporation)	2.16	8/7/08	10,200,000 a	10,200,000
Lakeland, Energy System Revenue, Refunding (LOC; SunTrust Bank)	2.17	8/1/08	10,000,000 a	10,000,000
Marion County Hospital District, Health System Improvement Revenue (Munroe Regional Health System) (LOC; Amsouth Bank)	2.20	8/7/08	16,225,000 a	16,225,000
Miami-Dade County, Water and Sewer System Revenue, Refunding (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.90	8/7/08	14,100,000 a	14,100,000
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System) (LOC; SunTrust Bank)	2.17	8/1/08	7,300,000 a	7,300,000
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	1.73	9/9/08	22,000,000	22,000,000
Orange County Housing Finance Authority, MFHR, Refunding (Heather Glen Apartments) (Liquidity Facility; FNMA and LOC; FNMA)	2.21	8/7/08	1,800,000 a	1,800,000
Orlando Utilities Commission, Water and Electric Revenue	4.10	10/1/08	20,000,000	20,074,027
Palm Beach County School District, GO Notes, TAN	4.00	9/24/08	26,000,000	26,021,120
Port Orange, Revenue (Palmer College of Chiropractic Florida Project) (LOC; ABN-AMRO)	2.20	8/7/08	4,280,000 a	4,280,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	1.95	8/12/08	19,383,000	19,383,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	1.60	9/9/08	15,438,000	15,438,000
Tampa, Educational Facilities Revenue (Trinity School for Children Project) (LOC; Regions Bank)	2.31	8/7/08	4,775,000 a	4,775,000
Tohopekaliga Water Authority, Utility System Revenue (LOC; Landesbank Hessen-Thuringen Girozentrale)	2.23	8/7/08	13,000,000 a	13,000,000
University of South Florida Financing Corporation, COP (University of South Florida Financing Corporation Master Lease Program) (LOC; Wachovia Bank)	2.20	8/7/08	7,325,000 a	7,325,000
University of South Florida Financing Corporation, COP (University of South Florida Financing Corporation Master Lease Program) (LOC; Wachovia Bank)	2.20	8/7/08	11,425,000 a	11,425,000
Georgia—4.1%				
Atlanta, Water and Wastewater Revenue	5.00	5/1/09	18,050,000 b	18,638,267
Dalton, Combined Utilities Revenue (Insured; FSA)	5.75	1/1/09	2,500,000	2,539,166
Effingham County Industrial Development Authority, PCR, Refunding (Savannah Electric and Power Company Project)	2.22	8/1/08	13,870,000 a	13,870,000
Fulton County Housing Authority, MFHR (Insured; FHMLC and Liquidity Facility; FHLMC)	2.55	8/7/08	25,365,000 a,c	25,365,000
Gainesville and Hall County Development Authority, Senior Living Facility Revenue (Lanier Village Estates, Inc. Project) (LOC; Bank of America)	2.30	8/1/08	30,200,000 a	30,200,000
Georgia Ports Authority, Revenue (Garden City Terminal Project) (LOC; SunTrust Bank)	2.20	8/7/08	12,000,000 a	12,000,000
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	1.65	9/10/08	12,000,000	12,000,000
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	1.70	10/9/08	15,200,000	15,200,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Georgia (continued)				
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	1.57	10/16/08	15,000,000	15,000,000
Monroe County Development Authority, PCR (Georgia Power Company Plant Scherer Project)	2.17	8/1/08	6,000,000 a	6,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	1.60	12/3/08	25,420,000	25,420,000
Private Colleges and Universities Authority, CP (Emory University Project)	1.65	8/29/08	31,250,000	31,250,000
Private Colleges and Universities Authority, CP (Emory University Project)	1.75	9/12/08	13,296,000	13,296,000
Private Colleges and Universities Authority, Revenue (Emory University)	1.75	7/7/09	16,000,000	16,000,000
Idaho—.4%				
Idaho Health Facilities Authority, Health Care Facilities Revenue (Aces-Pooled Financing Program) (LOC; U.S. Bank NA)	2.20	8/7/08	3,250,000 a	3,250,000
Idaho Health Facilities Authority, Revenue (Saint Luke's Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal)	2.40	8/1/08	19,600,000 a	19,600,000
Illinois—6.1%				
Channahon, Revenue, Refunding (Morris Hospital) (LOC; U.S. Bank NA)	2.20	8/7/08	3,915,000 a	3,915,000
Chicago, Sales Tax Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	2.49	8/7/08	27,470,000 a,c	27,470,000
Chicago Board of Education, Unlimited Tax GO (Merlots Program) (Insured; Assured Guaranty and Liquidity Facility; Wachovia Bank)	2.24	8/7/08	11,285,000 a,c	11,285,000
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	2.74	8/7/08	5,085,000 a,c	5,085,000
Chicago O'Hare International Airport, Revenue (Insured; Assured Guaranty and Liquidity Facility; Citibank NA)	2.27	8/7/08	10,000,000 a,c	10,000,000
DuQuoin, Industrial Improvement Revenue, Refunding (Marshall Browning Hospital Project) (LOC; Comerica Bank)	2.29	8/7/08	10,250,000 a	10,250,000
Elgin, GO Notes (Corporate Purpose)	4.00	12/15/08	2,590,000	2,610,410
Illinois, GO Notes	5.25	4/1/09	12,930,000	13,218,066
Illinois Development Finance Authority, Revenue (Lyric Opera of Chicago Project) (LOC: Bank One N.A., Harris N.A. and Northern Trust Co.)	2.08	8/7/08	30,300,000 a	30,300,000
Illinois Educational Facilities Authority, Revenue (The University of Chicago)	1.95	5/5/09	18,000,000	18,000,000
Illinois Educational Facilities Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Company)	1.75	10/7/08	31,000,000	31,000,000
Illinois Finance Authority, Revenue (Beloit Memorial Hospital, Inc.) (LOC; JPMorgan Chase Bank)	2.25	8/1/08	14,400,000 a	14,400,000
Illinois Finance Authority, Revenue (Riverside Health System) (LOC; JPMorgan Chase Bank)	2.14	8/7/08	5,620,000 a	5,620,000
Illinois Finance Authority, Revenue (The University of Chicago) (Liquidity Facility; Bank of America)	2.07	8/7/08	24,426,000 a	24,426,000
Illinois Finance Authority, Revenue, CP (Loyola University) (LOC; JPMorgan Chase Bank)	1.60	8/5/08	20,000,000	20,000,000
Illinois Finance Authority, Revenue, CP (Loyola University) (LOC; JPMorgan Chase Bank)	1.70	11/6/08	20,000,000	20,000,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Illinois (continued)				
Illinois Finance Authority, Revenue, Refunding (Bradley University) (LOC; Northern Trust Company)	2.00	4/1/09	7,345,000	7,345,000
Illinois Finance Authority, Revenue, Refunding (Fairview Obligated Group) (LOC; ABN-AMRO)	2.20	8/7/08	13,795,000 a	13,795,000
Illinois Health Facilities Authority, Revenue (Revolving Fund Pooled Financing Program) (Insured; FSA and Liquidity Facility; Barclays Bank PLC)	2.20	8/7/08	9,400,000 a	9,400,000
Illinois Housing Development Authority, Homeowner Mortgage Revenue	3.45	10/1/08	2,240,000	2,240,000
Illinois Toll Highway Authority, Toll Highway Senior Priority Revenue (Liquidity Facility; Dexia Credit Locale)	2.20	8/7/08	7,700,000 a	7,700,000
Illinois Toll Highway Authority, Toll Highway Senior Revenue, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.50	8/7/08	23,000,000 a	23,000,000
Illinois Toll Highway Authority, Toll Highway Senior Revenue, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.80	8/7/08	23,000,000 a	23,000,000
Puttable Floating Option Tax Exempt Receipts (Chicago Transit Authority, Capital Grants Receipts Revenue) (Insured; Assured Guaranty and Liquidity Facility; Merrill Lynch Capital Services)	2.45	8/7/08	18,550,000 a,c	18,550,000
Indiana—2.3%				
Indiana Educational Facilities Authority, Revenue (Martin University Project) (LOC; Key Bank)	2.28	8/7/08	2,945,000 a	2,945,000
Indiana Finance Authority, Health System Revenue, Refunding (Sisters of Saint Francis Health Services, Inc. Obligated Group) (LOC; JPMorgan Chase Bank)	2.15	8/7/08	10,900,000 a	10,900,000
Indiana Health and Educational Facility Financing Authority, Revenue (Ascension Health Senior Credit Group) (Liquidity Facility; Citigroup Inc.)	2.24	8/7/08	80,060,000 a,c	80,060,000
Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group)	1.75	4/1/09	10,000,000	10,000,000
Indianapolis Local Public Improvement Bond Bank, Limited Recourse Notes (City of Indianapolis County Option Income TRAN)	4.25	10/2/08	5,500,000	5,525,114
Indianapolis Local Public Improvement Bond Bank, Limited Recourse Notes (City of Indianapolis County Option Income TRAN)	4.00	1/12/09	6,250,000	6,273,030
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	18,000,000	18,000,000
Iowa—.2%				
Iowa Finance Authority, Pollution Control Facility Revenue, Refunding (MidAmerican Energy Project)	2.45	8/7/08	13,325,000 a	13,325,000
Kansas—.5%				
North Kansas City, HR (North Kansas City Hospital) (LOC; Bank of America)	2.25	8/1/08	21,170,000 a	21,170,000
Olathe, Health Facilities Revenue (Olathe Medical Center) (LOC; Bank of America)	2.25	8/1/08	10,715,000 a	10,715,000
Kentucky—2.4%				
Fort Mitchell, Kentucky League of Cities Funding Trust, LR (Trust Lease Program) (LOC; U.S. Bank NA)	2.43	8/7/08	7,600,000 a	7,600,000
Jefferson County, Retirement Home Revenue (Nazareth Literary and Benevolent Institution Project) (LOC; Fifth Third Bank)	2.41	8/7/08	9,500,000 a	9,500,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Kentucky (continued)				
Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.68	10/6/08	25,000,000	25,000,000
Kentucky Asset/Liability Commission, General Fund TRAN	3.00	6/25/09	40,000,000	40,430,877
Kentucky Property and Buildings Commission, Revenue, Refunding (Project Number 84) (Liquidity Facility; Dexia Credit Locale and LOC; Dexia Credit Locale)	2.25	8/7/08	16,530,000 a,c	16,530,000
Madisonville, HR (Trover Clinic Foundation, Inc.) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.74	8/7/08	19,250,000 a	19,250,000
Public Energy Authority of Kentucky, Inc., Gas Supply Revenue (Liquidity Facility; Societe Generale)	2.20	8/1/08	1,400,000 a	1,400,000
Richmond, Lease Program Revenue (Kentucky League of Cities Funding Trust) (LOC; U.S. Bank NA)	2.43	8/7/08	2,000,000 a	2,000,000
Warren County, HR, Refunding (Bowling Green-Warren County Community Hospital Corporation Project) (Insured; Assured Guaranty and Liquidity Facility; Branch Banking and Trust Co.)	2.29	8/7/08	17,110,000 a	17,110,000
Louisiana—2.5%				
Louisiana, GO Notes, Refunding (LOC; BNP Paribas)	2.20	8/7/08	10,000,000 a	10,000,000
Louisiana Local Government Environmental Facilities and Community Development Authority, Healthcare Facilities Revenue, Refunding (Saint James Place of Baton Rouge Project) (LOC; ABN-AMRO)	2.29	8/7/08	11,520,000 a	11,520,000
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Northwestern State University Student Housing Project) (LOC; Regions Bank)	2.34	8/7/08	10,480,000 a	10,480,000
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue, Refunding (Shreveport Convention Center Hotel Project) (LOC; Regions Bank)	2.27	8/7/08	20,000,000 a	20,000,000
Louisiana Municipal Natural Gas Purchasing and Distribution Authority, Revenue (Putters Program) (Gas Project Number 1) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	2.29	8/7/08	27,029,000 a,c	27,029,000
Louisiana Public Facilities Authority, HR (Touro Infirmary Project) (Liquidity Facility; Merrill Lynch Bank and LOC; Merrill Lynch)	2.93	8/7/08	34,045,000 a,c	34,045,000
Louisiana Public Facilities Authority, Revenue (Tiger Athletic Foundation Project) (LOC; Regions Bank)	2.18	8/7/08	25,000,000 a	25,000,000
Plaquemines Port Harbor and Terminal District, Port Facility Revenue (Chevron Pipe Line Company Project)	3.85	9/1/08	4,895,000	4,894,866
Saint Tammany Parish Development District, Revenue (Rooms To Go Saint Tammany LLC Project) (LOC; SunTrust Bank)	2.20	8/7/08	5,000,000 a	5,000,000
Maryland—1.2%				
Baltimore County Revenue Authority, Golf System Revenue (LOC; M&T Bank)	2.38	8/7/08	4,100,000 a	4,100,000
Chestertown, EDR, Refunding (Washington College Project) (LOC; Royal Bank of Scotland PLC)	2.26	8/7/08	7,000,000 a	7,000,000
Frederick County, Revenue, Refunding (Manekin-Frederick Associates Facility) (LOC; M&T Bank)	2.47	8/7/08	2,550,000 a	2,550,000
Maryland Economic Development Corporation, Revenue (Easter Seals Facility) (LOC; M&T Bank)	2.40	8/7/08	6,900,000 a	6,900,000
Maryland Economic Development Corporation, Revenue (Legal Aid Bureau Inc. Facility) (LOC; M&T Bank)	2.42	8/7/08	2,230,000 a	2,230,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Maryland (continued)				
Maryland Health and Higher Educational Facilities Authority, Revenue (Annapolis Life Care Issue) (LOC; Citizens Bank of Pennsylvania)	2.14	8/7/08	42,205,000 a	42,205,000
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) (LOC; PNC Bank NA)	2.31	8/7/08	5,000,000 a	5,000,000
Massachusetts—2.7%				
Massachusetts, GO Notes, Refunding (Insured; FSA)	5.25	1/1/09	2,500,000	2,541,992
Massachusetts Development Finance Agency, First Mortgage Revenue (Brookhaven at Lexington Project) (LOC; Bank of America)	2.10	8/7/08	5,360,000 a	5,360,000
Massachusetts Development Finance Agency, Revenue (Clark University Issue) (LOC; TD Banknorth N.A.)	2.40	8/7/08	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	2.25	8/7/08	7,000,000 a	7,000,000
Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (LOC; JPMorgan Chase Bank)	2.25	8/7/08	45,000,000 a	45,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.68	8/7/08	10,790,000 a	10,790,000
Massachusetts Development Finance Agency, Revenue, Refunding (Wentworth Institute of Technology Issue) (LOC; JPMorgan Chase Bank)	2.25	8/7/08	20,000,000 a	20,000,000
Massachusetts Development Finance Agency, Revenue, Refunding (Wentworth Institute of Technology Issue) (LOC; JPMorgan Chase Bank)	2.25	8/7/08	14,635,000 a	14,635,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	1.97	8/7/08	8,500,000 a	8,500,000
Massachusetts Health and Educational Facilities Authority, Revenue, CP (Partners HealthCare System Issue)	1.55	11/3/08	9,000,000	9,000,000
Massachusetts School Building Authority, Dedicated Sales Tax Bonds (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.44	8/7/08	3,180,000 a,c	3,180,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Liquidity Facility; Bayerische Landesbank)	2.10	8/7/08	28,000,000 a	28,000,000
Michigan—4.3%				
Eastern Michigan University Board of Regents, General Revenue, Refunding (LOC; Dexia Credit Locale)	2.20	8/7/08	13,000,000 a	13,000,000
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/15/08	7,755,000	7,852,414
Jackson County Hospital Finance Authority, HR (W.A. Foote Memorial Hospital) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.90	8/7/08	8,000,000 a	8,000,000
Jackson County Hospital Finance Authority, HR, Refunding (W.A. Foote Memorial Hospital) (Insured; Assured Guaranty and Liquidity Facility; Comerica Bank)	2.90	8/7/08	8,000,000 a	8,000,000
Marquette County Economic Development Corporation, LOR (Bell Memorial Hospital Project) (LOC; Charter One Bank)	2.29	8/7/08	32,285,000 a	32,285,000
Michigan, GO Notes	4.00	9/30/08	20,000,000	20,034,232
Michigan Building Authority, Multi-Modal Revenue (Facilities Program) (LOC; JPMorgan Chase Bank)	2.17	8/7/08	35,500,000 a	35,500,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Michigan (continued)				
Michigan Higher Education Facilities Authority, Revenue, Refunding (Walsh College Project) (LOC; Commerce Bank)	2.26	8/7/08	8,845,000 a	8,845,000
Michigan Hospital Finance Authority, Revenue (Ascension Health Senior Credit Group)	2.00	8/7/08	11,000,000 a	11,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.30	8/7/08	10,000,000 a	10,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.30	8/7/08	15,000,000 a	15,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.30	8/7/08	5,200,000 a	5,200,000
Michigan Municipal Bond Authority, Revenue Notes	4.50	8/20/08	15,000,000	15,006,152
Michigan Municipal Bond Authority, Revenue Notes (LOC; Bank of Nova Scotia)	4.50	8/20/08	10,000,000	10,004,101
Michigan Strategic Fund, LOR (Legal Aid and Defender Association, Inc. Project) (LOC; JPMorgan Chase Bank)	2.32	8/7/08	12,640,000 a	12,640,000
Michigan Strategic Fund, LOR, Refunding (Consumers Energy Company Project) (LOC; Wells Fargo Bank)	2.15	8/7/08	5,700,000 a	5,700,000
University of Michigan, CP	1.55	11/7/08	13,360,000	13,360,000
University of Michigan, CP	1.60	12/1/08	7,780,000	7,780,000
Waterford Township Economic Development Corporation, LOR, Refunding (Canterbury Health Care Inc. Project) (LOC; KBC Bank)	2.29	8/7/08	10,585,000 a	10,585,000
Minnesota—1.9%				
Minneapolis and Saint Paul Housing and Redevelopment Authority, Revenue (Children's Hospitals and Clinics) (Insured; FSA and Liquidity Facility; U.S. Bank NA)	2.37	8/1/08	450,000 a	450,000
Minnesota Agricultural and Economic Development Board, Health Care Facilities Revenue (Essentia Health Obligated Group) (Insured; Assured Guaranty and Liquidity Facility; KBC Bank)	2.37	8/1/08	10,000,000 a	10,000,000
Robbinsdale, Revenue, Refunding (North Memorial Health Care) (LOC; Wells Fargo Bank)	2.22	8/1/08	10,000,000 a	10,000,000
Saint Cloud, Health Care Revenue (CentraCare Health System Project) (Insured; Assured Guaranty and Liquidity Facility; Bank of Nova Scotia)	2.48	8/7/08	5,300,000 a	5,300,000
Saint Cloud, Health Care Revenue (CentraCare Health System Project) (Insured; Assured Guaranty and Liquidity Facility; Royal Bank of Canada)	2.90	8/7/08	5,000,000 a	5,000,000
University of Minnesota, CP	1.58	8/5/08	15,625,000	15,625,000
University of Minnesota, CP	1.60	8/5/08	30,000,000	30,000,000
University of Minnesota, CP	1.45	8/12/08	10,000,000	10,000,000
University of Minnesota, CP	1.50	10/7/08	5,845,000	5,845,000
University of Minnesota, CP	1.50	10/7/08	15,000,000	15,000,000
University of Minnesota, CP	1.50	10/7/08	6,000,000	6,000,000
Mississippi—1.0%				
Mississippi Business Finance Corporation, Health Care Facilities Revenue (Rush Medical Foundation Project) (LOC; Regions Bank)	2.39	8/7/08	24,100,000 a	24,100,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Mississippi (continued)				
Mississippi Business Finance Corporation, Revenue (DDR Gulfport Promenade LLC Project) (LOC; Regions Bank)	2.29	8/7/08	7,000,000 a	7,000,000
Mississippi Business Finance Corporation, Revenue (Gulf Ship, L.L.C. Project Phase III) (LOC; Regions Bank)	2.29	8/7/08	14,250,000 a	14,250,000
Mississippi Business Finance Corporation, Revenue (Renaissance at Colony Park, LLC Project) (LOC; Regions Bank)	2.29	8/7/08	12,890,000 a	12,890,000
Missouri—1.1%				
Missouri Development Finance Board, LR (Missouri Association of Municipal Utilities Lease Financing Program) (LOC: U.S. Bank NA)	2.22	8/1/08	3,215,000 a	3,215,000
Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (Drury College) (LOC; Bank of America)	2.25	8/1/08	3,800,000 a	3,800,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Francis Medical Center) (LOC; Bank of America)	2.25	8/1/08	4,685,000 a	4,685,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Luke's Health System, Inc.) (LOC; Bank of America)	1.90	8/7/08	7,500,000 a	7,500,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Luke's Health System, Inc.) (LOC; Bank of America)	2.20	8/7/08	8,325,000 a	8,325,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Luke's Health System, Inc.) (LOC; Bank of America)	2.20	8/7/08	7,500,000 a	7,500,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (SSM Health Care) (Liquidity Facility; U.S. Bank NA)	2.15	8/7/08	8,500,000 a	8,500,000
Missouri Health and Educational Facilities Authority, Revenue (Ascension Health Credit Group)	1.75	3/3/09	15,000,000	15,000,000
Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Mehlville R-IX School District)	4.25	11/3/08	6,955,000	6,967,891
Nebraska—.0%				
Southern Public Power District, Electric Utility Revenue, BAN	4.00	12/15/08	2,120,000	2,137,116
Nevada—.9%				
Austin Trust (Clark County, GO Bond Bank Bonds) (Liquidity Facility; Bank of America)	2.25	8/7/08	9,770,000 a,c	9,770,000
Clark County, Airport System Subordinate Lien Revenue (LOC; Landesbank Baden-Wurttemberg)	2.16	8/7/08	16,100,000 a	16,100,000
Clark County, Airport System Subordinate Lien Revenue (LOC; Landesbank Baden-Wurttemberg)	2.16	8/7/08	6,600,000 a	6,600,000
Clark County School District, GO Notes (Putters Program) (Insured; FSA and Liquidity Facility; PB Capital Finance)	2.44	8/7/08	6,895,000 a,c	6,895,000
Las Vegas Valley Water District, CP (LOC: BNP Paribas and Lloyds TSB Bank PLC)	1.43	8/7/08	12,100,000	12,100,000
New Hampshire—1.0%				
New Hampshire Business Finance Authority, Revenue (The Mark H. Wentworth Home Issue) (LOC; TD Banknorth NA)	2.17	8/7/08	12,000,000 a	12,000,000
New Hampshire Health and Education Facilities Authority, HR (Catholic Medical Center Issue) (LOC; Citizens Bank of Massachusetts)	2.26	8/7/08	9,050,000 a	9,050,000
New Hampshire Health and Education Facilities Authority, RAN/Capital Notes (The Riverwoods Company, at Exeter, New Hampshire)	4.50	9/26/08	4,000,000	4,003,529

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New Hampshire (continued)				
New Hampshire Health and Education Facilities Authority, Revenue (University System of New Hampshire Issue)	3.00	3/26/09	6,000,000	6,000,000
New Hampshire Health and Eductional Facilities Authority, Revenue (University System of New Hampshire Issue) (Liquidity Facility; JPMorgan Chase Bank)	2.50	8/1/08	25,920,000 a	25,920,000
New Jersey–.8%				
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.75	8/7/08	49,100,000 a	49,100,000
New Mexico–.2%				
Dona Ana County, Industrial Revenue (Foamex Products, Inc. Project) (LOC; Bank of Nova Scotia)	2.24	8/7/08	6,000,000 a	6,000,000
New Mexico Finance Authority, State Transportation Revenue, Refunding (Subordinate Lien) (LOC; UBS Finance Delaware LLC)	2.40	8/7/08	8,000,000 a	8,000,000
New York–1.9%				
Babylon Industrial Development Agency, RRR, Refunding (Ogden Martin Systems of Babylon, Inc. Project) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.70	8/7/08	27,040,000 a	27,040,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	1.50	8/25/08	12,000,000	12,000,000
New York City (Liquidity Facility; Wachovia Bank)	1.95	8/1/08	27,800,000 a	27,800,000
New York City Municipal Water Finance Authority, CP (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	1.68	8/11/08	25,000,000	25,000,000
Suffolk County, GO Notes, TAN	3.50	8/14/08	10,000,000	10,002,449
Triborough Bridge and Tunnel Authority, Subordinate Revenue, Refunding (MTA Bridges and Tunnels) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.41	8/7/08	5,670,000 a	5,670,000
North Carolina–.7%				
Charlotte, Water and Sewer System Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.25	8/6/08	13,060,000	13,060,000
Charlotte, Water and Sewer System Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	1.65	8/15/08	11,641,000	11,641,000
North Carolina Capital Facilities Finance Authority, CP (Duke University Project)	1.75	11/6/08	11,639,000	11,639,000
Piedmont Triad Airport Authority, Airport Revenue (LOC; Branch Banking and Trust Co.)	2.20	8/7/08	5,000,000 a	5,000,000
Ohio–2.3%				
Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue (Sumner Project) (LOC; KBC Bank)	2.28	8/7/08	5,300,000 a	5,300,000
Allen County, Hospital Facilities Revenue (Catholic Healthcare Partners) (LOC; Wachovia Bank)	2.35	8/7/08	5,000,000 a	5,000,000
Cleveland, COP, Refunding (Cleveland Stadium Project) (LOC; Wachovia Bank)	2.14	8/7/08	14,000,000 a	14,000,000
Franklin County, Health Care Facilities Revenue (Creekside at the Village Project) (LOC; Key Bank)	2.25	8/7/08	7,145,000 a	7,145,000
Lancaster Port Authority, Gas Supply Revenue (Liquidity Facility; Royal Bank of Canada)	2.26	8/7/08	35,000,000 a	35,000,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Ohio (continued)				
Lucas County, HR (ProMedica Healthcare Obligated Group) (LOC; UBS AG)	2.40	8/7/08	7,800,000 a	7,800,000
Lucas County, HR (ProMedica Healthcare Obligated Group) (LOC; UBS AG)	2.40	8/7/08	5,500,000 a	5,500,000
Ohio, Higher Education Capital Facilities Revenue	5.50	12/1/08	1,555,000	1,573,670
Ohio Air Quality Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Key Bank)	2.19	8/7/08	35,000,000 a	35,000,000
Ohio Higher Education Facility, Revenue (Ashland University Project) (LOC; Key Bank)	2.34	8/7/08	4,400,000 a	4,400,000
Ohio State University, General Receipts Revenue, CP	1.80	8/11/08	8,300,000	8,300,000
Toledo-Lucas County Port Authority, Cultural Facilities Revenue (The Toledo Museum of Art Project) (LOC; Fifth Third Bank)	2.25	8/7/08	2,490,000 a	2,490,000
Oklahoma—2.2%				
Oklahoma Development Finance Authority, Continuing Care Retirement Community Revenue, Refunding (Inverness Village Project) (LOC; KBC Bank)	2.21	8/7/08	7,000,000 a	7,000,000
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/09	6,750,000 b	6,989,853
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; Bank of America)	1.88	10/1/08	14,755,000	14,755,000
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; State Street Bank and Trust Co.)	1.88	10/1/08	10,920,000	10,920,000
Tulsa County Industrial Authority, Capital Improvements Revenue	5.00	5/15/09	12,360,000	12,642,288
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	2.00	11/15/08	75,000,000	75,000,000
Oregon—.6%				
Astoria Hospital Facilities Authority, HR (Columbia Memorial Hospital Project) (LOC; U.S. Bank NA)	2.29	8/7/08	18,880,000 a	18,880,000
Salem Hospital Facility Authority, Revenue (Capital Manor, Inc. Project) (LOC; Bank of America)	2.29	8/7/08	5,670,000 a	5,670,000
Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor, Inc. Project) (LOC; Bank of America)	2.29	8/7/08	8,875,000 a	8,875,000
Pennsylvania—15.9%				
Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.00	8/7/08	54,985,000 a	54,985,000
Bucks County Industrial Development Authority, Revenue (Pennswood Village Project) (LOC; Bank of America)	2.15	8/7/08	7,100,000 a	7,100,000
Butler County Industrial Development Authority, Revenue (Concordia Lutheran Ministries) (LOC; Bank of America)	2.17	8/7/08	9,890,000 a	9,890,000
Butler County Industrial Development Authority, Revenue (Concordia Lutheran Ministries) (LOC; Bank of America)	2.17	8/7/08	3,640,000 a	3,640,000
Chester County Health and Educational Facilities Authority, Retirement Community Revenue (Kendal-Crosslands Communities Project) (LOC; Wachovia Bank)	2.17	8/7/08	7,370,000 a	7,370,000
Chestnut Ridge School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.00	8/7/08	10,870,000 a	10,870,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Pennsylvania (continued)				
Cumberland County Municipal Authority, Revenue (Diakon Lutheran Social Ministries Project) (LOC; Wachovia Bank)	2.18	8/7/08	23,000,000 a	23,000,000
Dauphin County General Authority Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.00	8/7/08	16,000,000 a	16,000,000
Dauphin County General Authority Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.00	8/7/08	83,635,000 a	83,635,000
Dauphin County General Authority Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.00	8/7/08	12,310,000 a	12,310,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Liquidity Facility; Bank of Nova Scotia)	2.29	8/7/08	5,000,000 a	5,000,000
Delaware County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	1.60	10/9/08	11,235,000	11,235,000
East Hempfield Township Industrial Development Authority, IDR (The Mennonite Home Project) (LOC; M&T Bank)	2.29	8/7/08	11,000,000 a	11,000,000
East Hempfield Township Industrial Development Authority, Revenue (The Mennonite Home Project) (LOC; M&T Bank)	2.29	8/7/08	8,630,000 a	8,630,000
Emmaus General Authority (Pennsylvania Variable Rate Loan Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.89	8/7/08	20,000,000 a	20,000,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; DEPFA Bank PLC)	2.15	8/7/08	7,900,000 a	7,900,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; DEPFA Bank PLC)	2.15	8/7/08	10,400,000 a	10,400,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; DEPFA Bank PLC)	2.15	8/7/08	9,600,000 a	9,600,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; DEPFA Bank PLC)	2.15	8/7/08	12,400,000 a	12,400,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; DEPFA Bank PLC)	2.15	8/7/08	11,800,000 a	11,800,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; DEPFA Bank PLC)	2.15	8/7/08	12,400,000 a	12,400,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; DEPFA Bank PLC)	2.15	8/7/08	10,000,000 a	10,000,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; U.S. Bank NA)	2.15	8/7/08	8,000,000 a	8,000,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; U.S. Bank NA)	2.15	8/7/08	13,900,000 a	13,900,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; U.S. Bank NA)	2.15	8/7/08	17,500,000 a	17,500,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; U.S. Bank NA)	2.15	8/7/08	9,500,000 a	9,500,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; U.S. Bank NA)	2.15	8/7/08	9,700,000 a	9,700,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; U.S. Bank NA)	2.15	8/7/08	6,400,000 a	6,400,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Pennsylvania (continued)				
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; U.S. Bank NA)	2.15	8/7/08	4,300,000 a	4,300,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) (LOC; U.S. Bank NA)	2.15	8/7/08	10,000,000 a	10,000,000
General Authority of South Central Pennsylvania, Revenue (Lutheran Social Services of South Central Pennsylvania Project) (LOC; M&T Bank)	2.40	8/7/08	12,500,000 a	12,500,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	2.24	8/7/08	29,885,000 a	29,885,000
Lancaster County Hospital Authority, Revenue (Landis Home Retirement Community Project) (LOC; M&T Bank)	2.40	8/7/08	7,970,000 a	7,970,000
Lehigh County General Purpose Authority, HR (Lehigh Valley Health Network) (Insured; Assured Guaranty and Liquidity Facility; Wachovia Bank)	2.10	8/1/08	4,500,000 a	4,500,000
Lower Moreland Township School District, GO Notes (Insured; FSA and LOC; Dexia Credit Locale)	3.00	8/7/08	18,000,000 a	18,000,000
Montgomery County Industrial Development Authority, Retirement Community Revenue (Adult Communities Total Services Retirement Life Communities Inc. Obligated Group) (LOC; Bank of America)	2.30	8/1/08	14,785,000 a	14,785,000
Moon Industrial Development Authority, First Mortgage Revenue (Providence Point Project) (LOC; Bank of Scotland)	2.00	8/7/08	24,740,000 a	24,740,000
Pennsylvania Higher Educational Facilities Authority, Revenue (The Trustees of the University of Pennsylvania)	1.70	3/17/09	7,000,000	7,000,000
Pennsylvania Higher Educational Facilities Authority, Student Housing Revenue (Washington and Jefferson Development Corporation–Washington and Jefferson College Project) (LOC; Unicredito Italiano SPA)	2.26	8/7/08	7,900,000 a	7,900,000
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.00	8/7/08	31,965,000 a	31,965,000
Philadelphia, Multi-Modal GO, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.00	8/7/08	82,205,000 a	82,205,000
Philadelphia Authority for Industrial Development, Revenue (Regional Performing Arts Center Project) (LOC; Wachovia Bank)	2.40	8/7/08	23,650,000 a	23,650,000
Philadelphia School District, GO Notes, Refunding (LOC; Wachovia Bank)	2.10	8/7/08	18,100,000 a	18,100,000
Philadelphia School District, GO Notes, Refunding (LOC; Wachovia Bank)	2.10	8/7/08	38,800,000 a	38,800,000
Pittsburgh and Allegheny County Sports and Exhibition Authority, Commonwealth LR (Insured; FSA and Liquidity Facility; PNC Bank)	2.50	8/7/08	47,700,000 a	47,700,000
Souderton Area School District, Revenue (High School Completion Project) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.35	8/7/08	21,475,000 a	21,475,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.00	8/7/08	17,075,000 a	17,075,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.00	8/7/08	19,990,000 a	19,990,000
Swarthmore Borough Authority, Revenue (Swarthmore College)	5.00	9/15/08	1,000,000	1,003,850
Wallingford-Swarthmore School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.00	8/7/08	10,000,000 a	10,000,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Pennsylvania (continued)				
West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.00	8/7/08	38,000,000 a	38,000,000
South Carolina—.5%				
South Carolina Jobs-Economic Development Authority, HR (Oconee Memorial Hospital, Inc. Project) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	2.39	8/7/08	27,000,000 a	27,000,000
Tennessee—5.3%				
Claiborne County Industrial Development Board, Revenue (Lincoln Memorial University Project) (LOC; Amsouth Bank)	2.29	8/7/08	9,000,000 a	9,000,000
Clarksville Public Building Authority, Financing Revenue (City of Murfreesboro Loan) (LOC; SunTrust Bank)	2.20	8/7/08	4,500,000 a	4,500,000
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	2.20	8/1/08	200,000 a	200,000
Knox County Health Educational and Housing Facility Board, Hospital Facilities Revenue (Catholic Healthcare Partners) (LOC; Landesbank Baden-Wurttemberg)	2.25	8/7/08	8,000,000 a	8,000,000
Knox County Health Educational and Housing Facility Board, Hospital Facilities Revenue (Catholic Healthcare Partners) (LOC; Landesbank Baden-Wurttemberg)	2.27	8/7/08	4,300,000 a	4,300,000
Metropolitan Government of Nashville and Davidson County, CP (Liquidity Facility: California Public Employees Retirement System, California Teachers Retirement System and State Street Bank and Trust Co.)	1.60	8/14/08	15,000,000	15,000,000
Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, Revenue (The Vanderbilt University) (Liquidity Facility: Bayerische Landesbank and Landesbank Hessen-Thruingen)	2.20	8/7/08	19,790,000 a	19,790,000
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	2.29	8/7/08	13,085,000 a,c	13,085,000
Shelby County, GO, Refunding (Liquidity Facility; Dexia Credit Locale)	2.24	8/7/08	31,450,000 a	31,450,000
Shelby County, GO, Refunding (Liquidity Facility; Dexia Credit Locale)	2.24	8/7/08	17,355,000 a	17,355,000
Shelby County Health Educational and Housing Facility Board, Revenue (Methodist Le Bonheur Healthcare) (Insured; Assured Guaranty and Liquidity Facility; U.S. Bank NA)	2.29	8/7/08	20,000,000 a	20,000,000
Shelby County Health Educational and Housing Facility Board, Revenue (Methodist Le Bonheur Healthcare) (Insured; Assured Guaranty and Liquidity Facility; U.S. Bank NA)	2.48	8/7/08	15,000,000 a	15,000,000
Shelby County Health Educational and Housing Facility Board, Revenue (Trezevant Manor Project) (LOC; ABN-AMRO)	2.24	8/7/08	7,000,000 a	7,000,000
Springfield Health and Educational Facilities Board, Revenue, Refunding (NorthCrest Medical Center Project) (LOC; Regions Bank)	2.25	8/7/08	9,500,000 a	9,500,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	2.29	8/7/08	19,700,000 a,c	19,700,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Tennessee (continued)				
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	2.29	8/7/08	73,390,000 [a,c]	73,390,000
Tennessee, CP (Liquidity Facility; Tennessee Consolidated Retirement System)	1.00	8/1/08	26,000,000	26,000,000
Tennessee, CP (Liquidity Facility; Tennessee Consolidated Retirement System)	1.60	8/12/08	12,500,000	12,500,000
Texas—12.6%				

ABN AMRO Munitops Certificates Trust (Comal Independent
  School District) (Liquidity Facility; Bank of America and LOC;
  Texas Permanent School Fund Guarantee Program)
	2.25	8/7/08	13,450,000 [a,c]	13,450,000

Austin, Utility System Revenue, CP (LOC: Bayersche Landesbank) JPMorgan Chase Bank and State Street Bank and Trust Co.)	1.55	8/12/08	8,345,000	8,345,000
Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America)	1.57	9/8/08	20,000,000	20,000,000

El Paso Independent School District, Unlimited Tax School
  Building Bonds (Liquidity Facility; DEPFA Bank PLC
  and LOC; Permanent School Fund Guarantee Program)
	2.23	8/7/08	30,000,000 [a]	30,000,000

Harris County, CP (Liquidity Facility; Bank of Nova Scotia)	1.73	8/8/08	39,980,000	39,980,000
Harris County Flood Control District (Liquidity Facility; Citibank NA)	2.24	8/7/08	8,000,000 [a,c]	8,000,000

Harris County Health Facilities Development Corporation,
  HR, Refunding (Texas Children's Hospital Project) (Liquidity
  Facility: Bank of America and JPMorgan Chase Bank)
	2.10	4/29/09	30,000,000	30,000,000

Harrison County Health Facilities Development Corporation, HR (Marshall Regional Medical Center Project) (LOC; Amsouth Bank)	2.29	8/7/08	9,500,000 [a]	9,500,000
Houston, Combined Utility System First Lien Revenue, Refunding (LOC; Bank of America)	2.20	8/7/08	25,000,000 [a]	25,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.55	8/13/08	5,000,000	5,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.50	9/2/08	34,500,000	34,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.63	9/9/08	10,000,000	10,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.70	10/9/08	5,000,000	5,000,000
Houston, CP (Liquidity Facility; Dexia Credit Locale)	1.65	10/8/08	3,000,000	3,000,000
Houston Independent School District, Maintenance Tax Notes (Insured; FSA and Liquidity Facility; Citibank NA)	2.39	8/7/08	18,615,000 [a,c]	18,615,000

Humble Independent School District, Unlimited Tax School
  Building Bonds (Liquidity Facility; Dexia Credit Locale and
  LOC; Permanent School Fund Guarantee Program)
	2.00	7/1/09	9,565,000	9,565,000

Kendall County Health Facilities Development Corporation, Health Care Revenue (Morningside Ministries Project) (LOC; Allied Irish Banks)	2.17	8/7/08	6,530,000 [a]	6,530,000

Leander Independent School District, Unlimited Tax School
  Building Bonds (Merlots Program) (Liquidity Facility; Wachovia
  Bank and LOC; Permanent School Fund Guarantee Program)
	2.24	8/7/08	7,205,000 [a,c]	7,205,000

North Texas Tollway Authority, BAN	4.13	11/19/08	71,770,000	71,801,779

North Texas Tollway Authority, Revenue (Dallas North
  Tollway System) (Insured; FSA and Liquidity Facility;
  Landesbank Hessen-Thuringen Girozentrale)
	2.76	8/7/08	9,900,000 [a,c]	9,900,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Texas (continued)				
Puttable Floating Option Tax Exempt Receipts (Clear Creek Independent School District, Unlimited Tax School Building Bonds) (Liquidity Facility; Merrill Lynch and LOC; Permanent School Fund Guarantee Program)	2.24	8/7/08	10,000,000 [a,c]	10,000,000
San Antonio, CP (LOC; Bank of America)	1.65	10/1/08	5,500,000	5,500,000
San Antonio, Water Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank)	2.24	8/7/08	10,000,000 [a,c]	10,000,000
San Antonio, Water System Revenue, CP (Liquidity Facility: Bank of America and State Street Bank and Trust Co.)	1.55	10/16/08	13,500,000	13,500,000
San Antonio, Water System Revenue, CP (Liquidity Facility: Bank of America and State Street Bank and Trust Co.)	1.55	11/6/08	13,000,000	13,000,000
San Antonio, Water System Revenue, CP (Liquidity Facility: Bank of America and State Street Bank and Trust Co.)	1.63	12/4/08	10,000,000	10,000,000
Sherman Independent School District, Unlimited Tax School Building Bonds (Liquidity Facility; Banco Bilbao Vizcaya and LOC; Permament School Fund Guarantee Program)	3.13	8/1/09	20,695,000	20,923,668
Spring Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.72	8/15/08	8,500,000	8,500,000
Texas, TRAN	4.50	8/28/08	17,000,000	17,013,005
Texas Affordable Housing Corporation, MFHR (American Housing Foundation Portfolio) (Insured; MBIA, Inc. and Liquidity Facility; Goldman Sachs Group)	2.28	8/7/08	52,315,047 [a,c]	52,315,047
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	1.65	8/7/08	30,000,000	30,000,000
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.03	8/7/08	18,125,000 [a,c]	18,125,000
Texas Municipal Power Agency, Revenue, CP (Liquidity Facility: Bank of America and Bayerische Landesbank)	1.85	10/14/08	22,350,000	22,350,000
Texas Public Finance Authority, Building Revenue, Refunding (Insured; AMBAC)	6.25	2/1/09	5,900,000	5,999,909
Texas Public Finance Authority, GO Notes, Refunding	5.00	10/1/08	4,810,000	4,827,152
Texas Public Finance Authority, GO Notes, Refunding	5.25	10/1/08	2,500,000	2,515,106
Texas Transportation Commission, GO Mobility Fund Bonds (Liquidity Facility; JPMorgan Chase Bank)	2.29	8/7/08	9,200,000 [a,c]	9,200,000
Texas Transportation Commission, GO Mobility Fund Bonds (Putters Program) (Liquidity Facility; PNC Bank NA)	2.29	8/7/08	2,200,000 [a,c]	2,200,000
University of Texas, Permanent University Fund Revenue, CP	1.63	9/16/08	25,000,000	25,000,000
University of Texas, Permanent University Fund Revenue, CP (LOC; Permanent School Fund Guarantee Program)	1.50	9/2/08	10,000,000	10,000,000
University of Texas, University Revenue, CP	1.58	8/4/08	8,000,000	8,000,000
University of Texas, University Revenue, CP	1.45	8/12/08	15,000,000	15,000,000
University of Texas, University Revenue, CP	1.47	10/20/08	12,500,000	12,500,000
University of Texas, University Revenue, CP	1.50	10/20/08	10,000,000	10,000,000
University of Texas, University Revenue, CP	1.58	12/3/08	24,000,000	24,000,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Utah—1.4%				
Central Utah Water Conservancy District Revenue, Refunding (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.23	8/7/08	40,000,000 [a]	40,000,000
Murray City, HR (IHC Health Services Inc.)	2.05	8/7/08	32,000,000 [a]	32,000,000
Utah Housing Finance Agency, MFHR, Refunding (Candlestick Apartments Project) (Liquidity Facility; FNMA and LOC; FNMA)	2.24	8/7/08	6,400,000 [a]	6,400,000
Vermont—.9%				
University of Vermont and State Agricultural College, CP	2.00	9/3/08	5,685,000	5,685,000
University of Vermont and State Agricultural College, CP	1.90	10/15/08	3,960,000	3,960,000
University of Vermont and State Agricultural College, CP	1.75	10/16/08	6,265,000	6,265,000
Vermont Educational and Health Buildings Financing Agency, HR (Rutland Regional Medical Center Project) (Liquidity Facility; TD Banknorth, N.A.)	2.15	8/1/08	21,675,000 [a]	21,675,000
Vermont Educational and Health Buildings Financing Agency, Revenue (Middlebury College Project)	1.90	5/1/09	13,650,000	13,650,000
Virginia—1.5%				
Alexandria Industrial Development Authority, Headquarters Facilities Revenue (American Academy of Otolaryngology-Head and Neck Surgery Foundation, Inc.) (LOC; Bank of America)	2.24	8/7/08	6,310,000 [a]	6,310,000
Chesapeake Bay Bridge and Tunnel District, General Resolution Revenue, Refunding (LOC; Branch Banking and Trust Co.)	2.21	8/7/08	6,250,000 [a]	6,250,000
Fairfax County Economic Development Authority, Educational Facilities Revenue (Trinity Christian School Project) (LOC; Wachovia Bank)	2.19	8/7/08	9,000,000 [a]	9,000,000
Norfolk Redevelopment and Housing Authority, First Mortgage Revenue (Fort Norfolk Retirement Community, Inc.–Harbor's Edge Project) (LOC; HSH Nordbank AG)	2.22	8/7/08	16,300,000 [a]	16,300,000
Roanoke Industrial Development Authority, HR (Carilion Health System Obligated Group) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.10	8/1/08	26,550,000 [a]	26,550,000
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	2.25	8/7/08	7,500,000 [a,c]	7,500,000
Virginia Commonwealth University Health System Authority, General Revenue (Medical College of Virginia Hospitals) (Liquidity Facility; Wachovia Bank)	2.49	8/1/08	15,000,000 [a]	15,000,000
Washington—.4%				
Central Puget Sound Regional Transit Authority, Sales Tax Bonds (Putters Program) (Insured; FSA and Liquidity Facility; PNC Bank NA)	2.44	8/7/08	3,300,000 [a,c]	3,300,000
Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance House) (LOC; Key Bank)	2.28	8/7/08	7,000,000 [a]	7,000,000
Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance) (LOC; Key Bank)	2.28	8/7/08	3,945,000 [a]	3,945,000
Washington Higher Education Facilities Authority, Revenue, Refunding (Saint Martins University Project) (LOC; Key Bank)	2.43	8/7/08	8,890,000 [a]	8,890,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Wisconsin−1.0%				

Badger Tobacco Asset Securitization Corporation,
  Tobacco Settlement Asset-Backed Bonds
  (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch)
	2.23	8/7/08	8,165,000 [a,c]	8,165,000

Wisconsin Health and Educational Facilities Authority,
  Health Care Facilities Revenue (Essentia Health Obligated Group)
  (Insured; Assured Guaranty and Liquidity Facility; U.S. Bank NA)
	2.25	8/1/08	3,475,000 [a]	3,475,000

Wisconsin Health and Educational Facilities Authority, Revenue (Gunderson Lutheran) (LOC; Wells Fargo Bank)	2.25	8/7/08	8,900,000 [a]	8,900,000
Wisconsin Health and Educational Facilities Authority, Revenue (Meriter Hospital, Inc.) (LOC; U.S. Bank NA)	2.22	8/1/08	13,300,000 [a]	13,300,000
Wisconsin, Transportation Revenue, CP (Liquidity Facility: California Teachers Retirement System and State Street Bank and Trust Co.)	1.63	10/7/08	26,675,000	26,675,000
Total Investments (cost $5,782,504,747)			**99.6%**	**5,782,506,473**
Cash and Receivables (Net)			**.4%**	**24,724,040**
Net Assets			**100.0%**	**5,807,230,513**

See footnotes on page 65.
See notes to financial statements.

Dreyfus California AMT-Free Municipal Cash Management	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments—100.7%				
California—91.2%				
ABAG Finance Authority for Nonprofit Corporations, Revenue (Institute for Defense Analyses Project) (LOC; Branch Banking and Trust Co.)	2.15	8/7/08	3,980,000 a	3,980,000
ABAG Finance Authority for Nonprofit Corporations, Revenue (Northbay Healthcare Group) (LOC; JPMorgan Chase Bank)	2.19	8/7/08	8,000,000 a	8,000,000
Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvement Financing Projects) (LOC; Bank of Nova Scotia)	1.98	8/7/08	35,000 a	35,000
Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvement Financing Projects) (LOC; KBC Bank)	1.98	8/7/08	275,000 a	275,000
California, CP (Liquidity Facility: Bayerische Landesbank, California Public Employees Retirement System, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale, Royal Bank of Canada and Wells Fargo Bank)	1.55	9/3/08	9,500,000	9,500,000
California, CP (Liquidity Facility: Bayerische Landesbank, California Public Employees Retirement System, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale, Royal Bank of Canada and Wells Fargo Bank)	1.60	9/9/08	9,500,000	9,500,000
California, CP (Liquidity Facility: Bayerische Landesbank, California Public Employees Retirement System, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale, Royal Bank of Canada and Wells Fargo Bank)	1.51	10/7/08	10,000,000	10,000,000
California, CP (Liquidity Facility: Bayerische Landesbank, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale, Royal Bank of Canada and Wells Fargo Bank)	1.55	9/2/08	9,500,000	9,500,000
California, Economic Recovery Bonds	5.00	1/1/09	2,140,000	2,165,390
California, Economic Recovery Bonds	3.00	7/1/09	3,145,000	3,186,178
California, Economic Recovery Bonds	4.00	7/1/09	1,000,000	1,020,963
California, Economic Recovery Bonds	5.00	7/1/09	8,325,000	8,579,009
California, Economic Recovery Bonds	5.00	7/1/09	2,100,000	2,161,334
California, GO Notes	4.25	9/1/08	100,000	100,154
California, GO Notes	4.00	10/1/08	650,000	652,582
California, GO Notes	5.75	10/1/08	500,000	503,077
California, GO Notes	6.00	10/1/08	100,000	100,703
California, GO Notes	5.00	2/1/09	2,250,000	2,286,517
California, GO Notes (Kindergarten-University) (LOC: California State Teachers Retirement System and Citibank NA)	1.80	8/1/08	12,150,000 a	12,150,000
California, GO Notes (Kindergarten-University) (LOC: California State Teachers Retirement System and Citibank NA)	1.85	8/1/08	2,800,000 a	2,800,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	1.85	8/1/08	2,600,000 a	2,600,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	2.40	8/1/08	8,410,000 a	8,410,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	2.11	8/7/08	11,650,000 a	11,650,000

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	2.12	8/7/08	9,000,000 a	9,000,000
California, GO Notes (Various Purpose)	4.75	9/1/08	100,000	100,145
California, GO Notes (Various Purpose)	6.25	9/1/08	100,000	100,270
California, GO Notes (Various Purpose)	6.40	9/1/08	500,000	502,061
California, GO Notes (Various Purpose)	6.50	10/1/08	165,000	165,944
California, GO Notes (Various Purpose)	6.50	11/1/08	300,000	302,279
California, GO Notes (Various Purpose)	2.80	2/1/09	100,000	100,000
California, GO Notes (Various Purpose)	5.00	2/1/09	150,000	152,148
California, GO Notes (Veterans)	8.50	10/1/08	100,000	100,821
California, GO Notes (Veterans)	9.20	10/1/08	1,000,000	1,008,947
California, GO Notes, Refunding	6.00	2/1/09	100,000	101,828
California Department of Water Resources, Power Supply Revenue (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.20	8/7/08	1,300,000 a	1,300,000
California Department of Water Resources, Power Supply Revenue (LOC; Bank of America)	1.90	8/1/08	9,500,000 a	9,500,000
California Department of Water Resources, Power Supply Revenue (LOC: California Public Employees Retirement System and JPMorgan Chase Bank)	1.90	8/1/08	600,000 a	600,000
California Department of Water Resources, Power Supply Revenue (LOC: California State Teachers Retirement System and JPMorgan Chase Bank)	1.95	8/7/08	1,400,000 a	1,400,000
California Department of Water Resources, Power Supply Revenue (LOC; Citibank NA)	2.35	8/1/08	3,000,000 a	3,000,000
California Department of Water Resources, Power Supply Revenue (LOC; Landesbank Hessen-Thuringen Girozentrale)	1.90	8/1/08	6,400,000 a	6,400,000
California Department of Water Resources, Power Supply Revenue (LOC; State Street Bank and Trust Co.)	2.40	8/1/08	3,000,000 a	3,000,000
California Educational Facilities Authority, Revenue (Chapman University) (LOC; Bank of America)	2.00	8/1/08	650,000 a	650,000
California Educational Facilities Authority, Revenue (University of Judaism) (LOC; Allied Irish Banks)	2.24	8/7/08	3,100,000 a	3,100,000
California Health Facilities Financing Authority, Health Facility Revenue (Catholic Healthcare West) (LOC; Bank of America)	1.95	8/7/08	5,400,000 a	5,400,000
California Health Facilities Financing Authority, Revenue (Kaiser Permanente)	2.25	8/7/08	450,000 a	450,000
California Housing Finance Agency, MFHR (Liquidity Facility; FNMA)	1.98	8/7/08	12,640,000 a	12,640,000
California Infrastructure and Economic Development Bank, Revenue (California Academy of Sciences) (LOC; Bank of Nova Scotia)	1.85	8/1/08	1,100,000 a	1,100,000
California Infrastructure and Economic Development Bank, Revenue (California Academy of Sciences) (LOC; U.S. Bank NA)	1.85	8/1/08	1,000,000 a	1,000,000
California Infrastructure and Economic Development Bank, Revenue (Saint Margaret's Episcopal School) (LOC; Allied Irish Banks)	2.05	8/7/08	3,400,000 a	3,400,000
California Infrastructure and Economic Development Bank, Revenue (Southern California Public Radio Project) (LOC; Allied Irish Banks)	2.07	8/1/08	4,000,000 a	4,000,000

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
California Infrastructure and Economic Development Bank, Revenue (Southern California Public Radio Project) (LOC; Allied Irish Banks)	2.07	8/1/08	7,000,000 a	7,000,000
California Pollution Control Financing Authority, PCR (Southdown, Inc. Project) (LOC; Wachovia Bank)	1.60	8/30/08	400,000 a	400,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One N.A.)	1.80	8/1/08	400,000 a	400,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	1.90	8/1/08	16,900,000 a	16,900,000
California Pollution Control Financing Authority, PCR, Refunding (U.S. Borax Inc. Project) (LOC; Wachovia Bank)	2.02	8/7/08	1,275,000 a	1,275,000
California School Boards Association Finance Corporation, COP, TRAN (California School Cash Reserve Program) (LOC; U.S. Bank NA)	3.00	7/6/09	7,600,000	7,694,073
California State Public Works Board, LR (UCLA Replacement Hospitals) (Insured; FSA)	4.75	10/1/08	200,000	200,553
California State University Trustees, Systemwide Revenue (Liquidity Facility; Morgan Stanley Bank and LOC; Morgan Stanley Bank)	2.44	8/7/08	1,000,000 a,c	1,000,000
California Statewide Communities Development Authority, Revenue (Childrens Hospital Los Angeles) (LOC; Bank of America)	2.25	8/1/08	3,250,000 a	3,250,000
California Statewide Communities Development Authority, Revenue (Childrens Hospital Los Angeles) (LOC; Bank of America)	2.00	8/7/08	22,500,000 a	22,500,000
California Statewide Communities Development Authority, Revenue (Childrens Hospital Los Angeles) (LOC; Bank of America)	2.00	8/7/08	12,500,000 a	12,500,000
California Statewide Communities Development Authority, Revenue (Goodwill of Santa Cruz) (LOC; Wells Fargo Bank)	2.00	8/7/08	500,000 a	500,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	1.85	8/7/08	3,000,000 a	3,000,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	2.25	8/7/08	5,220,000 a	5,220,000
California Statewide Communities Development Authority, Revenue (Rady Children's Hospital– San Diego) (LOC; Bank of the West)	1.90	8/1/08	17,200,000 a	17,200,000
California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (LOC; Bank of America)	1.90	8/1/08	19,245,000 a	19,245,000
Central Union High School District, GO Notes, Refunding (Insured; FGIC)	3.50	8/1/08	105,000	105,000
Cerritos Community College District, GO Notes	5.00	8/1/08	140,000	140,000
Contra Costa Water District, Water Revenue, Refunding (Insured; FSA)	5.00	10/1/08	150,000	150,677
Covina Redevelopment Agency, MFHR, Refunding (Shadowhills Apartments Project) (LOC; FNMA)	1.98	8/7/08	100,000 a	100,000
Davis Joint Unified School District, TRAN	3.00	8/5/09	5,000,000 d	5,068,850
Dos Palos-Oro Loma Joint Unified School District, TRAN	4.00	12/26/08	1,700,000	1,706,292
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue, Refunding (Insured; MBIA, Inc.)	5.50	1/15/09	500,000	505,422
Fullerton School District, GO Notes (Insured; FSA)	4.50	8/1/08	150,000	150,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	2.44	8/7/08	4,000,000 a,c	4,000,000

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
Hawthorne School District, GO Notes, BAN	6.25	9/1/08	2,800,000	2,806,579
Irvine Assessment District Number 04-20, Limited Obligation Improvement Bonds (LOC; KBC Bank)	2.40	8/1/08	8,570,000 a	8,570,000
Irvine Assessment District Number 89-10 (LOC; Bayerische Hypo-und Vereinsbank AG)	2.40	8/1/08	6,575,000 a	6,575,000
Irvine Ranch Water District (LOC; Landesbank Hessen-Thueringen Girozentrale)	2.35	8/1/08	670,000 a	670,000
Irvine Ranch Water District, GO of Improvement District Numbers 105, 140, 240 and 250 (LOC; Bank of America)	1.95	8/1/08	500,000 a	500,000
Irvine Ranch Water District, GO of Improvement District Numbers 105, 140, 240 and 250 (LOC; Commerzbank AG)	1.85	8/1/08	2,400,000 a	2,400,000
Livermore Valley Joint Unified School District, GO Notes (Insured; FGIC)	7.50	8/1/08	250,000	250,000
Livermore Valley Joint Unified School District, GO Notes (Insured; MBIA, Inc.)	4.63	8/1/08	100,000	100,000
Los Angeles County Housing Authority, MFHR, Refunding (Meadowridge Apartments Project) (LOC; FNMA)	2.05	8/7/08	900,000 a	900,000
Los Angeles County School and Community College Districts, COP, TRAN (Los Angeles County Schools Pooled Financing Program) (Insured; FSA)	3.50	6/30/09	3,600,000	3,659,742
Los Angeles Department of Water and Power, Water System Revenue (Liquidity Facility; Banco Bilboa Vizcaya)	2.40	8/1/08	8,850,000 a	8,850,000
Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America)	1.49	8/4/08	2,000,000	2,000,000
Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America)	1.05	8/11/08	3,800,000	3,800,000
Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America)	1.49	10/15/08	1,000,000	1,000,000
Los Angeles Municipal Improvement Corporation, Sanitation Equipment Charge Revenue (Insured; FSA)	4.10	2/1/09	100,000	100,939
Los Angeles Unified School District, GO Notes, TRAN	3.00	7/30/09	5,000,000	5,072,650
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.27	8/7/08	3,000,000 a,c	3,000,000
Maywood, COP (Infrastructure Financing Project) (LOC; Allied Irish Banks)	2.21	8/7/08	2,630,000 a	2,630,000
Metropolitan Water District of Southern California, Water Revenue, Refunding	3.00	7/1/09	1,185,000	1,198,912
Modesto Irrigation District Financing Authority, Revenue (Domestic Water Project) (Liquidity Facility; DEPFA Bank PLC)	2.34	8/7/08	3,950,000 a,c	3,950,000
North Sacramento School District, GO Notes (Insured; FSA)	7.00	8/1/08	215,000	215,000
Orange County, Apartment Development Revenue, Refunding (Villa Aliento Issue) (LOC; FNMA)	2.00	8/7/08	1,140,000 a	1,140,000
Orange County, Apartment Development Revenue, Refunding (Villa La Paz Issue) (LOC; FNMA)	2.00	8/7/08	7,045,000 a	7,045,000

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
Orange County Sanitation District, COP (Liquidity Facility; Dexia Credit Locale)	2.40	8/1/08	4,700,000 a	4,700,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.58	8/7/08	3,800,000 a,c	3,800,000
Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.08	8/7/08	4,580,000 a,c	4,580,000
Ravenswood City School District, TRAN	3.00	7/1/09	2,500,000	2,522,412
Riverside, Electric Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.34	8/7/08	1,000,000 a,c	1,000,000
Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA, Inc.)	4.00	8/15/08	100,000	100,019
San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA, Inc.)	5.00	8/1/08	1,000,000	1,000,000
San Pablo Redevelopment Agency, Subordinate Tax Allocation Revenue (Tenth Township Redevelopment Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	2.12	8/1/08	9,000,000 a	9,000,000
Santa Clara Unified School District, TRAN	2.00	6/29/09	2,500,000	2,507,820
Santa Fe Springs Community Development Commission, Tax Allocation Revenue (Consolidated Redevelopment Project) (Insured; MBIA, Inc.)	3.50	9/1/08	285,000	285,098
Southern California Public Power Authority, Transmission Power Revenue, Refunding (Southern Transmission Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.98	8/7/08	435,000 a	435,000
Stockton, Health Facility Revenue (Dameron Hospital Association) (LOC; Citibank NA)	2.07	8/1/08	2,720,000 a	2,720,000
Sweetwater Union High School District, GO Notes (Insured; FSA)	2.50	8/1/08	200,000	200,000
Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup NA)	2.26	8/7/08	2,400,000 a,c	2,400,000
Tustin Public Financing Authority, Revenue (Tustin Ranch) (Insured; FSA)	5.00	9/2/08	115,000	115,147
University of California Regents, Limited Project Revenue (Liquidity Facility; Wells Fargo Bank and LOC; Wells Fargo Bank)	2.32	8/7/08	6,000,000 a,c	6,000,000
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank)	2.25	8/7/08	1,600,000 a	1,600,000
WateReuse Finance Authority, Revenue (WateReuse Variable Rate Finance Program) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.45	8/7/08	1,200,000 a	1,200,000
William S. Hart Union High School District, COP (School Facility Bridge Funding Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.40	8/7/08	2,400,000 a	2,400,000
Yuba Community College District, GO Notes, TRAN	4.00	10/2/08	2,220,000	2,222,071

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
U.S. Related—9.5%				
BB&T Municipal Trust (Puerto Rico Infrastructure Financing Authority, Special Tax Revenue) (Liquidity Facility; Branch Banking and Trust Co.)	2.22	8/7/08	4,465,000 [a,c]	4,465,000
Guam, Limited Obligation Infrastructure Improvement Revenue (Insured; AMBAC)	5.50	11/1/08	200,000	201,013
Puerto Rico Commonwealth Public Improvement GO Notes, Refunding (LOC; UBS AG)	1.80	8/1/08	15,400,000 [a]	15,400,000
Puerto Rico Commonwealth Public Improvement GO Notes, Refunding (LOC; Wachovia Bank)	1.80	8/1/08	10,320,000 [a]	10,320,000
Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (LOC; Wachovia Bank)	1.99	8/7/08	6,000,000 [a]	6,000,000
Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (LOC; Wachovia Bank)	2.74	8/7/08	3,000,000 [a]	3,000,000
Puerto Rico Municipal Financing Agency, GO Notes (Insured; FSA and Liquidity Facility; Merrill Lynch Capital Services)	2.23	8/7/08	4,850,000 [a,c]	4,850,000
Total Investments (cost $467,398,619)			**100.7%**	**467,398,619**
Liabilities, Less Cash and Receivables			**(.7%)**	**(3,029,002)**
Net Assets			**100.0%**	**464,369,617**

See footnotes on page 65.
See notes to financial statements.

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

						Value (%)†		
Fitch	or	**Moody's**	or	**Standard & Poor's**	**Dreyfus Municipal Cash Management Plus**	**Dreyfus New York Municipal Cash Management**	**Dreyfus Tax Exempt Cash Management**	**Dreyfus California AMT-Free Municipal Cash Management**
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	87.4	82.7	93.5	89.7
AAA, AA, A [e]		Aaa, Aa, A [e]		AAA, AA, A [e]	6.0	9.7	5.6	8.8
Not Rated [f]		Not Rated [f]		Not Rated [f]	6.6	7.6	.9	1.5
					100.0	**100.0**	**100.0**	**100.0**

† *Based on total investments.*

[a] *Variable rate demand note—rate shown is the interest rate in effect at July 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, Dreyfus Municipal Cash Management Plus amounted to $438,086,239 or 24.8%, Dreyfus New York Municipal Cash Management amounted to $171,475,000 or 17.9%, Dreyfus Tax Exempt Cash Management amounted to $714,779,047 or 12.3% and Dreyfus California AMT-Free Municipal Cash Management amounted to $39,045,000 or 8.4% of net assets.*

[d] *Purchased on delayed delivery basis.*

[e] *Notes which are not F, MIG or SP rated are represented by bond ratings of the issuers.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2008 (Unaudited)

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury & Agency Cash Management	Dreyfus Treasury Prime Cash Management
Assets ($):						
Investments at value−Note 1(a,b)	33,663,708[a]	16,207,292[a]	16,821,371[a]	5,351,086	15,748,358[a]	15,313,133
Cash	38,305	32,973	−	−	−	−
Interest receivable	82,811	65,312	39,111	14,089	739	5,711
	33,784,824	**16,305,577**	**16,860,482**	**5,365,175**	**15,749,097**	**15,318,844**
Liabilities ($):						
Due to The Dreyfus Corporation and affiliates−Note 2(b)	6,738	3,902	3,660	1,333	3,543	4,048
Cash overdraft due to Custodian	−	−	15,288	3,027	12,028	7,814
Payable for investment securities purchased	700,028	−	−	−	−	−
Payable for shares of Beneficial Interest/Common Stock redeemed	89,455	48,293	200	−	2	550
	796,221	**52,195**	**19,148**	**4,360**	**15,573**	**12,412**
Net Assets ($)	**32,988,603**	**16,253,382**	**16,841,334**	**5,360,815**	**15,733,524**	**15,306,432**
Composition of Net Assets ($):						
Paid-in capital	32,988,529	16,258,618	16,842,190	5,360,811	15,734,561	15,306,582
Accumulated net realized gain (loss) on investments	74	(5,236)	(856)	4	(1,037)	(150)
Net Assets ($)	**32,988,603**	**16,253,382**	**16,841,334**	**5,360,815**	**15,733,524**	**15,306,432**
Net Asset Value Per Share						
Institutional Shares						
Net Assets ($)	26,624,212	10,491,509	11,814,293	3,325,770	10,106,360	8,072,587
Shares Outstanding	26,624,152	10,494,987	11,814,914	3,325,768	10,107,025	8,072,667
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Investor Shares						
Net Assets ($)	3,694,478	1,983,586	2,741,876	670,176	3,082,979	4,090,498
Shares Outstanding	3,694,470	1,984,194	2,742,023	670,176	3,083,185	4,090,537
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury & Agency Cash Management	Dreyfus Treasury Prime Cash Management
Net Asset Value Per Share (continued)						
Administrative Shares						
Net Assets ($)	1,912,632	2,076,902	1,369,686	498,771	1,614,686	708,351
Shares Outstanding	1,912,628	2,077,539	1,369,758	498,770	1,614,791	708,358
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Participant Shares						
Net Assets ($)	615,670	1,586,558	686,112	798,345	700,400	2,021,422
Shares Outstanding	615,668	1,587,037	686,148	798,345	700,445	2,021,442
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Service Shares						
Net Assets ($)	–	81,903	–	–	24,223	–
Shares Outstanding	–	81,928	–	–	24,225	–
Net Asset Value Per Share ($)	**–**	**1.00**	**–**	**–**	**1.00**	**–**
Select Shares						
Net Assets ($)	–	32,923	–	–	38,000	–
Shares Outstanding	–	32,933	–	–	38,002	–
Net Asset Value Per Share ($)	**–**	**1.00**	**–**	**–**	**1.00**	**–**
Agency Shares						
Net Assets ($)	141,611	1	229,367	67,753	133,811	413,574
Shares Outstanding	141,611	1	229,378	67,753	133,820	413,577
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Premier Shares						
Net Assets ($)	–	–	–	–	33,065	–
Shares Outstanding	–	–	–	–	33,068	–
Net Asset Value Per Share ($)	**–**	**–**	**–**	**–**	**1.00**	**–**
† Investments at cost ($)	33,663,708	16,207,292	16,821,371	5,351,086	15,748,358	15,313,133

a Amount includes repurchase agreements of $226,000,000, $235,000,000, $3,263,000,000 and $12,723,000,000 for Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, and Dreyfus Treasury & Agency Cash Management, respectively, See Note 1(b).

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES *(continued)*
(amounts in thousands, except Net Asset Value Per Share)

July 31, 2008 (Unaudited)

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management	Dreyfus California AMT-Free Municipal Cash Management
Assets ($):				
Investments at value—Note 1(a)	1,756,376	957,980	5,782,506	467,399
Cash	–	–	6,600	834
Receivable for investment securites sold	2,855	–	5,946	–
Interest receivable	6,160	3,073	21,072	1,285
	1,765,391	**961,053**	**5,816,124**	**469,518**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates—Note 2(b)	370	230	973	79
Cash overdraft due to Custodian	1,355	451	–	–
Payable for investment securities purchased	–	–	–	5,069
Payable for shares of Beneficial Interest redeemed	530	54	7,920	–
	2,255	**735**	**8,893**	**5,148**
Net Assets ($)	**1,763,136**	**960,318**	**5,807,231**	**464,370**
Composition of Net Assets ($):				
Paid-in capital	1,762,750	960,227	5,807,124	464,346
Accumulated net realized gain (loss) on investments	386	91	105	24
Accumulated gross unrealized appreciation on investments	–	–	2	–
Net Assets ($)	**1,763,136**	**960,318**	**5,807,231**	**464,370**
Net Asset Value Per Share				
Instititutional Shares				
Net Assets ($)	778,453	519,588	4,731,596	152,702
Shares Outstanding	778,155	519,542	4,731,509	152,688
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
Investor Shares				
Net Assets ($)	523,626	305,911	562,129	179,507
Shares Outstanding	523,422	305,883	562,119	179,500
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
Administrative Shares				
Net Assets ($)	420,151	88,270	468,257	5,068
Shares Outstanding	419,983	88,262	468,248	5,067
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
Participant Shares				
Net Assets ($)	40,905	46,548	40,555	127,092
Shares Outstanding	40,888	46,543	40,554	127,079
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
Agency Shares				
Net Assets ($)	1	1	4,694	1
Shares Outstanding	1	1	4,694	1
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
† Investments at cost ($)	1,756,376	957,980	5,782,504	467,399

See notes to financial statements.

STATEMENT OF OPERATIONS

(amounts in thousands)

Six Months Ended July 31, 2008 (Unaudited)

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury & Agency Cash Management	Dreyfus Treasury Prime Cash Management
Investment Income ($):						
Interest Income	**457,595**	**253,344**	**209,094**	**63,200**	**164,810**	**131,674**
Expenses:						
Management fee–Note 2(a)	28,677	15,483	15,139	4,788	16,033	13,895
Distribution fees–Note 2(b)	5,889	6,264	4,507	2,395	6,098	8,336
Total Expenses	**34,566**	**21,747**	**19,646**	**7,183**	**22,131**	**22,231**
Less–reduction in expenses due to undertaking–Note 2(a)	–	–	–	–	(1)	–
Net Expenses	**34,566**	**21,747**	**19,646**	**7,183**	**22,130**	**22,231**
Investment Income–Net	**423,029**	**231,597**	**189,448**	**56,017**	**142,680**	**109,443**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**114**	**1,530**	**1,981**	**2**	**64**	**385**
Net Increase in Net Assets Resulting from Operations	**423,143**	**233,127**	**191,429**	**56,019**	**142,744**	**109,828**

See notes to financial statements.

STATEMENT OF OPERATIONS
(amounts in thousands)

Six Months Ended July 31, 2008 (Unaudited)

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management	Dreyfus California AMT-Free Municipal Cash Management
Investment Income ($):				
Interest Income	**21,072**	**10,251**	**65,689**	**3,188**
Expenses:				
Management fee–Note 2(a)	1,746	923	5,574	306
Distribution fees–Note 2(b)	891	494	989	300
Total Expenses	**2,637**	**1,417**	**6,563**	**606**
Less–reduction in management fee due to undertaking–Note 2(a)	–	–	–	(77)
Net Expenses	**2,637**	**1,417**	**6,563**	**529**
Investment Income–Net	**18,435**	**8,834**	**59,126**	**2,659**
Net Realized Gain (Loss) on Investments–Note 1(b) ($):				
Net realized gain (loss) on investments	289	84	8	3
Net unrealized appreciation on investments	–	–	2	–
Net Realized and Unrealized Gain (Loss) on Investments	**289**	**84**	**10**	**3**
Net Increase in Net Assets Resulting from Operations	**18,724**	**8,918**	**59,136**	**2,662**

See notes to financial statements.

70

STATEMENT OF CHANGES IN NET ASSETS

(amounts in thousands)

	Dreyfus Cash Management		Dreyfus Cash Management Plus, Inc.	
	Six Months Ended July 31, 2008 (Unaudited)	Year Ended January 31, 2008	Six Months Ended July 31, 2008 (Unaudited)	Year Ended January 31, 2008
Operations ($):				
Investment income–net	423,029	786,972	231,597	625,372
Net realized gain (loss) on investments	114	1,516	1,530	1,795
Net Increase (Decrease) in Net Assets Resulting from Operations	**423,143**	**788,488**	**233,127**	**627,167**
Dividends to Shareholders from ($):				
Investment income–net:				
Institutional Shares	(351,164)	(655,939)	(156,140)	(400,368)
Investor Shares	(46,966)	(94,790)	(25,225)	(74,856)
Administrative Shares	(17,908)	(20,496)	(30,808)	(99,585)
Participant Shares	(6,293)	(15,640)	(18,356)	(48,028)
Service Shares	–	–	(932)	(1,833)
Select Shares	–	–	(136)	(702)
Agency Shares	(698)	(107)	–a	–a
Total Dividends	**(423,029)**	**(786,972)**	**(231,597)**	**(625,372)**
Beneficial Interest/Capital Stock Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	87,446,939	111,115,020	49,205,114	82,317,470
Investor Shares	11,413,619	18,082,329	2,323,500	6,000,989
Administrative Shares	3,816,866	3,871,218	4,222,406	10,373,899
Participant Shares	1,267,431	2,558,896	2,650,086	5,075,388
Service Shares	–	–	119,258	105,724
Select Shares	–	–	49,727	61,706
Agency Shares	487,775	20,214	14	1
Net assets received in connection with reorganization–Note 1	–	–	–	311,035
Dividends reinvested:				
Institutional Shares	99,541	189,414	53,804	159,342
Investor Shares	11,796	32,234	22,619	66,615
Administrative Shares	5,686	7,189	26,857	71,268
Participant Shares	2,110	7,547	17,785	46,590
Service Shares	–	–	58	6
Select Shares	–	–	18	–a
Agency Shares	1	–a	–a	–a
Cost of shares redeemed:				
Institutional Shares	(79,905,177)	(103,385,508)	(48,282,204)	(79,459,893)
Investor Shares	(10,925,081)	(16,510,295)	(2,164,262)	(5,924,134)
Administrative Shares	(2,548,228)	(3,554,699)	(4,450,257)	(9,626,171)
Participant Shares	(1,044,203)	(2,381,698)	(2,344,827)	(4,799,768)
Service Shares	–	–	(107,606)	(35,512)
Select Shares	–	–	(17,237)	(61,280)
Agency Shares	(365,158)	(1,221)	(14)	–
Increase (Decrease) in Net Assets from Beneficial Interest/Capital Stock Transactions	**9,763,917**	**10,050,640**	**1,324,839**	**4,683,275**
Total Increase (Decrease) In Net Assets	**9,764,031**	**10,052,156**	**1,326,369**	**4,685,070**
Net Assets ($):				
Beginning of Period	23,224,572	13,172,416	14,927,013	10,241,943
End of Period	**32,988,603**	**23,224,572**	**16,253,382**	**14,927,013**

a *Amount represents less than $1,000.*
See notes to financial statements.

(amounts in thousands)

	Dreyfus Government Cash Management		Dreyfus Government Prime Cash Management	
	Six Months Ended July 31, 2008 (Unaudited)	**Year Ended January 31, 2008**	**Six Months Ended July 31, 2008 (Unaudited)**	**Year Ended January 31, 2008**
Operations ($):				
Investment income–net	189,448	431,896	56,017	112,299
Net realized gain (loss) on investments	1,981	–	2	4
Net Increase (Decrease) in Net Assets Resulting from Operations	**191,429**	**431,896**	**56,019**	**112,303**
Dividends to Shareholders from ($):				
Investment income–net:				
Institutional Shares	(142,068)	(332,115)	(36,570)	(64,587)
Investor Shares	(26,255)	(63,698)	(6,447)	(14,691)
Administrative Shares	(14,930)	(21,780)	(5,326)	(12,714)
Participant Shares	(5,627)	(14,302)	(7,397)	(20,300)
Agency Shares	(568)	(1)	(277)	(7)
Total Dividends	**(189,448)**	**(431,896)**	**(56,017)**	**(112,299)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	44,628,758	62,428,965	7,539,415	8,582,467
Investor Shares	5,457,268	8,341,691	768,087	1,103,089
Administrative Shares	3,326,053	3,379,793	3,012,882	5,339,824
Participant Shares	1,502,235	2,997,005	1,253,270	1,910,645
Agency Shares	228,757	1,701	71,750	10,015
Net assets received in connection with reorganization–Note 1	–	166,517	–	–
Dividends reinvested:				
Institutional Shares	58,767	139,199	20,157	43,797
Investor Shares	15,871	43,335	3,959	13,720
Administrative Shares	10,430	19,282	4,541	11,097
Participant Shares	3,475	11,964	6,564	19,036
Agency Shares	–[a]	–[a]	–[a]	–[a]
Cost of shares redeemed:				
Institutional Shares	(42,177,892)	(56,382,539)	(6,560,567)	(7,304,406)
Investor Shares	(4,470,065)	(7,555,501)	(664,697)	(829,433)
Administrative Shares	(2,659,565)	(3,193,254)	(2,825,788)	(5,357,470)
Participant Shares	(1,265,198)	(2,759,744)	(1,172,633)	(1,560,034)
Agency Shares	(1,080)	–	(13,999)	(14)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**4,657,814**	**7,638,414**	**1,442,941**	**1,982,333**
Total Increase (Decrease) In Net Assets	**4,659,795**	**7,638,414**	**1,442,943**	**1,982,337**
Net Assets ($):				
Beginning of Period	12,181,539	4,543,125	3,917,872	1,935,535
End of Period	**16,841,334**	**12,181,539**	**5,360,815**	**3,917,872**

[a] *Amount represents less than $1,000.*
See notes to financial statements.

	Dreyfus Treasury & Agency Cash Management		Dreyfus Treasury Prime Cash Management	
	Six Months Ended July 31, 2008 (Unaudited)	Year Ended January 31, 2008	Six Months Ended July 31, 2008 (Unaudited)	Year Ended January 31, 2008
Operations ($):				
Investment income—net	142,680	469,024	109,443	150,264
Net realized gain (loss) on investments	64	(1,005)	385	91
Net Increase (Decrease) in Net Assets Resulting from Operations	**142,744**	**468,019**	**109,828**	**150,355**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(97,986)	(339,229)	(63,494)	(85,135)
Investor Shares	(25,612)	(97,146)	(29,285)	(39,397)
Administrative Shares	(14,693)	(21,018)	(5,295)	(8,630)
Participant Shares	(2,999)	(9,264)	(8,963)	(17,102)
Service Shares	(284)	(1,012)	–	–
Select Shares	(360)	(1,233)	–	–
Agency Shares	(523)	(1)	(2,406)	–[a]
Premier Shares	(223)	(121)	–	–
Total Dividends	**(142,680)**	**(469,024)**	**(109,443)**	**(150,264)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	29,102,319	62,953,350	24,510,273	16,130,440
Investor Shares	9,425,068	16,251,324	7,307,351	5,753,513
Administrative Shares	5,633,362	4,035,980	1,922,076	1,478,369
Participant Shares	1,492,201	1,072,919	4,357,951	5,176,489
Service Shares	516,809	126,546	–	–
Select Shares	64,967	194,954	–	–
Agency Shares	148,938	1,332	591,084	1
Premier Shares	185,514	129,840	–	–
Net assets received in connection with reorganization—Note 1	–	213,419	–	–
Dividends reinvested:				
Institutional Shares	45,222	170,449	38,929	50,139
Investor Shares	3,031	11,038	12,146	14,978
Administrative Shares	10,442	12,780	3,492	5,564
Participant Shares	697	1,692	7,068	13,240
Select Shares	166	799	–	–
Agency Shares	–[a]	–[a]	2,178	–[a]
Premier Shares	–[a]	–	–	–
Cost of shares redeemed:				
Institutional Shares	(31,932,093)	(53,661,585)	(21,850,650)	(11,850,519)
Investor Shares	(9,828,223)	(14,249,942)	(5,802,420)	(3,809,618)
Administrative Shares	(4,786,998)	(3,644,825)	(1,654,996)	(1,050,763)
Participant Shares	(1,080,765)	(1,043,027)	(3,318,089)	(4,336,650)
Service Shares	(548,745)	(70,385)	–	–
Select Shares	(121,313)	(101,571)	–	–
Agency Shares	(15,119)	(1,331)	(179,685)	–
Premier Shares	(181,726)	(100,560)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,866,246)**	**12,303,196**	**5,946,708**	**7,575,183**
Total Increase (Decrease) In Net Assets	**(1,866,182)**	**12,302,191**	**5,947,093**	**7,575,274**
Net Assets ($):				
Beginning of Period	17,599,706	5,297,515	9,359,339	1,784,065
End of Period	**15,733,524**	**17,599,706**	**15,306,432**	**9,359,339**

[a] *Amount represents less than $1,000.*
See notes to financial statements.

(amounts in thousands)

	Dreyfus Municipal Cash Management Plus		Dreyfus New York Municipal Cash Management	
	Six Months Ended July 31, 2008 (Unaudited)	Year Ended January 31, 2008	Six Months Ended July 31, 2008 (Unaudited)	Year Ended January 31, 2008
Operations ($):				
Investment income—net	18,435	55,794	8,834	24,330
Net realized gain (loss) on investments	289	481	84	7
Net Increase (Decrease) in Net Assets Resulting from Operations	**18,724**	**56,275**	**8,918**	**24,337**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(8,641)	(36,683)	(5,209)	(14,353)
Investor Shares	(4,462)	(8,261)	(2,565)	(6,391)
Administrative Shares	(4,962)	(9,740)	(668)	(2,575)
Participant Shares	(370)	(1,110)	(392)	(1,087)
Agency Shares	—[a]	—[a]	—[a]	—[a]
Total Dividends	**(18,435)**	**(55,794)**	**(8,834)**	**(24,406)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	4,476,481	13,658,617	740,863	1,580,476
Investor Shares	484,593	1,008,420	297,073	760,459
Administrative Shares	964,963	1,050,609	93,942	230,574
Participant Shares	58,436	130,260	73,929	131,908
Agency Shares	–	1	–	1
Dividends reinvested:				
Institutional Shares	2,740	20,966	1,099	4,307
Investor Shares	4,367	8,217	2,348	6,033
Administrative Shares	4,761	9,399	604	2,334
Participant Shares	366	1,110	392	1,086
Agency Shares	—[a]	—[a]	—[a]	—[a]
Cost of shares redeemed:				
Institutional Shares	(5,487,403)	(12,488,874)	(680,393)	(1,503,654)
Investor Shares	(437,537)	(750,883)	(356,188)	(524,117)
Administrative Shares	(843,818)	(1,057,162)	(80,581)	(194,990)
Participant Shares	(54,459)	(117,457)	(74,323)	(126,322)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(826,510)**	**1,473,223**	**18,765**	**368,095**
Total Increase (Decrease) In Net Assets	**(826,221)**	**1,473,704**	**18,849**	**368,026**
Net Assets ($):				
Beginning of Period	2,589,357	1,115,653	941,469	573,443
End of Period	**1,763,136**	**2,589,357**	**960,318**	**941,469**

[a] *Amount represents less than $1,000.*
See notes to financial statements.

	Dreyfus Tax Exempt Cash Management		Dreyfus California AMT-Free Municipal Cash Management	
	Six Months Ended July 31, 2008 (Unaudited)	Year Ended January 31, 2008	Six Months Ended July 31, 2008 (Unaudited)	Year Ended January 31, 2008[a]
Operations ($):				
Investment income–net	59,126	124,978	2,659	2,198
Net realized gain (loss) on investments	8	97	3	32
Net unrealized appreciation on investments	2	–	–	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**59,136**	**125,075**	**2,662**	**2,230**
Dividends to Shareholders from ($):				
Investment income–net:				
Institutional Shares	(48,461)	(108,527)	(1,371)	(1,188)
Investor Shares	(4,739)	(9,787)	(238)	(22)
Administrative Shares	(5,500)	(5,526)	(18)	(3)
Participant Shares	(423)	(1,146)	(1,032)	(985)
Agency Shares	(3)	–[b]	–[b]	–[b]
Total Dividends	**(59,126)**	**(124,986)**	**(2,659)**	**(2,198)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	12,598,092	17,744,372	288,114	289,817
Investor Shares	741,911	1,396,545	200,675	19,158
Administrative Shares	1,820,855	752,587	5,003	18,659
Participant Shares	180,696	237,360	113,392	238,619
Agency Shares	4,690	1	–[b]	1
Dividends reinvested:				
Institutional Shares	22,009	43,038	1,307	1,137
Investor Shares	3,621	5,807	238	22
Administrative Shares	5,184	5,492	17	1
Participant Shares	142	571	1,032	984
Agency Shares	3	–[b]	–[b]	–[b]
Cost of shares redeemed:				
Institutional Shares	(12,258,156)	(15,751,083)	(251,434)	(176,253)
Investor Shares	(739,579)	(1,134,393)	(27,301)	(13,292)
Administrative Shares	(1,616,866)	(711,478)	(10)	(18,603)
Participant Shares	(194,827)	(213,065)	(129,258)	(97,690)
Agency Shares	–[b]	–[b]	–[b]	–[b]
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**567,775**	**2,375,754**	**201,775**	**262,560**
Total Increase (Decrease) In Net Assets	**567,785**	**2,375,843**	**201,778**	**262,592**
Net Assets ($):				
Beginning of Period	5,239,446	2,863,603	262,592	–
End of Period	**5,807,231**	**5,239,446**	**464,370**	**262,592**

[a] *From August 1, 2007 (commencement of opertions) to January 31, 2008.*
[b] *Amount represent less than $1,000.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management								
Institutional Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.015	(.015)	1.00	3.05a	.20a	2.99a	26,624
Year Ended January 31,								
2008	1.00	.051	(.051)	1.00	5.18	.20	5.03	18,983
2007	1.00	.050	(.050)	1.00	5.07	.20	4.98	11,063
2006	1.00	.032	(.032)	1.00	3.28	.20	3.24	9,484
2005	1.00	.013	(.013)	1.00	1.31	.20	1.30	9,283
2004	1.00	.010	(.010)	1.00	.99	.20	.99	9,507
Investor Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.014	(.014)	1.00	2.79a	.45a	2.74a	3,694
Year Ended January 31,								
2008	1.00	.048	(.048)	1.00	4.92	.45	4.78	3,194
2007	1.00	.047	(.047)	1.00	4.80	.45	4.73	1,590
2006	1.00	.030	(.030)	1.00	3.03	.45	2.99	1,238
2005	1.00	.011	(.011)	1.00	1.06	.45	1.05	1,068
2004	1.00	.007	(.007)	1.00	.74	.45	.74	1,254
Administrative Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.015	(.015)	1.00	2.95a	.30a	2.89a	1,913
Year Ended January 31,								
2008	1.00	.050	(.050)	1.00	5.08	.30	4.93	638
2007	1.00	.049	(.049)	1.00	4.96	.30	4.88	315
2006	1.00	.031	(.031)	1.00	3.18	.30	3.14	251
2005	1.00	.012	(.012)	1.00	1.21	.30	1.20	266
2004	1.00	.009	(.009)	1.00	.89	.30	.89	255
Participant Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.013	(.013)	1.00	2.65a	.60a	2.59a	616
Year Ended January 31,								
2008	1.00	.047	(.047)	1.00	4.77	.60	4.63	390
2007	1.00	.046	(.046)	1.00	4.65	.60	4.58	206
2006	1.00	.028	(.028)	1.00	2.87	.60	2.84	210
2005	1.00	.009	(.009)	1.00	.91	.60	.90	244
2004	1.00	.006	(.006)	1.00	.59	.60	.59	132
Agency Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.015	(.015)	1.00	2.99a	.26a	2.93a	142
Year Ended January 31,								
2008b	1.00	.016	(.016)	1.00	4.84a	.26a	4.97a	19

a Annualized.

b From October 1, 2007 (commencement of initial offering) to January 31, 2008.

See notes to financial statements.

76

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)

Dreyfus Cash Management Plus, Inc.

Institutional Shares

Six Months Ended July 31, 2008 (Unaudited)	1.00	.015	(.015)	1.00	3.09[a]	.20[a]	3.07[a]	10,492
Year Ended January 31,								
2008	1.00	.051	(.051)	1.00	5.18	.20	5.04	9,513
2007	1.00	.049	(.049)	1.00	5.06	.20	4.95	6,495
2006	1.00	.032	(.032)	1.00	3.29	.20	3.23	5,908
2005	1.00	.013	(.013)	1.00	1.32	.20	1.23	8,466
2004	1.00	.011	(.011)	1.00	1.06	.20	1.07	14,249

Investor Shares

Six Months Ended July 31, 2008 (Unaudited)	1.00	.014	(.014)	1.00	2.85[a]	.45[a]	2.82[a]	1,984
Year Ended January 31,								
2008	1.00	.048	(.048)	1.00	4.92	.45	4.79	1,802
2007	1.00	.047	(.047)	1.00	4.80	.45	4.70	1,658
2006	1.00	.030	(.030)	1.00	3.03	.45	2.98	1,275
2005	1.00	.011	(.011)	1.00	1.07	.45	.98	1,058
2004	1.00	.008	(.008)	1.00	.81	.45	.82	1,203

Administrative Shares

Six Months Ended July 31, 2008 (Unaudited)	1.00	.015	(.015)	1.00	2.99[a]	.30[a]	2.97[a]	2,077
Year Ended January 31,								
2008	1.00	.050	(.050)	1.00	5.08	.30	4.94	2,278
2007	1.00	.048	(.048)	1.00	4.95	.30	4.85	1,148
2006	1.00	.031	(.031)	1.00	3.19	.30	3.13	793
2005	1.00	.012	(.012)	1.00	1.22	.30	1.13	500
2004	1.00	.010	(.010)	1.00	.96	.30	.97	1,579

Participant Shares

Six Months Ended July 31, 2008 (Unaudited)	1.00	.013	(.013)	1.00	2.71[a]	.60[a]	2.67[a]	1,587
Year Ended January 31,								
2008	1.00	.047	(.047)	1.00	4.76	.60	4.64	1,264
2007	1.00	.045	(.045)	1.00	4.64	.60	4.55	941
2006	1.00	.028	(.028)	1.00	2.88	.60	2.83	700
2005	1.00	.009	(.009)	1.00	.92	.60	.83	463
2004	1.00	.007	(.007)	1.00	.65	.60	.67	957

Service Shares

Six Months Ended July 31, 2008 (Unaudited)	1.00	.013	(.013)	1.00	2.59[a]	.70[a]	2.57[a]	82
Year Ended January 31,								
2008[b]	1.00	.027	(.027)	1.00	3.82[a]	.70[a]	4.54[a]	70

Select Shares

Six Months Ended July 31, 2008 (Unaudited)	1.00	.011	(.011)	1.00	2.31[a]	1.00[a]	2.27[a]	33
Year Ended January 31,								
2008[b]	1.00	.025	(.025)	1.00	3.57[a]	1.00[a]	4.24[a]	—[c]

Agency Shares

Six Months Ended July 31, 2008 (Unaudited)	1.00	.015	(.015)	1.00	3.03[a]	.26[a]	3.01[a]	—[c]
Year Ended January 31,								
2008[d]	1.00	.016	(.016)	1.00	4.81[a]	.26[a]	4.98[a]	—[c]

[a] Annualized.

[b] From June 29, 2007 (commencement of initial offering) to January 31, 2008.

[c] Amount represents less than $1 million.

[d] From October 1, 2007 (commencement of initial offering) to January 31, 2008.

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Goverment Cash Management								
Institutional Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.013	(.013)	1.00	2.63a	.20a	2.57a	11,814
Year Ended January 31,								
2008	1.00	.048	(.048)	1.00	4.93	.20	4.73	9,303
2007	1.00	.049	(.049)	1.00	4.99	.20	4.89	3,118
2006	1.00	.032	(.032)	1.00	3.23	.20	3.15	2,842
2005	1.00	.013	(.013)	1.00	1.26	.20	1.20	3,571
2004	1.00	.010	(.010)	1.00	1.03	.20	1.03	5,409
Investor Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.012	(.012)	1.00	2.39a	.45a	2.32a	2,742
Year Ended January 31,								
2008	1.00	.046	(.046)	1.00	4.67	.45	4.48	1,738
2007	1.00	.046	(.046)	1.00	4.72	.45	4.64	909
2006	1.00	.029	(.029)	1.00	2.97	.45	2.90	1,050
2005	1.00	.010	(.010)	1.00	1.01	.45	.95	1,287
2004	1.00	.008	(.008)	1.00	.78	.45	.78	1,307
Administrative Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.013	(.013)	1.00	2.53a	.30a	2.47a	1,370
Year Ended January 31,								
2008	1.00	.047	(.047)	1.00	4.83	.30	4.63	693
2007	1.00	.048	(.048)	1.00	4.88	.30	4.79	320
2006	1.00	.031	(.031)	1.00	3.12	.30	3.05	240
2005	1.00	.012	(.012)	1.00	1.16	.30	1.10	313
2004	1.00	.009	(.009)	1.00	.93	.30	.93	900
Participant Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.011	(.011)	1.00	2.23a	.60a	2.17a	686
Year Ended January 31,								
2008	1.00	.044	(.044)	1.00	4.51	.60	4.33	445
2007	1.00	.045	(.045)	1.00	4.57	.60	4.49	196
2006	1.00	.028	(.028)	1.00	2.81	.60	2.75	244
2005	1.00	.009	(.009)	1.00	.86	.60	.80	289
2004	1.00	.006	(.006)	1.00	.62	.60	.63	607
Agency Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.013	(.013)	1.00	2.57a	.26a	2.51a	229
Year Ended January 31,								
2008b	1.00	.014	(.014)	1.00	4.30a	.26a	4.67a	2

a Annualized.

b From October 1, 2007 (commencement of initial offering) to January 31, 2008.

See notes to financial statements.

	Per Share Data ($)				Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Government Prime Cash Management								
Institutional Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.012	(.012)	1.00	2.49[a]	.20[a]	2.43[a]	3,326
Year Ended January 31,								
2008	1.00	.048	(.048)	1.00	4.91	.20	4.67	2,327
2007	1.00	.048	(.048)	1.00	4.95	.20	4.86	1,005
2006	1.00	.031	(.031)	1.00	3.18	.20	3.21	773
2005	1.00	.012	(.012)	1.00	1.21	.20	1.19	537
2004	1.00	.009	(.009)	1.00	.94	.20	.91	415
Investor Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.011	(.011)	1.00	2.23[a]	.45	2.18[a]	670
Year Ended January 31,								
2008	1.00	.046	(.046)	1.00	4.65	.45	4.42	563
2007	1.00	.046	(.046)	1.00	4.69	.45	4.61	275
2006	1.00	.029	(.029)	1.00	2.92	.45	2.96	242
2005	1.00	.010	(.010)	1.00	.96	.45	.94	209
2004	1.00	.007	(.007)	1.00	.69	.45	.66	243
Administrative Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.012	(.012)	1.00	2.39[a]	.30	2.33[a]	499
Year Ended January 31,								
2008	1.00	.047	(.047)	1.00	4.80	.30	4.57	307
2007	1.00	.047	(.047)	1.00	4.85	.30	4.76	314
2006	1.00	.030	(.030)	1.00	3.08	.30	3.11	210
2005	1.00	.011	(.011)	1.00	1.11	.30	1.09	200
2004	1.00	.008	(.008)	1.00	.84	.30	.81	130
Participant Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.010	(.010)	1.00	2.09[a]	.60	2.03[a]	798
Year Ended January 31,								
2008	1.00	.044	(.044)	1.00	4.49	.60	4.27	711
2007	1.00	.044	(.044)	1.00	4.53	.60	4.46	341
2006	1.00	.027	(.027)	1.00	2.77	.60	2.81	208
2005	1.00	.008	(.008)	1.00	.81	.60	.79	230
2004	1.00	.005	(.005)	1.00	.54	.60	.51	229
Agency Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.012	(.012)	1.00	2.43[a]	.26[a]	2.37[a]	68
Year Ended January 31,								
2008[b]	1.00	.015	(.015)	1.00	4.33[a]	.26[a]	4.61[a]	10

[a] Annualized.

[b] From October 1, 2007 (commencement of initial offering) to January 31, 2008.

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury & Agency Cash Management								
Institutional Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.85[a]	.20[a]	1.86[a]	10,106
Year Ended January 31,								
2008	1.00	.046	(.046)	1.00	4.71	.20	4.30	12,891
2007	1.00	.048	(.048)	1.00	4.89	.20	4.80	3,429
2006	1.00	.031	(.031)	1.00	3.10	.20	3.08	3,017
2005	1.00	.012	(.012)	1.00	1.19	.20	1.16	2,351
2004	1.00	.009	(.009)	1.00	.93	.20	.93	3,312
Investor Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.008	(.008)	1.00	1.60[a]	.45[a]	1.61[a]	3,083
Year Ended January 31,								
2008	1.00	.044	(.044)	1.00	4.45	.45	4.05	3,483
2007	1.00	.045	(.045)	1.00	4.63	.45	4.55	1,471
2006	1.00	.028	(.028)	1.00	2.84	.45	2.83	1,320
2005	1.00	.009	(.009)	1.00	.94	.45	.91	1,164
2004	1.00	.007	(.007)	1.00	.68	.45	.68	1,288
Administrative Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.74[a]	.30[a]	1.76[a]	1,615
Year Ended January 31,								
2008	1.00	.045	(.045)	1.00	4.61	.30	4.20	758
2007	1.00	.047	(.047)	1.00	4.79	.30	4.70	141
2006	1.00	.030	(.030)	1.00	3.00	.30	2.98	87
2005	1.00	.011	(.011)	1.00	1.09	.30	1.06	49
2004	1.00	.008	(.008)	1.00	.83	.30	.83	20
Participant Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.007	(.007)	1.00	1.44[a]	.60[a]	1.46[a]	700
Year Ended January 31,								
2008	1.00	.042	(.042)	1.00	4.30	.60	3.90	288
2007	1.00	.044	(.044)	1.00	4.47	.60	4.40	257
2006	1.00	.027	(.027)	1.00	2.69	.60	2.68	219
2005	1.00	.008	(.008)	1.00	.79	.60	.76	210
2004	1.00	.005	(.005)	1.00	.52	.60	.53	123
Service Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.007	(.007)	1.00	1.34[a]	.70[a]	1.36[a]	24
Year Ended January 31,								
2008[b]	1.00	.023	(.023)	1.00	3.15[a]	.70[a]	3.80[a]	56
Select Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.005	(.005)	1.00	1.04[a]	1.00[a]	1.06[a]	38
Year Ended January 31,								
2008[b]	1.00	.021	(.021)	1.00	2.89[a]	1.00[a]	3.50[a]	94
Agency Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.78[a]	.26[a]	1.80[a]	134
Year Ended January 31,								
2008[c]	1.00	.013	(.013)	1.00	3.92[a]	.26[a]	4.24[a]	—d
Premier Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.008	(.008)	1.00	1.57[a]	.51[a]	1.55[a]	33
Year Ended January 31,								
2008[c]	1.00	.012	(.012)	1.00	3.68[a]	.51[a]	3.99[a]	29

[a] *Annualized.*
[b] *From June 29, 2007 (commencement of initial offering) to July 31, 2008.*
[c] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*
[d] *Amount represents less than $1 million.*
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Prime Cash Management								
Institutional Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.74[a]	.20[a]	1.71[a]	8,073
Year Ended January 31,								
2008	1.00	.042	(.042)	1.00	4.28	.20	3.81	5,373
2007	1.00	.046	(.046)	1.00	4.68	.20	4.57	1,043
2006	1.00	.029	(.029)	1.00	2.96	.20	2.93	1,487
2005	1.00	.012	(.012)	1.00	1.17	.20	1.14	1,333
2004	1.00	.009	(.009)	1.00	.92	.20	.93	1,785
Investor Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.007	(.007)	1.00	1.50[a]	.45[a]	1.46[a]	4,090
Year Ended January 31,								
2008	1.00	.039	(.039)	1.00	4.02	.45	3.56	2,573
2007	1.00	.043	(.043)	1.00	4.43	.45	4.32	615
2006	1.00	.027	(.027)	1.00	2.70	.45	2.68	651
2005	1.00	.009	(.009)	1.00	.92	.45	.89	613
2004	1.00	.007	(.007)	1.00	.67	.45	.68	794
Administrative Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.008	(.008)	1.00	1.64[a]	.30[a]	1.61[a]	708
Year Ended January 31,								
2008	1.00	.041	(.041)	1.00	4.18	.30	3.71	438
2007	1.00	.045	(.045)	1.00	4.59	.30	4.47	5
2006	1.00	.028	(.028)	1.00	2.86	.30	2.83	26
2005	1.00	.011	(.011)	1.00	1.07	.30	1.04	39
2004	1.00	.008	(.008)	1.00	.82	.30	.83	97
Participant Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.007	(.007)	1.00	1.34[a]	.60[a]	1.31[a]	2,021
Year Ended January 31,								
2008	1.00	.038	(.038)	1.00	3.87	.60	3.41	975
2007	1.00	.042	(.042)	1.00	4.27	.60	4.17	121
2006	1.00	.025	(.025)	1.00	2.55	.60	2.53	352
2005	1.00	.008	(.008)	1.00	.76	.60	.74	94
2004	1.00	.005	(.005)	1.00	.52	.60	.53	179
Agency Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.008	(.008)	1.00	1.68[a]	.26[a]	1.65[a]	414
Year Ended January 31,								
2008[b]	1.00	.011	(.011)	1.00	3.38[a]	.26[a]	3.75[a]	—[c]

[a] *Annualized.*
[b] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*
[c] *Amount represents less than $1 million.*
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Municipal Cash Management Plus								
Institutional Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.011	(.011)	1.00	2.25a	.20a	2.26a	778
Year Ended January 31,								
2008	1.00	.034	(.034)	1.00	3.50	.20	3.42	1,787
2007	1.00	.033	(.033)	1.00	3.37	.20	3.33	596
2006	1.00	.024	(.024)	1.00	2.39	.20	2.34	638
2005	1.00	.011	(.011)	1.00	1.13	.20	1.07	500
2004	1.00	.009	(.009)	1.00	.93	.20	.92	722
Investor Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.010	(.010)	1.00	2.01a	.45a	2.01a	524
Year Ended January 31,								
2008	1.00	.032	(.032)	1.00	3.25	.45	3.17	472
2007	1.00	.031	(.031)	1.00	3.11	.45	3.08	206
2006	1.00	.021	(.021)	1.00	2.13	.45	2.09	180
2005	1.00	.009	(.009)	1.00	.88	.45	.82	105
2004	1.00	.007	(.007)	1.00	.68	.45	.67	88
Administrative Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.011	(.011)	1.00	2.15a	.30a	2.16a	420
Year Ended January 31,								
2008	1.00	.033	(.033)	1.00	3.40	.30	3.32	294
2007	1.00	.032	(.032)	1.00	3.27	.30	3.23	291
2006	1.00	.023	(.023)	1.00	2.29	.30	2.24	137
2005	1.00	.010	(.010)	1.00	1.03	.30	.97	129
2004	1.00	.008	(.008)	1.00	.83	.30	.82	108
Participant Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.85a	.60a	1.86a	41
Year Ended January 31,								
2008	1.00	.030	(.030)	1.00	3.09	.60	3.02	37
2007	1.00	.029	(.029)	1.00	2.96	.60	2.93	23
2006	1.00	.020	(.020)	1.00	1.98	.60	1.94	25
2005	1.00	.007	(.007)	1.00	.73	.60	.67	20
2004	1.00	.005	(.005)	1.00	.52	.60	.52	19
Agency Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.011	(.011)	1.00	2.19a	.26a	2.20a	−b
Year Ended January 31,								
2008c	1.00	.011	(.011)	1.00	3.20	.26	3.36	−b

a   *Annualized.*

b   *Amount represents less than $1 million.*

c   *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

See notes to financial statements.

	Per Share Data ($)				Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus New York Municipal Cash Management								
Institutional Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.010	(.010)	1.00	2.05[a]	.20[a]	2.03[a]	520
Year Ended January 31,								
2008	1.00	.034	(.034)	1.00	3.47	.20	3.41	458
2007	1.00	.033	(.033)	1.00	3.36	.20	3.31	377
2006	1.00	.023	(.023)	1.00	2.36	.20	2.33	343
2005	1.00	.011	(.011)	1.00	1.10	.20	1.12	336
2004	1.00	.009	(.009)	1.00	.88	.20	.89	308
Investor Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.78[a]	.45[a]	1.78[a]	306
Year Ended January 31,								
2008	1.00	.032	(.032)	1.00	3.21	.45	3.16	363
2007	1.00	.031	(.031)	1.00	3.10	.45	3.06	120
2006	1.00	.021	(.021)	1.00	2.11	.45	2.08	125
2005	1.00	.008	(.008)	1.00	.85	.45	.87	71
2004	1.00	.006	(.006)	1.00	.63	.45	.64	28
Administrative Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.010	(.010)	1.00	1.95[a]	.30[a]	1.93[a]	88
Year Ended January 31,								
2008	1.00	.033	(.033)	1.00	3.37	.30	3.31	74
2007	1.00	.032	(.032)	1.00	3.25	.30	3.21	36
2006	1.00	.022	(.022)	1.00	2.26	.30	2.23	8
2005	1.00	.010	(.010)	1.00	1.00	.30	1.02	1
2004	1.00	.008	(.008)	1.00	.79	.30	.79	−[b]
Participant Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.008	(.008)	1.00	1.64[a]	.60[a]	1.63[a]	47
Year Ended January 31,								
2008	1.00	.030	(.030)	1.00	3.06	.60	3.01	47
2007	1.00	.029	(.029)	1.00	2.94	.60	2.91	40
2006	1.00	.019	(.019)	1.00	1.95	.60	1.93	3
2005	1.00	.007	(.007)	1.00	.70	.60	.72	6
2004	1.00	.005	(.005)	1.00	.48	.60	.49	2
Agency Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.010	(.010)	1.00	1.99[a]	.26[a]	1.97[a]	−[b]
Year Ended January 31,								
2008[c]	1.00	.011	(.011)	1.00	3.18[a]	.26[a]	3.35[a]	−[b]

[a] Annualized.

[b] Amount represents less than $1 million.

[c] From October 1, 2007 (commencement of initial offering) to January 31, 2008.

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Tax Exempt Cash Management								
Institutional Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.011	(.011)	1.00	2.19[a]	.20[a]	2.16[a]	4,732
Year Ended January 31,								
2008	1.00	.034	(.034)	1.00	3.47	.20	3.39	4,370
2007	1.00	.033	(.033)	1.00	3.34	.20	3.29	2,333
2006	1.00	.023	(.023)	1.00	2.36	.20	2.35	2,645
2005	1.00	.011	(.011)	1.00	1.12	.20	1.14	2,510
2004	1.00	.009	(.009)	1.00	.90	.20	.89	1,934
Investor Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.010	(.010)	1.00	1.93[a]	.45[a]	1.91[a]	562
Year Ended January 31,								
2008	1.00	.032	(.032)	1.00	3.21	.45	3.14	556
2007	1.00	.030	(.030)	1.00	3.08	.45	3.04	288
2006	1.00	.021	(.021)	1.00	2.11	.45	2.10	255
2005	1.00	.009	(.009)	1.00	.87	.45	.89	240
2004	1.00	.006	(.006)	1.00	.65	.45	.64	122
Administrative Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.010	(.010)	1.00	2.09[a]	.30[a]	2.06[a]	468
Year Ended January 31,								
2008	1.00	.033	(.033)	1.00	3.36	.30	3.29	259
2007	1.00	.032	(.032)	1.00	3.24	.30	3.19	213
2006	1.00	.022	(.022)	1.00	2.26	.30	2.25	105
2005	1.00	.010	(.010)	1.00	1.02	.30	1.04	275
2004	1.00	.008	(.008)	1.00	.80	.30	.79	312
Participant Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.78[a]	.60[a]	1.76[a]	41
Year Ended January 31,								
2008	1.00	.030	(.030)	1.00	3.06	.60	2.99	55
2007	1.00	.029	(.029)	1.00	2.93	.60	2.89	30
2006	1.00	.019	(.019)	1.00	1.96	.60	1.95	42
2005	1.00	.007	(.007)	1.00	.72	.60	.74	19
2004	1.00	.005	(.005)	1.00	.50	.60	.49	46
Agency Shares								
Six Months Ended July 31, 2008 (Unaudited)	1.00	.011	(.011)	1.00	2.13[a]	.26[a]	2.10[a]	5
Year Ended January 31,								
2008[b]	1.00	.011	(.011)	1.00	3.18[a]	.26[a]	3.33[a]	—[c]

[a] *Annualized.*

[b] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

[c] *Amount represents less than $1 million.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus California AMT-Free Municipal Cash Management									
Institutional Shares									
Six Months Ended July 31, 2008 (Unaudited)	1.00	.010	(.010)	1.00	1.97b	.20b	.15b	1.92b	153
Year Ended January 31, 2008a	1.00	.017	(.017)	1.00	3.29b	.20b	.15b	3.15b	115
Investor Shares									
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.72b	.45b	.40b	1.67b	180
Year Ended January 31, 2008a	1.00	.015	(.015)	1.00	3.05b	.45b	.40b	2.90b	6
Administrative Shares									
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.87b	.30b	.25b	1.82b	5
Year Ended January 31, 2008a	1.00	.016	(.016)	1.00	3.19b	.30b	.25b	3.05b	−c
Participant Shares									
Six Months Ended July 31, 2008 (Unaudited)	1.00	.008	(.008)	1.00	1.56b	.60b	.55b	1.52b	127
Year Ended January 31, 2008a	1.00	.014	(.014)	1.00	2.90b	.60b	.55b	2.75b	142
Agency Shares									
Six Months Ended July 31, 2008 (Unaudited)	1.00	.009	(.009)	1.00	1.91b	.26b	.21b	1.86b	−c
Year Ended January 31, 2008d	1.00	.010	(.010)	1.00	3.09b	.26b	.21b	3.09b	−c

a From August 1, 2007 (commencement of operations) to January 31, 2008.

b Annualized.

c Amount represents less than $1 million.

d From October 1, 2007 (commencement of initial offerings) to January 31, 2008.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury & Agency Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management is diversified. Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management are non-diversified. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") and Dreyfus California AMT-Free Municipal Cash Management and Dreyfus Tax Exempt Cash Management are separate series of Dreyfus Tax Exempt Cash Management Funds (the "Trust"). Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which are exempt from federal income tax; in the case of Dreyfus New York Municipal Cash Management only, which is exempt from federal, New York state and New York city personal income taxes, and in the case of Dreyfus California AMT-Free Municipal Cash Management only, which is exempt from federal and California state personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as each fund's investment adviser.

On March 12, 2008, Dreyfus Treasury Cash Management was renamed Dreyfus Treasury & Agency Cash Management.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Cash Management Plus' Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Institutional Prime Money Market Fund, were transferred to Dreyfus Cash Management Plus. Shareholders of Dreyfus Institutional Prime Money Market Fund voted affirmatively to approve the reorganization, and subsequently received Administrative shares of Dreyfus Cash Management Plus, in an amount equal to the aggregate net asset value of the investment in Dreyfus Institutional Prime Money Market Fund at the time of the exchange. The net asset value of Dreyfus Cash Management Plus' Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of 311,035,283 Administrative shares representing net assets of $311,035,283, were issued to Dreyfus Institutional Prime Money Market Fund shareholders in the exchange. The exchange was a tax-free event.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Government Cash Management's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Institutional Government Money Market Fund, were transferred to Dreyfus Government Cash Management. Shareholders of Dreyfus Institutional Government Money Market Fund and subsequently voted affirmatively to approve the reorganization and subsequently received Administrative shares of Dreyfus Government Cash Management in an amount equal to the aggregate net asset value of the investment in Dreyfus Institutional Government Money Market Fund at the time of the exchange. The net asset value of

Dreyfus Government Cash Management's Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of $166,517,023 Administrative shares representing net assets of $166,517,023, were issued to Dreyfus Institutional Government Money Market Fund shareholders in the exchange. The exchange was a tax-free event.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Treasury & Agency Cash Management's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Institutional U.S. Treasury Money Market Fund, were transferred to Dreyfus Treasury & Agency Cash Management. Shareholders of Dreyfus Institutional U.S. Treasury Money Market Fund voted affirmatively to approve the reorganization, received Administrative shares of Dreyfus Treasury & Agency Cash Management, in an amount equal to the aggregate net asset value of the investment in Dreyfus Institutional U.S. Treasury Money Market Fund at the time of the exchange. The net asset value of Dreyfus Treasury & Agency Cash Management's Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of $213,419,338 Administrative shares representing net assets of $213,419,338, were issued to Dreyfus Institutional U.S. Treasury Money Market Fund shareholders in the exchange. The exchange was a tax-free event.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold to the public without a sales charge. Each fund offers Institutional Shares, Investor Shares, Administrative Shares, Participant Shares and Agency Shares. In addition, Dreyfus Cash Management Plus and Dreyfus Treasury & Agency Cash Management also offer Service Shares and Select Shares, and Dreyfus Treasury & Agency Cash Management also offers Premier Shares. Each share class, except Institutional Shares, are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered (by service agents receiving 12b-1 fees) to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of July 31, 2008, MBC Investment Corp., an indirect subsidiary of BNY Mellon held the following shares:

Dreyfus Cash Management Plus, Inc., Agency shares	1,031
Dreyfus Municipal Cash Management Plus, Agency shares	1,022
Dreyfus New York Municipal Cash Management, Agency shares	1,021
Dreyfus Tax Exempt Cash Management, Agency shares	1,021
Dreyfus California AMT-Free Municipal Cash Management, Agency shares	1,020

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board members to represent the fair value of each fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the funds' investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1 — quoted prices in active markets for identical securities.

Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — significant unobservable inputs (including funds' own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

Table 1 is a summary of the inputs used as of July 31, 2008 in valuing the fund's investments carried at fair value:

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management

Table 1.

	Investments in Securities			
	Level 1-Quoted Prices	Level 2-Other Significant Observable Inputs	Level 3-Significant Unobservable Inputs	Total
Dreyfus Cash Management	0	33,663,707,815	0	33,663,707,815
Dreyfus Cash Management Plus, Inc.	0	16,207,292,035	0	16,207,292,035
Dreyfus Government Cash Management	0	16,821,371,238	0	16,821,371,238
Dreyfus Government Prime Cash Management	0	5,351,086,155	0	5,351,086,155
Dreyfus Treasury & Agency Cash Management	0	15,748,358,450	0	15,748,358,450
Dreyfus Treasury Prime Cash Management	0	15,313,132,567	0	15,313,132,567
Dreyfus Municipal Cash Management Plus	0	1,756,375,908	0	1,756,375,908
Dreyfus New York Municipal Cash Management	0	957,979,617	0	957,979,617
Dreyfus Tax Exempt Cash Management	0	5,782,506,473	0	5,782,506,473
Dreyfus California AMT Tax-Free Municipal Cash Management	0	467,398,619	0	467,398,619

follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury & Agency Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: With regards to the Company and the Trust, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

(d) Dividends to shareholders: It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gains.

(e) Federal income taxes: It is the policy of each fund to continue to qualify for treatment as a regulated investment company if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year the funds adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the funds' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended July 31, 2008.

As of and during the period ended July 31, 2008, the funds did not have any liabilities for any unrecognized tax benefits. The funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the funds did not incur any interest or penalties.

Each of the tax years in the three-year period ended January 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

Table 2 summarizes each relevant fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to January 31, 2008.

The tax character of each fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management) during the fiscal year ended January 31, 2008, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

The tax character of distributions paid to shareholders of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management during the fiscal year ended January 31, 2008, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year

At July 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares, Participant Shares, Service Shares, Select Shares, Agency Shares and Premier Shares Rule 12b-1 Service Plan expenses.

As to Dreyfus Treasury & Agency Cash Management, the Manager had undertaken to limit fund expenses to maintain the minimum yield floor limit of .05%. The reduction in expenses pursuant to the undertaking, amounted to $820 during the period ended July 31, 2008.

As to Dreyfus California AMT-Free Municipal Cash Management, the Manager waived receipt of a portion of the management fee, in the amount of .05% of the value of their average daily net assets from February 1, 2008 through July 31, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $76,758 during the period ended July 31, 2008. This agreement was, and continues to be, terminable at any time.

(b) Under each fund's Service Plan (the "Service Plan") adopted pursuant to Rule 12b-1 under the Act, with respect to each fund's Agency shares, Administrative Shares, Investor Shares and Participant Shares, Dreyfus Cash Management Plus, Service Shares and Select Shares, and Dreyfus Treasury & Agency Cash Management's, Premier Shares, Service Shares and Select Shares, each fund pays the Distributor for distributing such classes of shares, for advertising and marketing and for providing certain services relating to shareholders of the respective class of shares. These services include answering shareholder inquiries regarding the fund and providing reports and other information and services related to the maintenance of shareholder accounts ("Servicing"). Under the Service Plan, as to each relevant class, the Distributor may make payments to Service Agents in respect to these services. Generally, the Service Agent will provide holders of Agency, Administrative, Investor, Participant, Premier, Service or Select Shares a consolidated statement. The Service Agent generally also will provide the holders of Investor, Participant, Premier, Service and/or Select Shares, automated teller check writing privileges and, in the case of Participant, Premier, Service or Select Shares, automated teller machine access, and bill paying services. The amount paid under the Service Plan for Servicing is intended to be a "service fee" as defined under

Table 2.

	Expiring in fiscal:			($ x 1,000)		
	2012[†]	2013[†]	2014[†]	2015[†]	2016[†]	Total
Dreyfus Cash Management	–	–	40	–	–	40
Dreyfus Cash Management Plus, Inc.	–	–	6,766	–	–	6,766
Dreyfus Government Cash Management	172	–	2,628	37	–	2,837
Dreyfus Treasury & Agency Cash Management	–	13	39	44	1,005	1,101
Dreyfus Treasury Prime Cash Management	40	107	65	323	–	535

[†] *If not applied, the carryovers expire in the above years.*

the Conduct Rules of the Financial Industry Regulatory Authority ("FINRA"), and at no time will such amount exceed the maximum amount permitted to be paid under the FINRA Conduct Rules as a service fee. The fees payable under the Service Plan are payable without regard to actual expenses incurred. **Table 3** summarizes the amount each fund was charged pursuant to the Plan during the period ended July 31, 2008.

Table 4 summarizes the components of "Due to The Dreyfus Corporation and affiliates" in the Statements of Assets and Liabilities for each fund.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees are allocated to each fund based on net assets, and each fund pays its

Board members an attendance fee of $500 per meeting. Currently, Board members fees are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus) is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest. Dreyfus Cash Management Plus, Inc. is authorized to issue 110 billion shares of $.001 par value Common Stock.

NOTE 4—Plan of Reorganization:

On April 17, 2008, the Board of Trustees approved an Agreement and Plan of Reorganization between the Dreyfus Cash Management Fund (the "fund") and Dreyfus

Table 3.

	Investor Shares ($)	Administrative Shares ($)	Participant Shares ($)	Service Shares ($)	Select Shares ($)	Agency Shares ($)	Premier Shares ($)
Dreyfus Cash Management	4,251,315	638,887	983,661	–	–	15,188	–
Dreyfus Cash Management Plus, Inc.	2,231,546	1,023,449	2,771,318	182,313	55,126	1	–
Dreyfus Government Cash Management	2,851,632	611,773	1,027,237	–	–	15,923	–
Dreyfus Government Prime Cash Management	731,787	225,657	1,430,569	–	–	7,450	–
Dreyfus Treasury & Agency Cash Management	3,969,088	855,055	845,938	100,746	262,115	19,243	46,258
Dreyfus Treasury Prime Cash Management	5,103,666	334,248	2,805,929	–	–	91,919	–
Dreyfus Municipal Cash Management Plus	568,356	242,956	79,469	–	–	–	–
Dreyfus New York Municipal Cash Management	360,501	35,126	98,499	–	–	–	–
Dreyfus Tax Exempt Cash Management	627,017	269,343	92,534	–	–	108	–
Dreyfus California AMT Free Municipal Cash Management	37,812	1,174	261,416	–	–	–	–

Table 4.

	Management Fees ($)	Distribution Fees ($)
Dreyfus Cash Management	5,569,391	1,168,244
Dreyfus Cash Management Plus, Inc.	2,715,113	1,187,048
Dreyfus Government Cash Management	2,766,600	893,391
Dreyfus Government Prime Cash Management	875,398	457,761
Dreyfus Treasury & Agency Cash Management	2,495,437	1,047,416
Dreyfus Treasury Prime Cash Management	2,512,388	1,535,463
Dreyfus Municipal Cash Management Plus	194,114	175,914
Dreyfus New York Municipal Cash Management	139,971	90,316
Dreyfus Tax Exempt Cash Management	800,625	172,509
Dreyfus California AMT Tax-Free Municipal Cash Management	19,551	59,192

Institutional Prime Money Market Fund (the "Acquired Fund"), providing for the Acquired Fund to merge into the fund (into its Institutional shares class) as part of a tax-free reorganization of the Acquired Fund. The merger was approved by the Acquired Fund's shareholders on July 23, 2008. On August 6, 2008, the merger was consummated and the Acquired Fund exchanged all of its assets at net asset value, subject to liabilities, for an equivalent value of Institutional shares of the fund. Such shares were distributed pro rata to shareholders of the Acquired Fund so that each shareholder received a number of Institutional shares of the fund equal to the aggregate net asset value of the shareholder's Acquired Fund's shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF EACH FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

ALL CASH MANAGEMENT FUNDS

At a Joint Meeting of the Board of each fund held on May 20, 2008, the Board considered the re-approval for an annual period of each fund's Management Agreement, pursuant to which the Manager provides each fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the funds, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to each Fund. The Board members received a presentation from representatives of the Manager regarding services provided to each fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to each fund pursuant to each fund's Management Agreement. The Manager's representatives noted that the funds serve institutional investors acting for themselves or in a fiduciary capacity, and reviewed the nature of the relationships that the Manager has with various institutions and intermediaries and the different needs of each. The Manager's representatives noted the sales and servicing support provided by the distributor's Dreyfus Investments division to each fund, the diversity of distribution of the funds in the Dreyfus complex generally, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services among various distribution channels. The Board also reviewed the number of shareholder accounts in each fund, as well as each fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of Each Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing each fund's management fee and expense ratio (based on each fund's Institutional Shares) with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper, in each case based on the current financial statements available to Lipper as of March 31, 2008. Included in each fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented each fund's performance (for each fund's Institutional Shares) for various periods ended March 31, 2008, and placed significant emphasis on comparisons of total return performance for each fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper.

DREYFUS CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were at and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was two basis points higher than the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results slightly lower than the Performance Group median, and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period. The Board noted that most of the Performance Group funds that had a lower actual management fee than the fund also had an expense reduction in effect, and the Board considered the extent to which this may have been reflected in the performance of the fund relative to the Performance Group median. The Board also noted the portfolio manager's presentation of the strategies for managing the fund's average maturity and credit risk profile over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included funds used primarily as sweep vehicles for asset management accounts as well as funds with investment minimums ranging from $100,000 to $1 billion. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS CASH MANAGEMENT PLUS, INC.

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual (by one basis point) and actual management fees were higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was two basis points higher than the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total returns slightly lower than the Performance Group median (except for the 10-year period), and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period. The Board noted that most of the Performance Group funds that had a lower actual management fee than the fund also had an expense reduction in effect, and the Board considered the extent to which this may have been reflected in the performance of the fund relative to the Performance Group

median. The Board noted the portfolio manager's presentation of the strategies for managing the fund's average maturity and credit risk profile over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included funds used primarily as sweep vehicles for asset management accounts as well as funds with investment minimums ranging from $100,000 to $1 billion. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS GOVERNMENT CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees at and higher (by one basis point) than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results at and higher than the Performance Group median, and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the portfolio manager's presentation of the strategy for managing the fund's average maturity over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the difference, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS GOVERNMENT PRIME CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results slightly lower than the Performance Group median (except for the 10-year period), and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period. The Board noted that each Performance Group fund that had a lower actual management fee than the fund also had an expense reduction in effect, and the Board considered the extent to which this may have been reflected in the performance of the fund relative to the Performance Group median. The Board noted the portfolio manager's presentation of the strategy for managing the fund's average maturity over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the difference, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board analyzed differences in fees paid to the Manager

and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS TREASURY & AGENCY CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were at and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results at or higher than the Performance Group median (and first quartile for the 1-year period), and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the portfolio manager's presentation of the strategy for managing the fund's average maturity over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included funds used primarily as a sweep vehicle for asset management accounts as well as funds with investment minimums close to or the same as that of the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS TREASURY PRIME CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees approximated, and were higher than, the respective Expense Group medians. The Board also noted that the fund's total expense ratio approximated the Expense Group median and was lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results variously at, higher, and lower than the Performance Group median and Performance Universe median for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period. The Board noted that each Performance Group fund that had a lower actual management fee than the fund also had an expense reduction in effect, and the Board considered the extent to which this may have been reflected in the performance of the fund relative to the Performance Group median. The Board also noted the portfolio manager's presentation of the strategy for managing the fund's average maturity over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included funds used primarily as a sweep vehicle for asset management accounts as well as funds with investment minimums close to or the same as that of the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS TAX EXEMPT CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results at or higher than the Performance Group median, and higher than the Performance Universe median (in each case, ranking in the first quartile, which is the highest performance ranking group), for each reported time period up to 10 years. The Board also noted the portfolio manager's presentation for managing the fund's average maturity and credit risk profile over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS MUNICIPAL CASH MANAGEMENT PLUS

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and

Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results higher than the Performance Group median and Performance Universe median for each reported time period up to 10 years. The Board also noted the portfolio manager's presentation for managing the funds average maturity and credit risk profile over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS NEW YORK MUNICIPAL CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved the number one total return ranking among its Performance Group, and number two total return ranking among its Performance Universe, for each reported

time period up to 10 years. The Board also noted the portfolio manager's presentation for managing the funds average maturity and credit risk profile over the past year.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included one fund used primarily as a sweep vehicle for asset management accounts as well as two other retail funds. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for each fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for each fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to each fund and noted that there were no soft dollar arrangements in effect with respect to trading any fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to each fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing each fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's expense undertaking in effect for each fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of each fund's Management Agreement. Based on the discussions and considerations as described above, each fund's Board made the following conclusions and determinations, as indicated.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to each fund are adequate and appropriate.
- The Board was satisfied with each fund's performance.
- The Board considered the portfolio strategies implemented by certain of the funds' money fund competitors, noting that a number of these funds, unlike the funds, which had significant fee waivers in place, were severely impacted by the continuing credit and liquidity crisis that began in 2007.

- The Board commended the funds' portfolio managers and the credit research groups that support them, noting the unwavering commitment to intensive credit research, performance, and high credit quality. The Board further noted that the funds have flourished during periods of severe market turmoil, such as during the current credit crisis, while remaining high quality and also noted that, because of such commitment, the funds avoided investment in the problematic securities in which such competitor funds invested.
- The Board concluded that the fee paid to the Manager by each fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the expense undertakings in effect for each fund, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with each fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of each fund had been adequately considered by the Manager in connection with the management fee rate charged to each fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.
- The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of each fund's Management Agreement was in the best interests of the fund and its respective shareholders.

For More Information

Dreyfus Cash Management Funds

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Institutional	Investor	Administrative	Participant	Service	Select	Agency	Premier
Dreyfus Cash Management	DICXX	DVCXX	DACXX	DPCXX			DMCXX	
Dreyfus Cash Management Plus, Inc.	DCIXX	DCVXX	DCAXX	DCPXX	DSPXX	DPSXX	DASXX	
Dreyfus Government Cash Management	DGCXX	DGVXX	DAGXX	DPGXX			DGMXX	
Dreyfus Government Prime Cash Management	DIPXX	DVPXX	DAPXX	DGPXX			DRPXX	
Dreyfus Municipal Cash Management Plus	DIMXX	DVMXX	DAMXX	DMPXX			DRAXX	
Dreyfus New York Municipal Cash Management	DIYXX	DVYXX	DAYXX	DPYXX			DNCXX	
Dreyfus Tax Exempt Cash Management	DEIXX	DEVXX	DEAXX	DEPXX			DYEXX	
Dreyfus Treasury & Agency Cash Management	DTRXX	DTVXX	DTAXX	DTPXX	DSRXX	DTSXX	DYAXX	DYPXX
Dreyfus Treasury Prime Cash Management	DIRXX	DVRXX	DARXX	DPRXX			DSAXX	
Dreyfus California AMT-Free Municipal Cash Management	DIIXX	DAIXX	DFAXX	DFPXX			DRMXX	

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

Each fund will disclose daily, on www.dreyfus.com, the complete schedule of each fund's holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

Each fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. Each fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how each fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

